As filed with the Securities and Exchange Commission on October 31, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ALLOT COMMUNICATIONS LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	3576	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Allot Communications Ltd.
22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
+972 (9) 761-9200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Allot Communications, Inc.
7664 Golden Triangle Drive
Eden Prairie, MN 55344
(952) 944-3100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Joshua G. Kiernan, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW England Tel: +44 (20) 7532-1408 Fax: +44 (20) 7532-1001	Ori Rosen, Adv. Oren Knobel, Adv. Ori Rosen & Co. One Azrieli Center Tel Aviv 67021 Israel Tel: +972 (3) 607-4700 Fax: +972 (3) 607-4701	James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York Tel: (212) 468-8000 Fax: (212) 468-7900	Ehud Sol, Adv. Herzog, Fox & Neeman Asia House 4 Weizman Street Tel Aviv 64239, Israel Tel: +972 (3) 692-2020 Fax: +972 (3) 696-6464

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Proposed
Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value NIS 0.10	U.S.$82,225,000	U.S.$8,799

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 31, 2006

PROSPECTUS

6,500,000 Shares

Ordinary Shares

We are offering 6,500,000 ordinary shares. No public market currently exists for our ordinary shares.

We have applied to have our ordinary shares approved for quotation on The Nasdaq Global Market under the symbol “ALLT.” We anticipate that the initial public offering price will be between $9.00 and $11.00 per ordinary share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Allot Communications (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 975,000 ordinary shares on the same terms and conditions as set forth above if the underwriters sell more than 6,500,000 ordinary shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the ordinary shares on or about          , 2006.

Lehman Brothers
Deutsche Bank Securities

CIBC World Markets
RBC Capital Markets

               , 2006

Until          , 2006, 25 days after the date of this prospectus, all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our ordinary shares in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares.

i

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Allot Communications Ltd.

We are a leading designer and developer of broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase average revenue per user, or ARPU. The rapid growth of broadband networks, such as cable, DSL and wireless, and the proliferation in the number and complexity of broadband applications have led broadband service providers to demand new ways to manage their networks. Costly infrastructure upgrades to increase network bandwidth capacity neither address service providers’ need for network visibility nor prioritize revenue-generating applications. Furthermore, service providers have generally been unsuccessful in capturing the significant new revenue opportunities available from providing differentiated, premium broadband services that command higher prices. By capitalizing on new revenue opportunities and maximizing the capacity of existing network infrastructure, our DPI technology enables service providers to optimize returns on their investments and enhance the quality of the services they provide.

Our products consist of our NetEnforcer traffic management systems and NetXplorer application management suite. NetEnforcer employs advanced DPI technology, which identifies applications at high speeds by examining data packets and searching for application patterns and behaviors. NetXplorer enables the implementation of user-defined network management policies and the collection of detailed statistics on the network’s users and applications. Our goal is to be the leading provider of independent network inspection and management solutions used by service providers and enterprises to transform generic access broadband networks into intelligent broadband networks.

We generated revenues of $23.0 million in 2005, representing a 27% increase over the prior year, and revenues of $24.6 million for the nine months ended September 30, 2006, representing a 55% increase over the same period in the prior year. We had a net loss of $2.4 million in 2005 and had net income of $0.6 million for the nine months ended September 30, 2006. We have incurred net losses in each fiscal year since our incorporation in 1996 and may be unable to achieve profitability. Since inception, we have financed our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. We had 232 employees as of September 30, 2006.

Industry Background

The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. According to a May 2006 report by International Data Corporation, or IDC, a provider of information about the telecommunications market, the number of broadband subscribers globally is expected to reach 396 million by 2010, representing a compound annual growth rate of 14% over the 206 million in 2005. The applications utilized by broadband subscribers include peer-to-peer file-sharing (P2P), voice-over-IP (VoIP), Internet video and online video gaming applications, as well as applications to enable online content services. In contrast to traditional applications, such as e-mail and web-browsing, these new applications require large amounts of bandwidth and are highly sensitive to network delays, thereby increasing the cost of maintaining network performance. As a result of increased competition and lack of service differentiation, broadband access has become a commodity, contributing to downward price pressure, low ARPU, and high customer churn rates. Yet, because service providers do not have the tools to analyze and manage applications on their networks, most service providers still only offer users undifferentiated connectivity for a flat fee, regardless of the type of application, its importance to the user and level of usage.

To address these issues, service providers have begun to offer premium, differentiated applications, such as VoIP, video and new online content services based on the willingness of subscribers to pay premium rates for upgraded quality of service and certain applications. However, to offer premium services, and to guarantee service levels, service providers need to be able to identify, control and protect network applications used by different subscribers. By offering such tiered services and charging subscribers according to the value of these services, service providers can capitalize on the revenue enhancement opportunities enabled by different broadband applications.

The proliferation of network applications also presents significant challenges for enterprises operating wide-area networks. Enterprises have also become increasingly dependent on broadband Internet and Intranet access, as content distribution between partners and customers, employee remote access, and VoIP, have become more common. Applications such as e-mail, customer relationship management, or CRM, enterprise resource planning, or ERP, and other online transactional and business applications are critical to enterprises’ businesses. In order to guarantee the performance of these mission-critical applications, as well as to reduce infrastructure expenses, enterprises seek the tools required to prioritize and control their network applications.

Service providers and enterprises are seeking to transform generic access broadband networks into intelligent broadband networks. The ability to identify, distinguish and prioritize different network applications plays a major role in intelligent network management, allowing service providers to optimize bandwidth usage and reduce operational costs, while maintaining high quality of service. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. For example, applications can disguise themselves as permitted applications and also use sophisticated encryption techniques to avoid detection. Unlike traditional network infrastructure devices, such as switches and routers, which can perform only a very limited examination of packets, DPI solutions offer active control over each application and subscriber in the network.

The Allot Solution

Our NetEnforcer traffic management systems and NetXplorer application management suite enable our end-customers to accomplish the following objectives:

•	Network visibility. Our intelligent network solutions enable our end-customers to generate detailed real-time and historical reports by identifying bandwidth usage by application, subscriber usage patterns, network performance, long- and short-term usage trends and abnormal events, such as denial-of-service attacks and worms.

•	Application management and control. Service providers and enterprises apply our intelligent network application management technology to improve service quality by optimizing available bandwidth usage for different applications. For example, P2P applications that consume large amounts of network bandwidth can be de-prioritized to enhance the performance of applications, such as VoIP or Internet video, that are more sensitive to delay. Intelligent application controls can ensure the delivery of mission-critical applications by deprioritizing non-critical, bandwidth-intensive applications, discourage the use of non-business or recreational applications, and warn and protect against security threats.

•	Subscriber and service management. Our offerings enable service providers to increase total revenue, ARPU and customer loyalty by offering tiered service plans and differentiated content offerings to better meet varying subscriber needs. Using our systems, service providers can tailor and price service plans based on customer needs and demands, such as plans that guarantee performance of certain applications, the ability to purchase bandwidth on demand or bandwidth for prioritized content delivery. Content providers can also contract with service providers to guarantee high quality service to their customers over the service provider’s infrastructure, thereby enabling content providers to differentiate their offerings.

Our Competitive Strengths

Our competitive strengths include the following:

•	Market-leading DPI technology and analytical capabilities. Our focus on developing the most efficient means to search for hundreds of different applications, combined with our extensive database of algorithms that detect network applications, provide us with a significant competitive advantage. We believe that our NetEnforcer AC-2500, is currently the only commercially deployed solution with its level of functionality capable of supporting 5 gigabits/second performance and 2 million simultaneous connections.

•	Broad product portfolio. We believe that our broad product portfolio with offerings targeted at small, midsize and large service providers and enterprises enables us to compete in, and our channel partners to serve, a wider range of profitable markets than our competitors.

•	Independence from underlying network infrastructure. Our independent solutions are designed for easy deployment and to be less disruptive to existing networks than embedded solutions, which require changes or upgrades to the network infrastructure. In addition, independent solutions can be upgraded easily to respond to rapid changes in application behavior and subscriber demands, and offer end-customers flexibility in choosing any infrastructure equipment vendor.

•	Global sales and marketing channels. Our global network of over 300 distributors, resellers and systems integrators, through which we make substantially all of our sales, have enabled us to achieve a diverse customer base. We also rely on these third parties to install and provide basic technical support for our systems. To date, we have deployed over 9,000 NetEnforcer systems in 118 countries.

•	Focus on service optimization solutions. We believe that our dedicated focus on DPI solutions differentiates the level of service and support that we provide to our channel partners and end-customers. This includes our responsiveness to the introduction of new applications and effective integration of our products into our customers’ existing billing, customer care and other business systems.

Our Strategy

Our goal is to be the leader in offering service providers and enterprises network inspection and management solutions to transform generic access broadband networks into intelligent broadband networks. Our strategy to achieve this goal includes the following:

•	Further our technological advantage. We intend to continue investing in the development of market leading broadband service optimization technologies and new broadband applications and services. Our next generation product, which is designed to support multiple channels of 10 gigabit/second full performance throughput rates, will utilize the new Advanced Telecom Computing Architecture standards, or ATCA, since it better enables the integration of additional third-party services into our product offerings.

•	Continue to expand our sales and marketing channels. We intend to expand our world-wide sales and marketing channels to further address small and medium-sized service providers and enterprises, including the government and education sectors. We intend to seek channel partners in new geographical territories, as well as in vertical markets in countries where we have already established a presence.

•	Focus on larger service providers. We intend to target larger service providers in response to increased demand from them for the ability to differentiate their service offerings. We believe that sales to these end-customers are more likely to result in sustained demand for our NetEnforcer systems as they deploy our products throughout their networks and as their networks grow. We intend to supplement these efforts by expanding our relationships with system integrators and OEMs who have existing relationships with larger service providers.

•	Selectively pursue strategic partnerships and acquisitions. We intend to selectively pursue partnerships and acquisitions that will provide us access to complementary technologies and accelerate our penetration into new markets, including mobile networks, security applications and subscriber management.

We face a number of challenges in achieving our goal. In particular, the market for our products in the service provider market is still emerging and is highly competitive, and our growth may be harmed if carriers do not adopt DPI solutions or if they adopt DPI solutions from our competitors. In addition, sales of our products can involve lengthy sales cycles, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Company Information

We were incorporated under the laws of the State of Israel in November 1996. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. Our web site address is www.allot.com. The information on our web site does not constitute part of this prospectus.

Unless the context otherwise requires, the terms “Allot,” “we,” “us” and “our” refer to Allot Communications Ltd. and our wholly-owned subsidiaries.

The terms “NetEnforcer” and “NetReality,” as well as the name “Allot Communications,” are registered trademarks and we have filed a trademark application to register our logo. All other registered trademarks appearing in this prospectus are owned by their holders.

THE OFFERING

Ordinary shares offered by us	6,500,000 shares.

Ordinary shares to be outstanding after this offering	20,914,233 shares.

Use of proceeds	We intend to use the net proceeds of this offering to fund our research and development activities, business development and marketing activities, and for general corporate purposes and working capital. We also may use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies although we currently do not have any acquisition or investment planned.

Proposed Nasdaq Global Market symbol	“ALLT.”

The number of ordinary shares to be outstanding after this offering excludes (1) 3,541,171 ordinary shares reserved for issuance under our share option plans as of the date of this prospectus, of which options to purchase 3,451,439 ordinary shares at a weighted average exercise price of $2.32 per share have been granted, (2) 246,479 ordinary shares that have been issued, but are held in trust for the benefit of our founder and Chairman, Yigal Jacoby, pending his payment of the purchase price of such shares (see “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers — Escrow Agreement with Yigal Jacoby”), and (3) up to 163,705 ordinary shares issuable upon the exercise of warrants granted to two Israeli banks and an Israeli non-profit organization at a weighted average exercise price of $3.37 per share.

Unless otherwise indicated, all information in this prospectus:

•	reflects the issuance upon the closing of this offering of 270,016 ordinary shares upon the exercise of warrants to purchase Series B preferred shares on a cashless and non-cashless basis, and the receipt of $1,128 by us from such exercise;

•	reflects the issuance upon the closing of this offering of 14,094 ordinary shares upon the exercise of an option to purchase Series B preferred shares and the receipt of NIS 620, representing approximately $145, from such exercise, held by Mr. Jacoby;

•	reflects the conversion upon the closing of this offering of (1) all of our issued and outstanding Series A, B, C, D and E preferred shares into 10,969,745 ordinary shares, including 275,127 ordinary shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series C preferred shares in connection with prior financings and this offering, and (2) all of our Series A ordinary shares into 611,349 ordinary shares;

•	assumes an initial public offering price of $10.00 per ordinary share, the midpoint of the estimated initial public offering price range;

•	assumes no exercise of the underwriters’ option to purchase from us up to 975,000 additional ordinary shares; and

•	reflects a 1-for-100 share split effected on February 5, 1998, a share dividend effected on September 12, 2000 of three shares for each outstanding share, and a 4.3962-for-1 reverse share split effected on October 29, 2006. Such reverse share split was effected through a 10-for-1 consolidation of each series of our ordinary and preferred shares, followed by a share dividend of approximately 1.275 ordinary shares for each ordinary share outstanding and an adjustment to the ordinary share conversion ratio of our preferred shares and Series A ordinary shares. We effected the reverse share split in this manner in order to maintain a round par value per share and to give our board of directors maximum flexibility under Israeli law to determine the amount of the share dividend prior to printing preliminary prospectuses for this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this data along with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenues:
Products	$13,122	$14,638	$18,498	$12,576	$20,718
Services	1,653	3,447	4,474	3,317	3,859

Total revenues	14,775	18,085	22,972	15,893	24,577

Cost of revenues(1):
Products	3,229	3,942	4,481	3,237	4,562
Services	362	679	938	699	845

Total cost of revenues	3,591	4,621	5,419	3,936	5,407

Gross profit	11,184	13,464	17,553	11,957	19,170

Operating expenses:
Research and development, gross	4,053	4,851	6,652	4,964	6,737
Less royalty-bearing participation	1,094	894	727	582	1,095

Research and development, net(1)	2,959	3,957	5,925	4,382	5,642

Sales and marketing(1)	8,164	10,104	11,887	8,797	10,859
General and administrative(1)	1,832	2,081	2,380	1,709	2,260
Impairment of intangible assets	—	366	—	—	—

Total operating expenses	12,955	16,508	20,192	14,888	18,761

Operating income (loss)	(1,771)	(3,044)	(2,639)	(2,931)	409
Financing and other income (expenses), net	(507)	(241)	45	36	229

Income (loss) before income tax expenses (benefit)	(2,278)	(3,285)	(2,594)	(2,895)	638
Income tax expenses (benefit)	2	3	(218)	(178)	75

Net income (loss)	$(2,280)	$(3,288)	$(2,376)	$(2,717)	$563

Basic net earnings (loss) per share	$(0.82)	$(1.18)	$(0.81)	$(0.94)	$0.04

Diluted net earnings (loss) per share	$(0.82)	$(1.18)	$(0.81)	$(0.94)	$0.04

Weighted average number of shares used in computing basic net earnings (loss) per share	2,774,639	2,787,554	2,943,500	2,903,356	13,310,355

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,774,639	2,787,554	2,943,500	2,903,356	15,501,698

Pro forma basic and diluted net earning (loss) per share of ordinary shares (unaudited)(2)			$(0.17)		$0.04

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)

Cost of revenues	$—	$—	$—	$—	$8
Research and development, net	22	17	12	10	97
Sales and marketing	40	25	251	240	330
General and administrative	235	116	42	27	247

Total	$297	$158	$305	$277	$682

(2)	Pro forma basic and diluted loss per ordinary share gives effect to the conversion upon the closing of this offering, assuming such closing occurred on September 30, 2006, of (1) all of our issued and outstanding preferred shares into 10,969,795 ordinary shares, and (2) all of our Series A ordinary shares into 611,349 ordinary shares. See Note 2r to our consolidated financial statements for an explanation of the number of shares used in computing per share data.

	As of September 30, 2006
		Pro Forma as
	Actual	Adjusted
	(unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$4,547	$63,497
Marketable securities	8,897	8,897
Working capital	5,048	63,498
Total assets	27,524	85,974
Total liabilities	14,686	14,686
Accumulated deficit	(37,321)	(37,321)
Total shareholders’ equity	12,838	71,288

Pro forma as adjusted information included above in the consolidated balance sheet data reflects (1) our receipt of estimated net proceeds of $58.5 million from our sale of the ordinary shares in this offering, based on an initial public offering price of $10.00 per share, the midpoint of the estimated initial public offering price range, after deducting the underwriting discount and estimated offering expenses, of which $0.5 million had been prepaid as of September 30, 2006 and is included in working capital, (2) the receipt of $1,128 by us pursuant to the issuance of 270,016 ordinary shares pursuant to the exercise on a cashless and non-cashless basis upon the closing of this offering of warrants to purchase Series B preferred shares, and (3) the receipt of $145 by us pursuant to the issuance of 14,094 ordinary shares pursuant to the exercise upon the closing of this offering of an option to purchase Series B preferred shares held by our founder and Chairman, Yigal Jacoby.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Relating to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses in each fiscal year since we commenced operations in 1997. We incurred net losses of $2.4 million in 2005, $3.3 million in 2004 and $2.3 million in 2003. As of September 30, 2006, our accumulated deficit was $37.3 million. Our losses could continue for the next several years as we expand our sales and marketing activities and continue to invest in research and development. We may incur losses in the future and may not generate sufficient revenues in the future to achieve profitability.

We are dependent on our NetEnforcer traffic management system and NetXplorer network management application suite for all of our revenue.

Our revenues are currently derived solely from sales of our NetEnforcer traffic management system and NetXplorer network management application suite, and from maintenance and support contracts related to these products. We currently expect that our revenues from these products will continue to account for all or substantially all of our revenues for the foreseeable future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, these products would severely harm our ability to generate revenues.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

We compete in a rapidly evolving and highly competitive sector of the networking technology market. Our principal competitors are Cisco Systems, Inc. (through its acquisition of P-Cube, Inc.), Sandvine Inc. and Ellacoya Networks, Inc. in the service provider market, and Packeteer Inc. in the enterprise market. We also compete in particular geographic areas with a number of smaller local competitors and we compete indirectly with router and switch infrastructure companies with features that address some of the problems that our products address. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as peer-to-peer (P2P), and latency-sensitive applications, such as voice-over-Internet protocol (VoIP), Internet video and online video gaming applications.

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. In addition to the general increase in applications delivered over broadband networks that require large amounts of bandwidth, such as P2P applications, demand for our products is driven particularly by the growth in applications which are highly sensitive to network delays and therefore require efficient network management. These applications include VoIP, Internet video and online video gaming applications. If the rapid growth in adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may not grow as anticipated.

We depend on third parties to market, sell, install, and provide initial technical support for our products.

We market and sell our products to end-customers through third party channel partners, such as distributors, resellers, OEMs and system integrators. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to market and sell our products successfully to end-customers. If any significant channel partners fail, individually or in the aggregate, to perform as we expect, our sales may suffer. We also depend on our ability to maintain our relationships with existing channel partners and develop relationships in key markets with new channel partners. We cannot assure you that our channel partners will market our products effectively, receive and fulfill customer orders of our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our products are complex and it takes time for a new channel partner to gain experience in their operation and installation. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products.

Our channel partners install our products and provide initial customer support to end-customers of our products. Any failure by our channel partners to provide adequate support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products.

Our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one year term and following the expiration of this term, they can be terminated by either party. We can give no assurance that these agreements will not be terminated upon proper notice and any such termination may adversely affect our profitability and results of operations.

The market for our products in the service provider market is still emerging and our growth may be harmed if carriers do not adopt DPI solutions.

The market for DPI technology is still emerging and the majority of our sales to date have been to small and midsize service providers and enterprises. We believe that the largest service providers, referred to as Tier 1 carriers, as well as cable and mobile operators, present a significant market opportunity and are an important element of our long term strategy, but they are still in the early stages of evaluating the benefits and applications of DPI technology. Carriers may decide that full visibility into their networks or highly granular control over content based applications is not critical to their business. They may also determine that certain applications, such as VoIP or video, can be adequately prioritized in their networks by using router and switch infrastructure products without the use of DPI technology. They may also, in some instances, face regulatory constraints that could change the characteristics of the markets. Furthermore, widespread adoption of our products by carriers will require that they migrate to a new business model based on offering subscriber and application-based tiered services and market these new services successfully to consumers. If carriers decide not to adopt DPI technology, our market opportunity would be reduced and our growth rate may be harmed.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Carriers are subject to government regulation in jurisdictions in which we sell our products. For example, there has been a series of draft bills introduced to the U.S. Congress in the first half of 2006 that would prohibit service providers from prioritizing applications from content providers who are prepared to pay for such service. To date, none of these bills has been adopted; however, some of these bills may still be raised for consideration and other jurisdictions in which we operate may adopt similar legislation. Advocates for the legislation claim that collecting premium fees from certain “preferred” customers would distort the market for Internet applications in favor of larger and better-funded content providers and would impact end users who purchased broadband access only to experience differing response times in interacting with various content providers. Opponents of the legislation believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. Demand from carriers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit, or limit, service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

The length of our sales cycles to large service providers, including carriers and cable and mobile operators, is generally lengthy, as these end-customers undertake significant testing to assess the performance of our products within their networks. As a result, we may invest significant time from initial contact with a large service provider until that end-customer decides to incorporate our products in its network. We may also expend significant resources attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, initial network deployment of our products by a large service provider may last up to three years. Carriers, especially in North America, often require that products they purchase meet Network Equipment Building System (NEBS) certification requirements, which relate the reliability of telecommunications equipment. Our NetEnforcer AC-1000 and AC-2500 are designed to meet NEBS certification requirements and are currently undergoing the certification process, but carriers may not choose to use our systems until we receive the certification. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result we may incur significant expense without generating any sales.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology.

We will need to invest heavily in developing our DPI technology in order to keep pace with rapid changes in applications, increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products are designed to identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. If we fail to address the needs of customers in particular geographic markets and if we fail to develop enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected.

We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture and provide hardware warranty support for our NetEnforcer traffic management system and if it experiences delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture, assemble, test, package and provide hardware warranty support for all of our NetEnforcer traffic management systems, although we are negotiating with candidates for an additional third-party manufacturer. In addition, our agreement with R.H. Electronics requires it to procure and store key components for the NetEnforcer at its facilities. If R.H. Electronics experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage the relationship with R.H. Electronics, shipments of products to our customers may be delayed and our ability to deliver products to customers could be materially adversely affected. Our agreement with R.H. Electronics is automatically renewed annually for additional one-year terms, unless R.H. Electronics elects not to renew by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement at any time during the term upon 120 days prior notice. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition. Therefore, the loss of R.H. Electronics would adversely affect our sales and operating results, and harm our reputation.

R.H. Electronics’ facilities are located in northern Israel and are in range of rockets that were fired recently from Lebanon into Israel. In the event that the facilities of R.H. Electronics are damaged as a result of hostile action, our ability to deliver products to customers could be materially adversely affected. See also “Risk Factors — Conditions in Israel could adversely affect our business, and — Our operations may be disrupted by the obligations of personnel to perform military service.”

Certain components for our NetEnforcer traffic management systems come from single or limited sources, and we could lose sales if these sources fail to satisfy our supply requirements.

Certain components used in our NetEnforcer systems are obtained from single or limited sources. Since our NetEnforcer systems have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Such changes could be costly and result in lost sales. In particular, the central processing unit for our NetEnforcer AC-400 and our NetEnforcer AC-800 is from Intel Corporation and the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 is from Hifn Inc.

If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors. Our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-source or limited-sourced components, or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

The slowdown in capital expenditures by telecommunications service providers in prior years had a material adverse effect on our results of operations. Another down turn in technology spending could have a material adverse effect on our results of operations.

A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2003. There was a curtailment of capital investment by telecommunications carriers and service providers as well as by businesses that use our products, referred to as the enterprise market. Recent increased expenditures in the telecommunications industry in general or in the broadband portion of the market in particular may not continue. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to maintain profitability. Any future industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

We use certain “open-source” software tools that carry the risk of being subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our customers or require us to pay licensing fees.

Our NetEnforcer traffic management systems and NetXplorer management application suite contain software from open source code sources. Open source code is software that is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. Our products include, for example, open source code such as the Linux kernel and the GNU/Linux operating system. The Linux kernel and the GNU/Linux operating system have been developed under a license (known as a General Public License or GPL), which permits them to be liberally copied, modified and distributed.

Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to different interpretations. While we have periodically undertaken reviews of our use of open source code in an effort to avoid situations that would require us to make parts of our core proprietary technology freely available as open source code, we cannot guarantee that such circumstances will not occur or that a court would not conclude that, under a different interpretation of an open source license, certain of our core technology must be made available as open source code. The use of such open source code may also ultimately require us to take remedial action, such as replacing certain code used in our products, paying a royalty to use some open source code, making certain proprietary source code available to others or discontinuing certain products, that may divert resources away from our development efforts.

The license under which we licensed the Linux kernel and GNU/Linux operating system, is currently the subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. SCO filed its complaint in 2003. According to the current schedule, the parties will complete summary judgment briefing by December 8, 2006 and the court has postponed the jury-trial date of February 26, 2007, pending the outcome of the motions. SCO has alleged that certain versions of the Linux kernel and GNU/Linux operating system contributed by IBM contain unauthorized UNIX code or derivative works of UNIX code, which SCO claims it owns. If the court were to rule in SCO’s favor and find, for example, that GNU/Linux-based products, or significant portions of them, may not be liberally copied, modified or distributed, we may have to modify our products and/or seek a license to use the code in question, which may or may not be available on commercially reasonable terms, and this could have a material adverse effect on our business. Regardless of the merit of SCO’s allegations, uncertainty concerning SCO’s allegations could adversely affect our products and customer relationships.

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.

Know-how relating to networking protocols, building carrier-grade systems and identifying applications is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses for six months following termination of employment. The enforceability of non-compete clauses in Israel is limited. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. Monitoring unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the law of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

As of September 30, 2006, we had a limited patent portfolio. We had two issued U.S. patents and four pending U.S. patent applications. We also have one pending counterpart application outside of the United

States, filed pursuant to the Patent Cooperation Treaty. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

The failure to obtain patents, inability to obtain patents with claims of a scope necessary to cover our technology, or the invalidation of our patents, may weaken our competitive position and may adversely affect our revenues.

We may be subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

There can be no assurance that we will not receive communications from third parties asserting that our products and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

Our products are highly technical, and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

Our products are complex and are incorporated into broadband networks which are a major source of revenue for service providers and which support critical applications for subscribers and enterprises. Due to the complexity of our products and variations among customers’ network environments, we may not detect product defects until full deployment in our customers’ networks. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolve any defects. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenue, and damage to our reputation. In addition, we could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

We need to increase the functionality of our products and offer additional features in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average selling prices for our products may decrease over time. Such a decrease would generally result from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, and additional features, such as additional security functions, supporting additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices decline. If we are unable to reduce these costs or to offer increased functionally and features, our profitability may be adversely affected.

If we fail to attract and retain skilled employees, we may not be able to timely develop, sell or support our products.

Our success depends in large part on the continued contribution of our research and development, sales and marketing and managerial personnel. If our business continues to grow, we will need to hire additional qualified research and development, sales and marketing and managerial personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. Our failure to hire and retain qualified personnel could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

The European Union has issued directives relating to the sale in member countries of electrical and electronic equipment, including products sold by us. If our products fail to comply with these directives, we could be subject to penalties and sanctions that could materially adversely affect our business.

A directive issued by the European Union, or EU, on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, referred to as RoHS, came into effect on July 1, 2006. The RoHS directive, lists a number of substances, including lead, mercury, cadmium and hexavalent chromium, which must either be removed, or reduced to maximum permitted concentrations, in any products containing electrical or electronic components that are sold within the EU. Our products fall within the scope of the RoHS directive. We believe that our products are currently compliant with the RoHS directive. There can, however, be no assurance that we will continue to comply with the RoHS directive or any similar directives in other jurisdictions in the future.

In 2003, the EU approved a directive on Waste Electrical and Electronic Equipment, or WEEE, which promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which went into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, with which we believe we are compliant and are taking all requisite steps to ensure continued compliance.

The countries of the EU form the largest single market for our products. If our products fail to comply with WEEE or RoHS directives, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

In 2005, we derived our revenues principally in U.S. dollars and to a lesser extent in euros and shekels. Although a majority of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and yen. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. For example, in 2002 we acquired the assets of NetReality, an Israeli manufacturer of traffic management solutions, which increased our customers base and enhanced our engineering capabilities and technology. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

In addition, acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill; and

•	write-offs of in-process research and development.

If acquisitions disrupt our operations, our business may suffer.

Under current U.S. and Israeli law, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees sign appropriate non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with

Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Related to this Offering

There has been no prior market for our ordinary shares and our share price may be volatile.

Prior to this offering there has been no public market for our ordinary shares. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our ordinary shares or whether such a market will be sustained. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our product;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

Following the closing of this offering, a small number of significant beneficial owners of our shares acting together will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

Following the closing of this offering, the largest beneficial owners of our shares, entities and individuals affiliated with Tamir Fishman Ventures, the Gemini Group, Genesis Partners, and Odem Rotem Holdings Ltd., a company owned and controlled by our Chairman, Yigal Jacoby, each of which currently beneficially owns more than 10.0% of our outstanding shares, will beneficially own in the aggregate 38.6% of our ordinary shares or 37.0% if the underwriters exercise their option to purchase additional shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

Future sales of our ordinary shares following this offering could cause the market price of our ordinary shares to drop significantly, even if our business is profitable.

Upon completion of this offering, we will have 20,914,233 ordinary shares outstanding. The 6,500,000 ordinary shares we are selling in this offering will be freely tradable without restriction immediately following this offering. Our directors and officers, and holders of nearly all of our outstanding shares, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. Lehman Brothers Inc. may, in its sole discretion and without notice, release all or any portion of the ordinary shares subject to lock-up agreements. As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities. The following chart shows when we expect that the remaining 14,414,233 ordinary shares that are not being sold in this offering will be available for resale in the public markets.

Number of Shares/
Percentage of Total
Outstanding	Date of Availability for Resale Into the Public Market

218,864/1.0%	Upon the date of this prospectus.
161,302/0.8%	90 days after the date of this prospectus.
13,924,274/66.6%	180 days after the date of this prospectus of which 9,850,355, or 47.1%, are subject to volume limitations under Rule 144.
109,793/0.5%	More than 180 days after the date of this prospectus.

In addition to our outstanding shares, as of the date of this prospectus, we have granted options to purchase 3,451,439 ordinary shares under our share option plans. The holders of options to purchase 88,409 ordinary shares that are vested and exercisable as of the date of this prospectus are not required to sign lock-up agreements with respect to such shares in the event that they exercise options. Accordingly, following any such exercise, these optionholders will be able to sell the shares underlying the options into the public markets beginning 90 days after the date of this prospectus pursuant to Rule 701. The holders of nearly all of the remaining options that we have granted under the terms of our share option plans are required to sign a lock-up agreement upon our request and we have undertaken to the underwriters to require any such optionholder exercising an option during the 180-day period following this offering to sign such a lock-up agreement. In addition, we have agreed that we will not file a registration statement on Form S-8 for the resale of securities underlying employee share options until at least 90 days after the date of this prospectus. After 180 days following this offering, subject to the lock-up agreement described above, holders of 11,545,147 ordinary shares and options and warrants to purchase ordinary shares are entitled to request that we register their shares for resale and these shareholders, optionholders and warrantholders have the right to include their shares in a registration statement for any public offering we undertake in the future. The registration or sale of any of these shares could cause the market price of our ordinary shares to drop significantly. See “Certain Relationships and Related Party Transactions — Registration Rights.”

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of the Company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate after this offering, the market price of the shares of technology companies has been especially volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having potentially punitive interest charges apply to the proceeds of share sales. See “Taxation and Government Programs — United States Federal Income Taxation — Distributions — Passive Foreign Investment Company Considerations.”

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares is expected to exceed substantially the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, based on an assumed initial public offering price of $10.00 per share, if you purchase our ordinary shares in this offering, you will suffer immediate dilution of $6.60 per share or $6.33 if the underwriters exercise their option to purchase additional ordinary shares. As a result of this dilution, investors purchasing 6,500,000 ordinary shares from us will have contributed 57.9% of the total amount of our total net funding to date but will only own 31.1% of our equity. If outstanding options and warrants to purchase our ordinary shares are exercised in the future, you will experience additional dilution.

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds from this offering to fund our research and development activities, expand our business development and marketing activities, and other general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. In addition, the subcontractor for our products is located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2006. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has resulted in an escalation in violence and among Israel, the Palestinian Authority and other groups. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on R.H. Electronics and its facilities in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of September 30, 2006, we had 232 employees of whom 170 were based in Israel. Our employees in Israel, including three executive officers, may be called upon to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with recent hostilities in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of R.H. Electronics related to military service or the absence for extended periods of one or more of R.H. Electronics’ key employees for military service may disrupt its operations in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2005, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $20.5 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Israeli Law for the Encouragement of Capital Investments was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs.

See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2003, 2004 and 2005, we received and accrued grants totaling $2.7 million from the Office of the Chief Scientist, representing 27.0%, 18.4% and 10.9%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants from the Office of the Chief Scientist and our failure to receive additional grants in the future could adversely affect our profitability.

The terms of the grants prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms of under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Ordinary Shares — Anti-Takeover Provisions under Israeli Law” and “Acquisitions under Israeli Law.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation and the political and security situation on our business; and

•	our intended uses of the proceeds from this offering.

These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the section of this prospectus entitled “Business — Overview” and “Business — Industry Overview,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

Assuming an initial public offering price of $10.00 per share, the midpoint of the estimated initial public offering price range, we estimate that we will receive total net proceeds from this offering of $58.5 million, after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds from this offering by $6.0 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares, we estimate that we will receive an additional $9.1 million in net proceeds based on the midpoint of the estimated initial public offering price range.

We intend to use the net proceeds of this offering for research and development activities, expand our business development and marketing activities, and the remaining proceeds for general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned.

We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenues.

Pending use of the net proceeds as described above, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts in Israel or outside of Israel.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table presents our capitalization as of September 30, 2006, assuming the closing of this offering on such date:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion upon the closing of this offering of (1) all of our issued and outstanding preferred shares into 10,969,795 ordinary shares, including 275,177 ordinary shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series C preferred shares in connection with prior financings and this offering, and (2) all of our Series A ordinary shares into 611,349 ordinary shares; and

•	on a pro forma as adjusted basis to give effect to:

•	the issuance upon the closing of this offering of 270,016 ordinary shares upon the exercise of warrants to purchase Series B preferred shares on a cashless and non-cashless basis, and the receipt of $1,128 by us from such exercise;

•	the issuance upon the closing of this offering of 14,094 ordinary shares upon the exercise of an option to purchase Series B preferred shares and the receipt of NIS 620, representing approximately $145, from such exercise, held by our founder and Chairman, Yigal Jacoby; and

•	the sale by us of 6,500,000 ordinary shares in this offering at the assumed initial public offering price of $10.00 per ordinary share, the midpoint of the estimated initial public offering price range, and the receipt by us of the estimated net proceeds of $58.5 million, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(unaudited)
	(in thousands)

Shareholders’ equity:
Ordinary shares and Series A ordinary shares: NIS 0.10 par value; 8,297,393 shares authorized actual and 200,000,000 shares authorized, pro forma and pro forma as adjusted; 2,815,439 shares issued and outstanding, actual; 14,374,301 shares issued, pro forma*; 14,127,822 shares outstanding, pro forma; 21,158,411 shares issued, pro forma as adjusted*; 20,911,932 shares outstanding, pro forma as adjusted	$33	$152	$469
Series A through E preferred shares, NIS 0.10 par value; 5,102,632 shares authorized, actual and zero shares authorized, pro forma and pro forma as adjusted; 4,809,926 shares issued, actual*; 4,701,569 shares outstanding, actual; zero issued and outstanding, pro forma and pro forma as adjusted	113	—	—
Additional paid-in capital	50,095	50,089	108,222
Deferred stock compensation	(43)	(43)	(43)
Additional other compensation loss	(39)	(39)	(39)
Accumulated deficit	(37,321)	(37,321)	(37,321)

Total shareholders’ equity	$12,838	$12,838	$71,288

Total capitalization	$27,524	$27,524	$85,974

*	Includes 246,479 ordinary shares that have been issued but are not outstanding, which are held in trust for the benefit of Mr. Jacoby pending his payment of the purchase price of such shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) each of additional paid-in capital and total shareholders’ equity by $6.0 million, assuming the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The preceding table excludes (1) 3,543,522 ordinary shares reserved for issuance under our share option plans as of September 30, 2006, of which options to purchase 3,470,318 ordinary shares at a weighted average exercise price of $2.26 per share have been granted, (2) except to the extent stated in the preceding table, 246,479 ordinary shares that had been issued, but are held in trust for the benefit of Mr. Jacoby pending his payment of the full purchase price of such shares, and (3) up to 163,705 ordinary shares issuable upon the exercise of warrants granted to two Israeli banks and an Israeli non-profit organization at a weighted average exercise price of $3.37 per share.

DILUTION

Our pro forma consolidated net tangible book value as of September 30, 2006 was $12.7 million, or $0.90 per ordinary share. Pro forma consolidated net tangible book value per share represents consolidated tangible net assets less consolidated liabilities divided by the number of ordinary shares outstanding on a pro forma basis after giving effect to the conversion of all outstanding preferred and Series A ordinary shares into ordinary shares. Our pro forma as adjusted consolidated net tangible book value as of September 30, 2006 would have been $71.2 million or $3.40 per ordinary share assuming the closing of this offering on such date after giving effect to:

•	the issuance upon the closing of this offering of 270,016 ordinary shares upon the exercise of warrants to purchase Series B preferred shares on a cashless and non-cashless basis, and the receipt of $1,128 by us from such exercise;

•	the issuance upon the closing of this offering of 14,094 ordinary shares upon the exercise of an option to purchase Series B preferred shares and the receipt of NIS620, approximately $145, from such exercise, held by our founder and Chairman, Yigal Jacoby;

•	the conversion upon the closing of this offering of (1) all of our issued and outstanding preferred shares into 10,969,795 ordinary shares, including 275,177 ordinary shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series C preferred shares in connection with prior financings and this offering, and (2) all of our Series A ordinary shares into 611,349 ordinary shares;

•	the sale by us of 6,500,000 ordinary shares in this offering at the assumed initial public offering price of $10.00 per ordinary share, the midpoint of the estimated initial public offering price range, and the receipt by us of the estimated net proceeds of $58.5 million, after deducting the underwriting discount and estimated offering expenses payable by us.

This represents an immediate increase in pro forma consolidated net tangible book value of $2.50 per ordinary share to existing shareholders and an immediate dilution of $6.60 per ordinary share to new investors purchasing ordinary shares in this offering. Dilution per share represents the difference between the price per share to be paid by new investors for the ordinary shares sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Pro forma consolidated net tangible book value per share as of September 30, 2006	$0.90
Increase in pro forma consolidated net tangible book value per share attributable to new investors in this offering	2.50

Pro forma consolidated net tangible book value per share after this offering		3.40

Dilution per share to new investors		$6.60

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net tangible book value by $6.0 million, the net tangible book value per share after this offering by $0.29 per share and the dilution in net tangible book value per share to investors in this offering by $0.71 per share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares in this offering, before deducting the estimated underwriting discounts and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	14,411,932	68.9%	$43.3	40.0%	$3.00
New investors	6,500,000	31.1	65.0	60.0	10.00

Total	20,911,932	100.0%	$108.3	100.0%

The preceding table excludes (1) 3,543,522 ordinary shares reserved for issuance under our share option plans as of September 30, 2006, of which options to purchase 3,470,318 ordinary shares at a weighted average exercise price of $2.26 per share had been granted, (2) 246,479 ordinary shares that have been issued, but are held in trust for the benefit of Mr. Jacoby pending his payment of the purchase price of such shares, and (3) up to 163,705 ordinary shares issuable upon the exercise of warrants granted to two Israeli banks and an Israeli non-profit organization at a weighted average exercise price of $3.37 per share.

Assuming the exercise in full of the underwriters’ option to purchase 975,000 ordinary shares to cover over-allotments, the pro forma net tangible book value after giving effect to this offering would be $3.65 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $6.35 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands, except share and per share data)

Consolidated statements of operations data:
Revenues:
Products	$5,881	$7,819	$13,122	$14,638	$18,498	$12,576	$20,718
Services	258	946	1,653	3,447	4,474	3,317	3,859

Total revenues	6,139	8,765	14,775	18,085	22,972	15,893	24,577

Cost of revenues:(1)
Products	1,838	1,914	3,229	3,942	4,481	3,237	4,562
Services	224	270	362	679	938	699	845

Total cost of revenues	2,062	2,184	3,591	4,621	5,419	3,936	5,407

Gross profit	4,077	6,581	11,184	13,464	17,553	11,957	19,170

Operating expenses:
Research and development, gross	6,244	4,041	4,053	4,851	6,652	4,964	6,737
Less royalty-bearing participation	1,710	1,144	1,094	894	727	582	1,095

Research and development, net(1)	4,534	2,897	2,959	3,957	5,925	4,382	5,642

Sales and marketing(1)	7,295	6,856	8,164	10,104	11,887	8,797	10,859
General and administrative(1)	2,739	1,679	1,832	2,081	2,380	1,709	2,260
Impairment of intangible assets	—	—	—	366	—	—	—

Total operating expenses	14,568	11,432	12,955	16,508	20,192	14,888	18,761

Operating income (loss)	(10,491)	(4,851)	(1,771)	(3,044)	(2,639)	(2,931)	409
Financing and other income (expenses), net	(29)	(490)	(507)	(241)	45	36	229

Income (loss) before income tax expenses (benefit)	(10,520)	(5,341)	(2,278)	(3,285)	(2,594)	(2,895)	638
Income tax expenses (benefit)	2	2	2	3	(218)	(178)	75

Net income (loss)	$(10,522)	$(5,343)	$(2,280)	$(3,288)	$(2,376)	$(2,717)	$563

Basic net earnings (loss) per share	$(4.02)	$(1.94)	$(0.82)	$(1.18)	$(0.81)	$(0.94)	$0.04

Diluted net earnings (loss) per share	$(4.02)	$(1.94)	$(0.82)	$(1.18)	$(0.81)	$(0.94)	$0.04

Weighted average number of shares used in computing basic net earnings (loss) per share	2,620,442	2,756,954	2,774,639	2,787,554	2,943,500	2,903,356	13,310,355

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,620,442	2,756,954	2,774,639	2,787,554	2,943,500	2,903,356	15,501,698

Pro forma basic and diluted net earnings (loss) per share of ordinary shares (unaudited)(2)					$(0.17)		$0.04

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands)

Cost of revenues	$4	$4	$—	$—	$—	$—	$8
Research and development, net	1,615	159	22	17	12	10	97
Sales and marketing	740	231	40	25	251	240	330
General and administrative	1,274	392	235	116	42	27	247

Total	$3,633	$786	$297	$158	$305	$277	$682

(2)	Pro forma basic and diluted loss per ordinary share gives effect to the conversion upon the closing of this offering, assuming such closing occurred on September 30, 2006, of (1) all of our issued and outstanding preferred shares into 10,969,795 ordinary shares, including 275,177 ordinary shares resulting from an anti-dilution adjustment for price protection granted to holders of our Series C preferred shares in connection with prior financings and this offering, and (2) all of our Series A ordinary shares into 611,349 ordinary shares. See Note 2r to our consolidated financial statements for an explanation of the number of ordinary shares used in computing per share data.

						As of
	As of December 31,					September 30,
	2001	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$4,953	$2,832	$3,631	$4,095	$3,677	$4,547
Marketable securities	—	—	—	4,846	4,581	8,897
Working capital	2,698	4,107	2,481	6,640	4,274	5,048
Total assets	10,429	11,075	10,771	17,167	17,591	27,524
Total liabilities	6,425	5,651	7,326	8,974	11,465	14,686
Accumulated deficit	(24,597)	(29,940)	(32,220)	(35,508)	(37,884)	(37,321)
Total shareholders’ equity	4,004	5,424	3,446	8,193	6,126	12,838

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a leading designer and developer of broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

We were incorporated in late 1996 and commenced operations in 1997. Between 1998 and 2000, we focused primarily on developing our technology and products. In 1998, we shipped our first traffic management product. Between 2000 and 2003, we continued to develop our technology, including through our acquisition of the assets of NetReality, an Israeli manufacturer of traffic management solutions, which increased our customer base and resulted in an enhancement of our engineering capabilities. In 2003, we introduced our NetEnforcer AC-1000 product, which was the first commercially available network traffic management system operating above 1 gigabit full duplex throughput per second. In 2004, we increased our sales and marketing efforts to the service provider market and in late 2004 and in 2005 we accelerated sales to large service providers. In late 2005, we introduced our NetXplorer management application suite, which complements our NetEnforcer system, by adding a centralized management capability, and monitoring and reporting capabilities. In 2006, we introduced the NetEnforcer AC-2500, which supports up to 5 gigabit throughput per second, and our Subscriber Management Platform, which enhances our NetXplorer management application suite to include subscriber management.

We market and sell our products through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, cable operators, wireless and wireline Internet service providers, educational institutions, governments and enterprises.

Revenues

We generate revenues from two sources: (1) sales of our NetEnforcer network traffic management system and our application suites, including our NetXplorer management application suite, and (2) maintenance and support services, including installation and training. We provide maintenance and support services pursuant to a one- or three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable, and collection is probable. We grant a one-year hardware warranty and a three-month software warranty on all of our products and take a reserve against revenues on account of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. We recognize revenues associated with our maintenance and support programs on a straight-line basis over the term of the maintenance and support agreement. See “Critical Accounting Policies and Estimates — Revenue Recognition.”

Customer concentration.  We derived approximately 13% of our revenues in 2003, 12% of our revenues in 2004 and 9% of our revenues in 2005 from a single U.S. distributor of our products to other resellers and system integrators in the United States. We derived 16% of our revenues in 2005 and 27% in the first nine months of 2006 from a single system integrator for our products in the United Kingdom, primarily in connection with the deployment of our products by NTL Group Limited, a leading United Kingdom cable operator. During these periods no other end-customer accounted for more than 5% of our revenues. We expect that sales attributable to NTL will decline significantly as a percentage of revenue in the last quarter of 2006 and in 2007 as deployment of a majority of our products by NTL is completed and as sales to other customers increase.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues for the periods indicated:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

United Kingdom	5%	12%	25%	25%	33%
United States	39	35	29	31	22
Europe (excluding United Kingdom)	24	26	21	18	17
Asia and Oceania	18	20	18	19	20
Middle East and Africa	3	4	4	3	5
Americas (excluding United States)	11	3	3	4	3

Total	100%	100%	100%	100%	100%

The increase in our revenues in the United Kingdom in 2005 and the first nine months of 2006 compared to our revenues in the other areas for the same periods is mainly attributable to sales to a local system integrator, primarily in connection with the deployment of our products by NTL. We expect that the percentage of our revenues from the United Kingdom will return to historical levels in the last quarter of 2006 and in 2007, as deployment of a majority of our products by NTL is completed and as sales in other geographic areas increase.

Cost of revenues

Our product cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, testing and royalties paid to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Our services cost of revenues consist primarily of salaries and related personnel costs for our help desk staff. We expect cost of revenues to increase primarily as a result of the increase in our product and service revenues, although we expect our gross margins to approximate current levels.

Operating expenses

Research and development.  Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are our gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (See “— Government Grants” below). We believe significant investment in research and development is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis but decrease as a percentage of revenues as sales increase.

Sales and marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties. We intend to continue our activities to target the service provider market and therefore we expect that sales and marketing expenses will increase on an absolute basis in the future as we hire additional sales, marketing and engineering personnel, continue to promote our brand and establish marketing channels and sales offices in additional U.S. and international locations. We expect that our sales and marketing expenses will decrease as a percentage of revenues as sales increase.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as well as the costs associated with being a public company, including corporate governance compliance under the Sarbanes-Oxley Act of 2002 and rules implemented by the U.S. Securities and Exchange Commission and Nasdaq, as well as director and officer liability insurance.

Amortization of deferred stock-based compensation.  We have granted options to purchase our ordinary shares to our employees and consultants at prices below the fair market value of the underlying ordinary shares on the grant date. These options were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to this offering involved subjective judgment, third party valuations and the consideration by our board of directors of a variety of factors. Because there has been no public market for our ordinary shares prior to this offering, the amount of the compensatory charge was not based on an objective measure, such as the trading price of our ordinary shares. We discuss in detail the factors affecting our determination of the deemed fair value of the underlying ordinary shares below in “Critical Accounting Policies and Estimates — Accounting for Stock-Based Compensation.” As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”, or SFAS No. 123(R), which requires us to expense the fair value of employee stock options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method for grants that were measured using the fair value method and adopted SFAS No. 123(R) using the prospective-transition method for grants that were measured using the Minimum Value method in SFAS No. 123 for either recognition or pro forma disclosures. The fair value of stock-based awards granted after January 1, 2006, was estimated using the binominal model. As a result of adopting SFAS No. 123(R) on January 1, 2006, our net income for the nine month period ended September 30, 2006, is $252,000 lower with a negative effect of $0.01 on basic or diluted earnings per share, than if it had continued to account for stock based compensation under Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees”, or APB 25.

In connection with the grant of options, we recorded total stock-based compensation expenses of $297,000 in 2003, $158,000 in 2004 and $305,000 in 2005. We also recorded a total stock-based compensation expense of $682,000 in the nine months ended September 30, 2006, of which $8,000, $97,000, $330,000 and $247,000 resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the division in which the recipient of the option grant was employed. As of September 30, 2006, we had an aggregate of $3.1 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: approximately $0.4 million during the remainder of 2006, approximately $1.0 million in 2007 and approximately $0.8 million in 2008 and approximately $0.9 million in 2009 and thereafter.

Financial income (expenses), net

Financial income consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains and, to a lesser extent, interest accrued on loans made to employees. Financing expenses consist primarily of amortization of discounts on bank-credit lines, bank fees, foreign currency exchange losses and interest accrued on banks loans.

Corporate Tax

Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise designated as such under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) may be considerably less. Our investment programs in equipment at our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Investment Law and enjoys certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2005, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $20.5 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

NetReality

In September 2002, we acquired the assets of NetReality, from a receiver pursuant to a court ruling. In consideration for the assets acquired, we granted to NetReality’s receiver a fully-vested warrant to purchase 48,267 Series B preferred shares (with an exercise price of NIS 0.10 per share) and undertook to pay the receiver a minimum of $1 million and maximum of $2.5 million in royalties over a period of five years from the date of the acquisition at the rate of the higher of (1) 7% of sales of the NetReality products and (2) 1% of our total sales. The purchase price was valued at approximately $1.3 million, based on the fair value of the warrant granted, and the minimum commitment of such royalties. We also assumed the commitment to pay royalties to the Office of the Chief Scientist as discussed under the subheading “Government Grants” below. The acquisition increased our customer base and resulted in an enhancement of our engineering capabilities. In the fourth quarter of 2004, we decided to cease sales of the NetReality product line, although we continue selling maintenance and support programs relating to the NetReality products. Consequently, an impairment of intangible assets relating to the NetReality acquisition of $0.4 million was recorded to operating expenses at the end of 2004. We do not expect our ongoing sales of maintenance and support programs relating to the NetReality products to be a significant source of revenue in the future.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through September 30, 2006, we had applied and received approval for grants totaling $9.4 million from the Office of the Chief Scientist. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

The government of Israel does not own proprietary rights in knowledge developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from

120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in our products that was funded by grants. The R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute, in lieu of the increased royalties.

The R&D Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such Office of the Chief Scientist-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (b) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist funded know-how; or (c) such transfer of Office of the Chief Scientist funded know-how arises in connection with certain types of cooperation in research and development activities.

In connection with the NetReality acquisition, we assumed a commitment to pay royalties to the Office of the Chief Scientist up to the amount of the contingent liabilities derived from the grants that had been received by NetReality prior to the acquisition.

As of September 30, 2006, we had an outstanding contingent obligation to pay royalties in the amount of approximately $11.7 million, including obligations assumed in connection with the purchase of the operations of NetReality.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

•	mix between product and service revenues;

•	size of end-customers and sales cycles;

•	declines in average selling prices; and

•	cost of revenues and cost reductions.

Mix between product and service revenues.  The following table sets forth information for the periods presented regarding the percentage of our revenues derived from product and service:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Product revenues	88.8%	80.9%	80.5%	79.1%	84.3%
Service revenues	11.2	19.1	19.5	20.9	15.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

During the period from 2003 to 2005, we increased the percentage of our service revenues compared to product revenues both as a result of the increase in the installed base of our NetEnforcer and NetReality systems and also as a result of increased efforts to drive service contract renewals among end-customers. However, for the nine months ended September 30, 2006, the percentage of our service revenues was lower than in the nine months ended September 30, 2005, primarily as a result of product sales to a system integrator in the United Kingdom, as part of the deployment of our systems by NTL. In addition, such decrease in the percentage of our service revenues was also due in part to the decrease in sales of maintenance and support services relating to the NetReality products. We are targeting our service revenues to remain at approximately the percentage levels of 2004 and 2005. Our service gross margins have historically been slightly higher than our product gross margins and we believe that our service activities can be scaled to address a larger installed basis without a proportionate increase in cost of services.

Size of end-customers and sales cycles.  We believe that our growth can be accelerated by increasing sales to large service providers and have hired additional sales and marketing personnel in recent years in order to achieve this goal. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer systems compared to the number required by large service providers. Design wins with large service providers, including carriers, are more likely to result in sustained demand for additional NetEnforcer systems as they deploy our products throughout their networks and as their networks grow. The increased deployment of our products in carriers’ networks also enhances our reputation and name recognition in the market. We, therefore, expect that significant customer wins in the carrier market will positively impact future performance. However, our performance is also influenced by sales cycles for our products, which typically fluctuate based upon the size and needs of end-customers that purchase our products. Generally, large service providers take longer to plan the integration of DPI solutions into their existing networks and to set goals for the implementation of the technology. The varying length of our sales cycles creates unpredictability regarding the timing of our sales and may cause our quarterly operating results to fluctuate if a significant customer defers an order from one quarter to another. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory, until the time that we generate revenue from related product sales.

Average selling prices.  Our performance is affected by the selling price of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products and DPI technology becomes more standardized. In order to maintain or increase our current price, we expect that we will need to enhance the functionality of our products by offering higher system speeds, and additional features, such as additional security functions, supporting additional applications and enhanced reporting tools. For example, we sell additional software packages as part of the NetXplorer management application suite, and optional upgrade application suites to the NetEnforcer network traffic management system. We also from time to time introduce higher end models that typically increase our average selling price. To further offset such declines, we sell maintenance and support programs on our products, and as our customer base and number of field installations grows our related service revenues are expected to increase.

Cost of revenues and cost reductions.  We strive to control our cost of revenues in order to maintain and increase our gross margins. Our cost of revenues as a percentage of total revenues was 24.3% for 2003, 25.6% for 2004, 23.6% for 2005 and 22.0% for the nine months ended September 30, 2006. Our products use off-the-shelf components and typically the prices of such components decline over time. In addition, we make an effort to identify cheaper components of comparable performance and quality, as well as making engineering improvements in our products that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by actions of the Israeli government changing the royalty rate. In addition, we may in the future incorporate features into our products that require payment of royalties to third parties.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are guided by observing the following critical accounting policies:

Revenue recognition.  We recognize revenues from sales of our products in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, 97-2, “Software Revenue Recognition”, as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. We require evidence of a purchase order with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a signed contract or statement of work accompanied by a purchase order.

•	Delivery has occurred. For products that include a software license delivered with a hardware appliance, delivery takes place when shipment occurs. For software licenses that are not bundled with a hardware appliance, delivery takes place when the software programs and applicable activation key are sent or released via the internet. For services, delivery takes place as the services are provided.

•	The fee is fixed and determinable. Fees are fixed and determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our standard payment terms. Typical payment terms are between net 30 days to net 90 days.

•	Collection is probable. We generally perform a credit review of customers with significant transactions to determine whether collection is probable.

We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If collection is not considered probable, revenue is recognized when the fee is collected. We record provisions against revenue for estimated sales returns, sales incentives and warranty allowances on product and service-related sales in the same period as the related revenue is recorded. We also record a provision to operating expenses for bad debts resulting from customers’ inability to pay for the products or services they have received. These estimates are based on historical sales returns, sale incentives, warranty related expenses, and bad debt expense, analyses of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect actual or future returns, sales incentives, warranty related expenses or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

Many of our product sales include multiple elements. Such elements typically include several or all of the following: hardware appliance, software licenses, hardware and software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each element based on its relative fair value, if sufficient specific objective evidence of fair value exists for each element of the arrangement. Specific objective evidence of fair value is determined based on the price charged when each element is sold separately. If sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the hardware appliance and software license, then the residual method is used to allocate value to each element. Under the residual method, each undelivered element is allocated value based on customer specific objective evidence of fair value for that element, as described above, and the remainder of the total arrangement fee is allocated to the delivered element(s). If sufficient customer specific objective evidence does not exist for all undelivered elements and the arrangement involves rights to unspecified additional software products, all revenue is recognized ratably over the term of the arrangement. If the arrangement does not involve rights to unspecified additional software products, all revenue is initially deferred until typically the only remaining undelivered element is software maintenance or technical support, at which time the entire fee is recognized ratably over the remaining maintenance or support term.

Accounting for Stock-Based Compensation.  Through December 31, 2005, we elected to follow the intrinsic value-based method prescribed by APB 25 and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, or SFAS No. 123, “Accounting for Stock Based Compensation.” Therefore, we have not recorded any compensation expense for stock options we granted to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. However, where the exercise price is less than the fair market value of the stock on the date of grant, compensation expense was recognized. Deferred compensation is amortized to compensation expense over the vesting period of the options, which is generally four years, on a straight-line method.

We comply with the disclosure requirements of SFAS No. 123 and Statement of Financial Accounting Standards No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”, or SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per ordinary share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in Note 2 of our consolidated financial statements included elsewhere in this prospectus. For purposes of this pro forma disclosure, we estimate the fair value of stock options issued to employees using the minimum value valuation model through December 31, 2005. Option valuation models require the input of highly subjective assumptions, including the expected life of options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options may vary significantly as a result of changes in the assumptions used.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. SFAS 123(R) requires nonpublic companies that used the Minimum Value method in SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS 123(R)adoption that were measured using the Minimum Value method.

We adopted SFAS 123(R) using the prospective transition method for grants that were measured for pro forma purposes using the Minimum Value Method. Under SFAS 123(R), we are required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We use the Minimum Value valuation model to value options for pro forma financial statement disclosure purposes. The use of a different model to value options may have resulted in a different fair value. We adopted SFAS 123(R) commencing January 1, 2006 and recognized a compensation expense of $682,000 in the nine months ended September 30, 2006. The fair value of stock-based awards, granted after January 1, 2006, was estimated using the Binominal model.

With respect to each option grant date, we determine the deemed fair value of our ordinary shares. As there is no public market for our ordinary shares, this determination was necessarily subjective. In making this determination, we considered a number of factors, including:

•	the issuance price of our series of preferred shares to third parties;

•	the liquidation preference and other rights of the preferred shares;

•	significant events in our history including the securing of design wins as well as our overall financial performance; and

•	trends in the market for public companies involved in similar lines of business.

We have reviewed the methodologies used in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. We took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we have used are consistent with the practice aid.

In connection with the preparation of our financial statements for the years ended December 31, 2004 and 2005, and the nine months ended September 30, 2006, we assessed the valuations of our ordinary shares as of the applicable grant dates and engaged an independent valuation firm, BDO Ziv Haft Consulting & Management Ltd.

We also assessed our estimate of the fair value for financial reporting purposes of our ordinary shares based on the subjective factors mentioned above, the various approaches to valuation set forth in the practice aid, the independent valuation studies and an assessment of market considerations, including the overall economic marketplace, factors affecting our industry as well as the likelihood of an initial public offering, the uncertainties inherent in an initial public offering and the enterprise value of our company.

The valuation methodologies employed in connection with our 2004, 2005 and 2006 independent valuation studies were based upon various generally accepted valuation methods but relied primarily on the discounted cash flow and market approach models. Determining the fair value of our ordinary shares involves complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the income approach included estimates of revenues for 2006 and revenues growth rates for the following years.

Inventories.  We value our inventories at the lower of cost or estimated market value, cost being determined on the basis of the average cost method for raw materials, manufacturing costs and indirect allocable costs. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.2 million in 2003, $0.4 million in 2004 and $0.2 million in 2005.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				(unaudited)

Revenues
Products	88.8%	80.9%	80.5%	79.1%	84.3%
Services	11.2	19.1	19.5	20.9	15.7
Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Products	21.8	21.8	19.5	20.4	18.6
Services	2.5	3.8	4.1	4.4	3.4
Total cost of revenues	24.3	25.6	23.6	24.8	22.0
Gross profit	75.7	74.4	76.4	75.2	78.0
Operating expenses:
Research and development, net	20.0	21.9	25.8	27.6	23.0
Sales and marketing	55.3	55.9	51.7	55.4	44.1
General and administrative	12.4	11.5	10.4	10.8	9.2
Impairment of intangible assets	—	2.0	—	—	—

Total operating expenses	87.7	91.3	87.9	93.7	76.3

Operating income (loss)	(12.0)	(16.9)	(11.5)	(18.4)	1.7
Financing and other income (expenses), net	(3.4)	(1.3)	0.2	0.2	0.9

Income (loss) before income tax benefit (expense)	(15.4)	(18.2)	(11.3)	(18.2)	2.6
Income tax benefit (expense)	—	—	1.0	1.1	(0.3)

Net income (loss)	(15.4)	(18.2)	(10.3)	(17.1)	2.3

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Revenues

Products.  Product revenues increased by $8.1 million, or 65%, to $20.7 million in the nine months ended September 30, 2006 from $12.6 million in the nine months ended September 30, 2005. The majority of our product revenues in the nine months ended September 30, 2006 were derived from sales of the NetEnforcer AC-1000. We continued to increase our concentration in the service provider market during this period. Product revenues for the nine months ended September 30, 2006 also include $6.8 million of sales of our products to a single system integrator for our products in the United Kingdom relating primarily to deployment of our systems by NTL compared to $2.5 million of sales to the same system integrator in relation to the same project for in the nine months ended September 30, 2005.

Services.  Service revenues increased by $0.6 million, or 16%, to $3.9 million in the nine months ended September 30, 2006 from $3.3 million in the nine months ended September 30, 2005. The increase in service revenues resulted primarily from a larger product base covered by maintenance and support contracts. The increase in service revenues was partially offset by a decrease of sales of maintenance and support programs related to NetReality’s legacy products in the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. Service revenues as a percentage of sales decreased in part due to sales to NTL, which, as of September 30, 2006, had not included maintenance and support contracts typically associated with our product sales.

Cost of revenues and gross margin

Products.  Cost of product revenues increased by $1.4 million, or 41%, to $4.6 million in the nine months ended September 30, 2006, from $3.2 million in the nine months ended September 30, 2005. This increase resulted primarily from increased expenditure of $0.6 million on materials due to an increased number of units sold, and an increase of $0.3 million in royalty expense accrued or paid to the Office of the Chief Scientist. Product gross margin was 78.0% in the nine months ended September 30, 2006 compared to 74.3% in the nine months ended September 30, 2005. This increase resulted from higher priced modules accounting for a greater proportion of total sales and, to a lesser degree, cost reduction efforts.

Services.  Service cost of revenues increased by $0.1 million, or 21%, to $0.8 million in the nine months ended September 30, 2006 from $0.7 million in the nine months ended September 30, 2005. This increase resulted primarily from post-sales support expenses as a result of salary increases. Services gross margin was 78.1% in the nine months ended September 2006 compared to 78.9% in the nine months ended September 30, 2005.

Total gross margin was 78.0% in the nine months ended September 30, 2006 compared to 75.2% in the nine months ended September 30, 2005.

Operating expenses

Research and development.  Gross research and development expenses increased by $1.7 million, or 36%, to $6.7 million in the nine months ended September 30, 2006 from $5.0 million in the nine months ended September 30, 2005. This increase resulted from an increase of $1.5 million due primarily to the hiring of additional research and development staff in connection with development of our ATCA-based 10G platform, as well as salary increases.

Research and development expenses as a percentage of revenues decreased to 27% in the nine months ended September 30, 2006 from 31% in the nine months ended September 30, 2005.

Research and development expenses, net of received and accrued royalty-bearing grants from the Office of the Chief Scientist increased by $1.2 million, or 29%, to $5.6 million in the nine months ended September 30, 2006 from $4.4 million in the nine months ended September 30, 2005. Grants received and accrued increased by $0.5 million, or 88%, to $1.1 million in the nine months ended September 30, 2006 from $0.6 million in the nine months ended September 30, 2005, due to a larger grant approved by the Office of the Chief Scientist.

Sales and marketing.  Sales and marketing expenses increased by $2.1 million, or 23%, to $10.9 million in the nine months ended September 30, 2006 from $8.8 million in the nine months ended September 30, 2005. This increase resulted from an increase of $1.3 million due primarily to the hiring of additional sales, marketing and engineering personnel to provide broader geographical coverage and increased focus on the service provider and carrier markets, an increase of $0.3 million in expenses relating to resellers and end-customers events and an increase of $0.2 million in rental costs related to our offices. Sales and marketing expenses as a percentage of revenues decreased to 44% in the nine months ended September 30, 2006 from 55% in the nine months ended September 30, 2005.

General and administrative.  General and administrative expenses increased by $0.6 million, or 32%, to $2.3 million in the nine months ended September 30, 2006 from $1.7 million in the nine months ended September 30, 2005. This increase resulted from an increase of $0.3 million due primarily to the hiring of additional personnel, as well as salary increases and increased stock-based-compensation costs, and an increase of $0.1 million in professional services rendered. General and administrative expenses as a percentage of revenues decreased to 9% in the nine months ended September 30, 2006 from 11% in the nine months ended September 30, 2005.

Financial and other income (expenses), net

Financial and other income was $229,000 in the nine months ended September 30, 2006 compared to financial and other income of $36,000 in the nine months ended September 30, 2005. The increase in financial income resulted from interest received on cash balances and decrease of amortization of discount on bank credit line.

Income tax benefit (expense)

Income tax expense was $75,000 in the nine months ended September 30, 2006 compared to income tax benefit of $178,000 in the nine months ended September 30, 2005. The income tax benefit in the nine months ended September 30, 2005 was attributable to deferred income tax asset recorded by our U.S. subsidiary.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Products.  Product revenues increased by $3.9 million, or 26%, to $18.5 million in 2005 from $14.6 million in 2004. The majority of our product revenues in 2005 was derived from sales of the NetEnforcer AC-1000, which is targeted primarily at service providers, and the balance from sales of the NetEnforcer AC-400 and AC-800. While we experienced growth in sales from all NetEnforcer models, the rate of growth of the NetEnforcer AC-400 and AC-800 was slower than in previous years as we shifted our focus to the service provider market. Products revenues for 2005 also include $3.7 million of sales to a single system integrator compared to $0.6 million of sales to the same system integrator in 2004.

The increase in NetEnforcer sales was partially offset by a decrease of sales of NetReality’s legacy products which accounted for sales of $1.0 million in 2004 compared to $0.1 million of sales in 2005. At the end of 2004, we decided to cease selling NetReality’s product line, although we continue selling maintenance and support programs relating to the NetReality products.

Services.  Service revenues increased by $1.1 million, or 30%, to $4.5 million in 2005 from $3.4 million in 2004. The increase in service revenues resulted primarily from a larger product base covered by maintenance and support contracts. The increase in service revenues was partially offset by a decrease of sales of maintenance and support programs related to NetReality’s legacy products in 2004 compared to 2005.

Cost of revenues and gross margin

Products.  Cost of product revenues increased by $0.5 million, or 14%, to $4.5 million in 2005 from $4.0 million in 2004. This increase resulted primarily from increased expenditure of $0.5 million on materials which was partially offset by a write off of $0.2 million primarily related to NetReality inventories, and an increase of $0.2 million in royalties paid to the Office of the Chief Scientist. Product gross margin was 75.8% in 2005 compared to 73.1% in 2004. This increase resulted from higher priced modules accounting for a greater proportion of total sales, as well as lower relative fixed costs and decreased inventory write-offs compared to 2004.

Services.  Service cost of revenues increased by $0.2 million, or 38%, to $0.9 million in 2005 from $0.7 million in 2004. This increase resulted from an increase of $0.2 million in post-sales support expenses as a result of employing additional post-sale support engineers and salary increases. Services gross margin was 79.0% in 2005 compared to 80.3% in 2004.

Total gross margin was 76.4% in 2005 compared to 74.4% in 2004.

Operating expenses

Research and development.  Gross research and development expenses increased by $1.8 million, or 37%, to $6.7 million in 2005 from $4.9 million in 2004. This increase resulted from an increase of $1.4 million due primarily to the hiring of additional research and development staff as well as increased salaries, an increase of $0.2 million due to additional materials consumed and an increase of $0.1 million due to additional subcontractor work. These increases were driven by the development of new products, such as our NetXplorer management application suite and the initial development of our new ATCA-based 10G platform.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.9 million, or 50%, to $5.9 million in 2005 from $4.0 million in 2004. Grants totaled $0.7 million in 2005 compared to $0.9 million in 2004. The decrease in the size of grants received and accrued in 2005 compared to 2004 was primarily due to unfavorable changes in the currency exchange rates between the shekel and the U.S. dollar as well as an adjustment in 2005 of the grant allowance for 2004. Research and development expenses as a percentage of revenues increased to 26% in 2005 from 22% in 2004.

Sales and marketing.  Sales and marketing expenses increased by $1.8 million in 2005, or 18%, to $11.9 million in 2005 from $10.1 million in 2004. This increase resulted from an increase of $1.1 million due primarily to the hiring of additional sales, marketing and engineering personnel to provide broader geographical coverage and increased focus on the service provider market, an increase of $0.2 million in commissions paid to third parties, an increase of $0.2 million in amortization of stock-based compensation and an increase of $0.1 million in expenses relating to cooperative advertising expenses, public relations and advertising. Sales and marketing expenses as a percentage of revenues decreased to 52% in 2005 from 56% in 2004.

General and administrative.  General and administrative expenses increased by $0.3 million, or 14%, to $2.4 million in 2005 from $2.1 million in 2004. This increase resulted from an increase of $0.1 million due primarily to the hiring of additional personnel as well as salary increases and an increase of $0.1 million in expenses related to professional services. General and administrative expenses as a percentage of revenues decreased to 10% in 2005 from 12% in 2004.

Impairment of intangible assets

Impairment of intangible assets was $0.4 million in 2004 and zero in 2005. This decrease resulted from the impairment at the end 2004 of most of the intangible assets acquired in connection with our acquisition of the assets of NetReality in 2002.

Financial and other income (expenses), net

Financial and other income, net was $45,000 in 2005 compared to financial and other expenses, net of $241,000 in 2004. The increase in financial and other income resulted from an increase of $0.1 million related to interest received on cash balances and decrease of $0.3 million related to amortization of discount on bank credit-lines.

Income tax benefit (expense)

Income tax benefit was $218,000 in 2005 compared to income tax expense of $3,000 in 2004. The income tax benefit in 2005 was attributable to deferred income tax asset recognized by our U.S. subsidiary.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

Products.  Product revenues increased by $1.5 million, or 12%, to $14.6 million in 2004 from $13.1 million in 2003. The increase in product revenues resulted primarily from an increase in sales of our NetEnforcer product, partially offset by a decrease of $1.8 million in sales of our NetReality legacy products. At the end of 2004, we decided to cease selling NetReality’s product line, although we continue selling maintenance and support programs relating to the NetReality products.

Services.  Revenues increased by $1.7 million, or 109%, to $3.4 million in 2004 from $1.7 million in 2003. The increase in service revenues resulted from an increased emphasis on selling maintenance and support programs.

Cost of revenues and gross margin

Products.  Cost of product revenues increased by $0.7 million, or 22%, to $3.9 million in 2004 from $3.2 million in 2003. This increase resulted from a write off of $0.4 million primarily related to NetReality inventories and from increased product sales. Products gross margin was 73.1% in 2004 compared to 75.4% in 2003.

Services.  Cost of service revenues increase by $317,000, or 88%, to $679,000 in 2004 from $362,000 in 2003. Services gross margin was 80.3% in 2004 compared to 78.1% in 2003. This increase resulted from employing additional post-sales support engineers.

Total gross margin was 74.4% in 2004 compared to 75.7% in 2003.

Operating expenses

Research and development.  Gross research and development expenses increased by $0.8 million, or 20%, to $4.9 million in 2004 from $4.1 million in 2003. This increase resulted from an increase of $0.7 million due primarily to the hiring of additional research and development staff for the development of new products. Research and development expenses as a percentage of revenues were 27% in both 2004 and 2003.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.0 million, or 34%, to $4.0 million in 2004 from $3.0 million in 2003. Grants totaled $0.9 million in 2004 compared to $1.1 million in 2003. The decrease in the size of grants received and accrued in 2004 compared to 2003 was primarily due to budget constraints imposed by the Israeli government that led to a reduction in participation rates from 50% to 40%, as well as unfavorable changes in the currency exchange rates between the shekel and the U.S. dollar.

Sales and marketing.  Sales and marketing expenses increased by $1.9 million in 2004, or 24%, to $10.1 million in 2004 from $8.2 million in 2003. This increase resulted from an increase of $1.3 million due primarily to the hiring of additional sales and marketing personnel in our sales, support and marketing departments and expansion to new territories, an increase of $0.4 million in travel expenses and an increase of $0.2 million related to conventions and exhibitions. Sales and marketing expenses as a percentage of revenues increased to 56% in 2004 from 55% in 2003.

General and administrative.  General and administrative expenses increased by $0.3 million, or 11%, to $2.1 million in 2004 from $1.8 million in 2003. This increase resulted primarily from an increase of $0.2 million in expenses related to professional services and $0.1 million due primarily to the hiring of additional personnel as well as salary increases. General and administrative expenses as a percentage of revenues decreased to 11.5% in 2004 from 12.4% in 2003.

Impairment of intangible assets

Impairment of intangible assets was $0.4 million in 2004 and zero in 2003. This increase resulted from the impairment at the end 2004 of most of the intangible assets acquired in connection with our acquisition of the assets of NetReality in 2002.

Financial and other income (expenses), net

Financial and other income (expenses), net decreased to $0.2 million in 2004 from $0.5 million in 2003. This decrease was primarily a result of higher interest expenses in 2003 relating to bank loans and foreign exchange gains from and increased interest income on cash balances in 2004.

Income tax benefit (expense)

Income tax expense was $3,000 in 2004 compared to $2,000 in 2003.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statements of operations data in dollars for each of the seven consecutive quarters ended September 30, 2006. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2005	2005	2005	2005	2006	2006	2006
	(unaudited)
	(in thousands)

Statements of operations data:
Total revenues	$4,437	$5,428	$6,028	$7,079	$7,571	$8,152	$8,854
Total cost of revenues	1,108	1,308	1,520	1,483	1,700	1,746	1,961

Gross profit	3,329	4,120	4,508	5,596	5,871	6,406	6,893

Operating expenses:
Research and development, net	1,436	1,441	1,505	1,543	1,882	1,953	1,807
Sales and marketing	2,811	3,176	2,810	3,090	3,493	3,749	3,617
General and administrative	578	586	545	671	609	710	941

Total operating expenses	4,825	5,203	4,860	5,304	5,984	6,412	6,365

Operating income (loss)	(1,496)	(1,083)	(352)	292	(113)	(6)	528
Financial and other income (expenses), net	(32)	39	29	9	121	62	46

Income (loss) before tax	(1,528)	(1,044)	(323)	301	8	56	574
Tax income (expense)	101	42	35	40	(3)	(3)	(69)

Net income (loss)	$(1,427)	$(1,002)	$(288)	$341	$5	$53	$505

Our quarterly revenues and results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Generally, our revenues are lowest in the first quarter and our fourth quarter has tended to exhibit stronger results than other quarters, which we believe may result from the budgeting processes of many of our customers which are based on a calendar fiscal year.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

We do not have any long-term borrowings. Our investments consist primarily of cash and cash equivalents and interest bearing, investment-grade investments in marketable securities with maturities of up to three years. These marketable securities currently consist of corporate debt securities, governmental debt securities and money market funds, and may in the future include commercial paper and non-governmental debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel and the euro. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2005, we derived our revenues principally in U.S. dollars and to a lesser extent in euros and shekels. Although a majority of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and yen. Our shekel-denominated expenses consist principally of salaries and related personnel expenses.

We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. We currently do not hedge our currency exposure through financial instruments. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. Through September 30, 2006, sales of our equity securities resulted in net proceeds to us of approximately $42.2 million, net of issuance expenses. As of September 30, 2006, we had $4.5 million in cash and cash equivalents and $8.9 million in marketable securities. As of September 30, 2006, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $5.0 million.

By subcontracting our manufacturing and component supply chain activities to a third party subcontractor, we minimize our working capital requirements. Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any acquisitions or investments planned.

Operating activities.  Net cash provided by operating activities in the nine months ended September 30, 2006 was $1.2 million and was generated primarily from our net income of $0.6 million adjusted for non-cash expenses of $1.3 million and by an increase in trade and other accounts payable of $0.8 million and an increase of $0.9 million in deferred revenues, partially offset by an increase of $0.6 million in trade receivables, an increase of $1.0 million in inventories, and by an increase of $1.6 million in other receivables and prepaid expenses and other assets, primarily due to prepaid payments for lease of our new leased offices in Hod-Hasharon, Israel, and prepaid expenses of $0.5 million for our offering costs. Net cash used in operating activities in the nine months ended September 30, 2005 was $1.2 million and resulted primarily from our net loss of $2.7 million adjusted for non-cash expenses of $0.7 million, partially offset by an increase of $0.9 million in deferred income.

Net cash provided by operating activities in 2005 was $0.2 million and was generated primarily by an increase of $1.3 million in deferred revenues and an increase in trade and other accounts payable of $1.1 million, partially offset by our net loss of $2.4 million adjusted for non-cash expenses of $0.9 million. Net cash used in operating activities in 2004 was $1.7 million and resulted primarily from our net loss of $3.3 million adjusted for non-cash expenses of $1.1 million and an increase of $0.6 million in trade receivables, partially offset by an increase of $0.8 million in deferred revenues. Net cash provided by operating activities in 2003 was $0.6 million and was generated primarily from $2.1 million in deferred revenues, partially offset by our net loss of $2.3 million adjusted for non-cash expenses of $0.9 million and by an increase of $0.3 million in trade receivables.

Investing activities.  Net cash used in investing activities in the nine months ended September 30, 2006 was $5.8 million, primarily due to investments in available-for-sale marketable securities in the amount of $4.3 million and $1.5 million of capital investments primarily in research and development equipment and in leasehold improvement of our new leased offices in Hod-Hasharon, Israel. Net cash used in investing activities in the nine months ended September 30, 2005 was $0.7 million and consisted primarily of $0.5 million of capital investments primarily in research and development equipment.

Net cash used in investing activities in 2005 was $0.4 million and consisted primarily of $0.7 million of capital investments primarily in research and development equipment partially offset by net proceeds from sale of marketable securities. Net cash used in investing activities in 2004 was $5.5 million and consisted primarily of $4.9 million invested in marketable securities and $0.6 million of capital investments primarily in research and development equipment. Net cash provided by investing activities in 2003 was $1.3 million and consisted primarily of $1.5 million received from receipt of short-term bank deposits partially offset by $0.2 million of capital investments primarily in research and development equipment.

We expect that our capital expenditures will total approximately $2.0 million in 2006 and approximately $1.5 million in 2007. We anticipate that these capital expenditures will be primarily related to further investments in research and development equipment and in leasehold improvements.

Financing activities.  Net cash provided by financing activities in the nine months ended September 30, 2006 was $5.5 million and was generated by the issuance of share capital. Net cash used in financing activities in the nine months ended September 30, 2005 was $0.2 million and consisted primarily repayment of bank credit line.

Net cash used in financing activities in 2005 was $0.1 million resulting primarily from the repayment of $0.2 million of indebtedness partially offset by funds received from option exercises. Net cash provided by financing activities in 2004 was $7.7 million generated by the issuance of share capital of $7.9 million partially offset by repayment of $0.2 million of indebtedness. Net cash used in financing activities in 2003 was $1.0 million resulting primarily from the repayment net of $1.0 million of indebtedness.

Off Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Contractual and Other Commitments

The following table of our material contractual and other obligations known to us as of September 30, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual and
Other Obligations	Total	2006	2007	2008	2009	After 2009
	(in thousands)

Operating leases — offices(1)	$3,303	$99	$586	$527	$480	$1,611
Operating leases — vehicles	1,505	188	590	474	253	—

Total	$4,808	$287	$1,176	$1,001	$733	$1,611

(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, or SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. We do not expect that the adoption of FSP FAS 115-1 will have a material impact on our financial position or results of operations.

BUSINESS

Overview

We are a leading designer and developer of broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into network traffic, and enable them to efficiently and effectively manage and optimize their networks. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase average revenue per user, or ARPU. Our goal is to be the leading provider of network inspection and management solutions used by service providers and enterprises to transform generic access broadband networks into intelligent broadband networks.

The rapid growth of broadband networks and the proliferation in the number and complexity of broadband applications have led broadband service providers to demand new ways to manage their networks. Broadband applications, such as peer-to-peer, or P2P, VoIP, Internet video and online video gaming increase network congestion and require real time voice, video and data communications. New and innovative applications that pose significant challenges are continuously being introduced. Costly infrastructure upgrades to increase network bandwidth capacity neither address service providers’ need for network visibility nor prioritize revenue-generating applications. Furthermore, service providers have generally been unsuccessful in capturing the significant new revenue opportunities available from providing differentiated, premium broadband services that command higher prices. By capitalizing on new revenue opportunities and maximizing the capacity of existing network infrastructure, our DPI technology enables service providers to optimize returns on their investments and enhance the quality of the services they provide.

Our products consist of our NetEnforcer traffic management systems and NetXplorer application management suite. NetEnforcer employs advanced DPI technology, which identifies applications at high speeds by examining data packets and searching for application patterns and behaviors. NetEnforcer is available in several models addressing a wide range of network needs, architectures and cost criteria. NetXplorer enables the implementation of customized and automated traffic management policies, as well as tailored and detailed reports on network usage. This fully integrated network traffic management solution allows service providers and enterprises to gain real time, highly granular visibility into their networks and to enhance network efficiency and security by managing and prioritizing different applications. Our DPI systems are independent of and not embedded in the underlying network infrastructure and are therefore quicker to deploy in any existing network.

We predominantly focus our resources on the development and advancement of our network traffic management products. In order to minimize our costs and leverage our core strengths, we have partnered with a third party to manufacture our NetEnforcer devices. We also leverage our sales and marketing investments by distributing products through an extensive global network of more than 300 distributors, resellers, OEMs and system integrators. End-customers of our products include carriers, cable operators, wireless and wireline Internet service providers, educational institutions, governments and enterprises.

We commenced operations in 1997 and shipped our first product in 1998. We generated revenues of $23.0 million in 2005, representing a 27% increase over the prior year, and generated revenues of $24.6 million for the nine months ended September 30, 2006, representing a 55% increase over the same period in the prior year. We had 232 employees as of September 30, 2006.

Industry Background

The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. According to a May 2006 report by International Data Corporation, or IDC, a provider of information about the telecommunications market, there were 206 million broadband subscribers globally in 2005, representing an increase of 35% over 2004 levels. The same report projects that the number of broadband subscribers will reach 396 million by 2010, representing a compound annual growth rate of 14%.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

The increasing adoption of broadband access has enabled significant advances in the sophistication of applications delivered over broadband networks. In contrast to traditional applications, such as e-mail and web-browsing, many new applications require large amounts of bandwidth and are highly sensitive to network delays. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers. Examples of network applications that are particularly popular and demanding on network resources include:

•	P2P. P2P file-sharing applications, such as eDonkey or BitTorrent, enable users to share content directly with each other. Increasingly, subscribers are using P2P applications to distribute multimedia content, such as audio and video files, which are extremely large and require significant network bandwidth. Unlike applications using the traditional client-server model where a well-known source provides content “downstream” to requesting clients, P2P applications create heavy upstream traffic because all users’ computers accept data requests. Heavy upstream traffic places a significant burden on asymmetric networks, such as digital subscriber line, or DSL, and cable networks, that were originally designed to handle only heavy downstream traffic. In addition, P2P applications are frequently left unattended for long periods of time while files upload and/or download, resulting in increased congestion during hours of peak network usage. According to an August 2005 article from GigaOM.com, a news and weblog for hi-tech consumers and professionals, on average 80% of upstream broadband capacity is consumed by P2P traffic. As a result, users of P2P applications dilute bandwidth for all users on the network, despite the fact that these users do not pay incremental amounts for increased bandwidth consumption. At the same time, P2P applications, which are not particularly sensitive to network delays, result in a diminished performance for latency-sensitive applications, such as VoIP, Internet video and online video gaming.

•	VoIP. VoIP enables voice communications to be transmitted over IP networks thereby replacing traditional telephone services. According to Infonetics Research, the number of worldwide VoIP subscribers is expected to almost double from 2005 to 2006, when it is projected to exceed 47 million. IDC also expects revenue from consumer VoIP services in the United States to increase from $2 billion in 2005 to nearly $14 billion in 2010, at a compound annual growth rate of 45.9%. As the quality of voice communications is particularly sensitive to network delays, VoIP traffic is heavily dependent on highly efficient network management to sustain a quality level equivalent to traditional telephone services.

•	Internet video. Internet video includes the viewing of standard television content and “on-demand” movies and video clips transmitted over broadband networks. Network delays significantly diminish users’ quality of experience from video applications and adversely impact their willingness to pay for these applications. Internet video applications consume significant bandwidth which further increases network congestion. A 2005 report by In-Stat, a high-tech market research firm, projects that non-adult video content delivered through subscription or pay-per-download over the Internet will have a worldwide retail value of $2.6 billion by 2009 compared to $745 million in 2005.

•	Online video gaming. Online video gaming has grown rapidly in recent years. These applications require immediate responses from a gamer’s counterparts and therefore the quality of a gamer’s online experience is highly sensitive to network delays. According to a March 2006 report from IDC, more than 4 million people paid for online personal computer gaming subscriptions in the United States in 2005, and the number is expected to increase to over 10.7 million by 2010.

•	Online content sites. Online content sites, such as E-commerce sites, search engines, blogs, and sites that provide public storage for users’ files, attract a large number of visitors and traffic to these sites consumes significant bandwidth and network resources. The operators of these sites generate significant revenues from Internet traffic, however do not own, and make no investment in, network infrastructure. As a result, carriers may seek to generate revenues from such sites by applying network policies that prioritize traffic to content sites, in return for fees paid by the content site’s operators or subscribers.

Service Providers Demand for the Ability to Offer Premium and Differentiated Services

Most service providers offer flat-fee broadband access, regardless of the type of applications and data used by subscribers. These operators provide the same level of service to all subscribers and do not guarantee access quality, regardless of a subscriber’s willingness to pay for premium services and network performance. In addition, competition among service providers has increased because of multiple broadband delivery options, such as cable, DSL and wireless. As a result of these factors, broadband access has become a commodity, contributing to downward price pressure and high churn rates.

To address these issues and increase ARPU, service providers have begun to offer premium, differentiated applications, such as VoIP, video and new online content services. However, these service providers have as yet been unable to offer guaranteed service levels for these applications on an individual subscriber basis. By offering such tiered services and charging subscribers according to the value of these services, service providers can capitalize on the revenue enhancement opportunities enabled by broadband applications. To offer premium services such as VoIP, video and online content services, and to guarantee service levels for those services, service providers need enhanced visibility into network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

Increasing Enterprise Demand for Visibility and Delivery of Mission-Critical Applications

The proliferation of network applications also presents significant challenges for enterprises operating wide-area networks. Applications such as e-mail, customer relationship management, or CRM, enterprise resource planning, or ERP, and other online transactional and business applications are critical to enterprises’ ability to operate efficiently. Enterprises have also become increasingly dependent on broadband Internet and Intranet access, as content distribution between partners and customers, employee remote access, and even VoIP, have become more common. At the same time, the openness of the Internet allows employees to use a wide variety of recreational and non-business applications on enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, enterprises have experienced diminished performance of their mission-critical applications.

Network Security Threats and Content Control

As reliance on the Internet has grown, service providers and subscribers have become increasingly vulnerable to a wide range of security threats, including denial of service attacks such as worms, viruses and spam. The attacks hinder the ability of service providers to provide high quality broadband access to subscribers, prevent enterprises from using mission-critical applications and compromise network and data integrity. We believe that users increasingly expect service providers to protect them from these threats. Therefore, it has become imperative for service providers and enterprises to identify and block malicious traffic at very early stages.

The Challenge of Implementing Intelligent Networks

Service providers are seeking to transform generic access broadband networks into intelligent broadband networks. The ability to identify, distinguish and prioritize different network applications plays a major role in intelligent network management, allowing service providers to optimize bandwidth usage and reduce operational costs, while maintaining high quality of service. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. For example, applications can disguise themselves as permitted applications and also use sophisticated encryption techniques to avoid detection. Traditional network infrastructure devices, such as routers and switches, do not generally have sufficient computing resources or the required algorithms to distinguish between different and rapidly evolving applications. The dilemma of implementing intelligent networks is further complicated by today’s higher speed broadband networks which carry tremendous amounts of data and serve millions of customers. Unlike traditional network infrastructure devices, such as switches and routers, which can perform only a very limited examination of packets, DPI solutions offer active control over each application and subscriber in the network requiring significant processing power and speed, greater memory and special algorithms.

The Allot Solution

Our solutions employ advanced DPI, which identifies applications by examining the content encapsulated in packets, including header and application information. By correlating data from multiple packets and flows, searching for application signatures and recognizing application behavior, our solutions identify each subscriber and application in the network and provide in-depth, real time information about their behavior. Once an application has been identified, it can be managed using predetermined policies that determine the level of network resources allocated for that application based on the business strategy of the service provider or enterprise. For example, an application can be granted a guaranteed bandwidth allocation, or can be rate limited, redirected, marked/tagged, blocked or reported to a network administrator. We have developed market-leading DPI technology that accurately identifies hundreds of application protocols at higher speeds and creates customized detailed usage analyses and reports.

The illustration below demonstrates our solution’s integration of application control with subscriber management.

Our solutions enable our end-customers to accomplish the following objectives:

Network Visibility

Our NetEnforcer system and NetXplorer application suite enable our end users to generate detailed real time and historical reports on subscriber behavior and application usage. Our systems also offer enterprises visibility into the types of applications being used on their networks and threats to the efficient delivery of mission-critical applications. Our intelligent network solutions identify:

•	bandwidth usage by application;

•	subscriber usage patterns;

•	real-time network performance;

•	long- and short-term usage trends; and

•	abnormal events, such as malicious traffic, including denial-of-service attacks and worms.

Application Management and Control

After achieving network visibility, service providers and enterprises apply our intelligent network application management technology to improve service quality by optimizing available bandwidth usage for different applications and prioritizing network traffic. For example, P2P applications that consume large amounts of network bandwidth can be de-prioritized to enhance the performance of applications that are more sensitive to delay such as VoIP or Internet video. Providers can also choose to limit the usage of P2P applications during peek hours of network traffic in order to optimize, prioritize and even guarantee the performance of other applications. Alternatively, service providers may elect to limit individual subscribers who use the network excessively, allocating resources more equitably among users. Intelligent application controls can ensure the delivery of mission-critical applications by prioritizing non-critical, bandwidth-intensive applications, discourage the use of non-business or recreational applications, and warn and protect against security threats.

Subscriber and Service Management

Our offerings enable service providers to increase total revenue, ARPU and customer loyalty by offering tiered service plans and differentiated content offerings to better meet varying subscriber needs. Using our systems, service providers can:

•	tailor and price service plans differently for “light” subscribers, such as those who use the network primarily for e-mail, and “heavy” subscribers including those that use the network for broadband-intensive applications;

•	prioritize network traffic by application type and offer subscriber plans that guarantee performance of their intended application such as VoIP;

•	offer subscribers the ability to purchase additional bandwidth on demand for particular applications (such as extra bandwidth for downloading video on-demand or for large data transfers); and

•	offer guaranteed bandwidth to those content providers who require prioritized content delivery. The content provider and the service provider can then collaborate to provide a premium experience for the subscriber with both parties sharing the resulting revenue.

Our Competitive Strengths

Our competitive strengths include the following:

•	Market-leading DPI technology and analytical capabilities. Our market leading DPI technology enables our solutions to identify hundreds of network applications and protocols in real time. We continuously monitor the development of new applications and respond rapidly to requests from customers to address new applications. We believe that our continued focus on developing the most efficient means to search for application patterns and behaviors, including encrypted applications which are very difficult to identify, combined with our extensive database of algorithms that detect network applications and protocols, provide us with a significant competitive advantage. In addition, our NetXplorer management application suite has sophisticated data mining capabilities enabling it to collect, group and analyze data from multiple sources, and to provide users with detailed, customized and user-friendly information displays. We believe that our NetEnforcer AC-2500, is currently the only commercially deployed solution with its level of functionality capable of supporting 5 gigabits/second performance and 2 million simultaneous connections. Several NetEnforcer AC-2500s can be grouped together to support higher performance networks of up to 10 gigabits per second and beyond.

Furthermore, during the first half of 2007 we plan to add a 10 gigabits physical interface to our NetEnforcer AC-2500 system that will support end users in their transition to 10 gigabit networks.

•	Broad product portfolio. Our broad product portfolio enables us to compete in a wide range of markets and enables our channel partners to serve a wider range of markets. Our NetEnforcer AC-400 and NetEnforcer AC-800 systems address the specialized needs of small and midsize service providers and enterprises, while our NetEnforcer AC-1000 and NetEnforcer AC-2500 address the needs of large service providers and enterprises. We believe that this breadth of products has enabled us to successfully target profitable markets, such as smaller service providers and universities, while our larger competitors generally target only large service providers or enterprises.

•	Independence from underlying network infrastructure. Our DPI solutions are independent from and not embedded in the underlying network infrastructure. We believe that independent solutions are easier to deploy in existing networks and are less likely to compromise the reliability, performance and stability of networks, which is critical to service providers and enterprises, because they do not require changes or upgrades to the network infrastructure. Independent solutions can be upgraded easily to respond to rapid changes in application behavior and subscriber demands without impacting network performance. In addition, independent solutions provide service providers and enterprises more flexibility in choosing their infrastructure equipment manufacturer, thereby allowing them to choose best of breed products that suit their specific application requirements, as well as reducing their dependence on a single vendor.

•	Global sales and marketing channels. We have a global sales and marketing network of over 300 distributors, resellers, OEMs and system integrators. We make substantially all of our sales through these channel partners, who are also responsible for installing our products and providing technical support. To date, we have deployed over 9,000 NetEnforcer systems in 118 countries. Our channel partners have enabled us to achieve a diverse revenue base and to target markets that we would not have been able to address without significant investment in an internal sales and marketing force.

•	Focus on service optimization solutions. We believe that our dedicated focus on DPI solutions differentiates the level of service and support that we provide to our channel partners and end-customers, and has been critical to the advancement and deployment of our products. This includes our responsiveness to the introduction of new applications and effective integration of our products into our customers’ existing billing, customer care and other business systems. In addition, we offer technical support through our field offices and channel partners, both before and after sales, that we believe helps us win and retain end-customers.

Our Strategy

Our goal is to be the leader in offering service providers and enterprises network inspection and management solutions to transform generic access broadband networks into intelligent broadband networks. Our strategy to achieve this goal includes the following:

•	Further our technological advantage. We intend to continue investing in the development of our market leading broadband service optimization technologies. For example, our next generation solutions, which are designed to support multiple channels of 10 gigabits/second full performance throughput rates, will utilize the new Advanced Telecom Computing Architecture standards, or ATCA, since it better enables the integration of additional third-party services into our product offerings. We are also committed to developing new applications and services, such as subscriber management applications, voice and video quality analysis and additional security applications, in order to meet the evolving demands of our end-customers.

•	Continue to expand our sales and marketing channels. We intend to expand our world-wide sales and marketing channels to further address small and medium-sized service providers and enterprises, including in the government and education sectors. Through these channels, we have sold our products to a diverse range of end-customers and we intend to build on this success by continuously improving our channel relationships, creating mutual marketing campaigns and supporting their efforts to promote our products. We intend to seek channel partners in new geographical territories, as well as in vertical markets in countries where we have already established a presence.

•	Focus on larger service providers. We intend to target larger service providers, including carriers, and cable and mobile operators, in response to increased demand from them for the ability to differentiate their service offerings. We believe that targeting large service providers is important to our revenue growth because sales to these end-customers are more likely to result in sustained demand for our NetEnforcer systems as they deploy our products throughout their networks. We believe that we are well-positioned to continue to target these end-customers with our carrier-class products, together with our management solutions, operating experience and installed base. We intend to target these end-customers by continuing to develop partnerships with system integrators and OEMs in order to leverage their existing relationships with larger service providers. We intend to supplement these efforts with direct business development and by tailoring our customer support capabilities to further enhance our ability to support system integrators and OEMs.

•	Selectively pursue strategic partnerships and acquisitions. We intend to selectively pursue partnerships and acquisitions that will provide us access to complementary technologies and accelerate our penetration into new markets, including mobile networks, security applications and subscriber management. For example, in 2002 we acquired the assets of NetReality, an Israeli manufacturer of traffic management solutions, which increased our customer base and enhanced our engineering capabilities and technology. We believe that our core DPI technology and intelligent network management expertise can be complemented with other technologies that enhance our service offerings, such as parental control, security and subscriber management.

Our Products

NetEnforcer

Our NetEnforcer traffic management system inspects, monitors and controls network traffic by application and by user. NetEnforcer devices are positioned at multiple strategic network locations where the most traffic traverses and can be monitored and managed. These locations include network access points, or “peering points,” where the network connects to other networks and data centers. NetEnforcer includes its own management software and can also be managed by other vendor management applications through an interface that integrates with the end-customer’s operating environment. These applications include policy servers, provisioning systems, customer care and billing applications.

NetEnforcer devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market	Operation Speeds	Subscribers(1)

NetEnforcer AC-400	Small to medium enterprise networks and service provider networks	2, 10, 45 and 100 Mbps	Up to 4,000
NetEnforcer AC-800	Medium and large enterprise networks and medium service provider networks	45, 100, 155 and 310 Mbps	Up to 28,000
NetEnforcer AC-1000/ AC-2500	Carrier-class solutions used by medium and large service provider networks	155, 310, 400 and 622 Mbps, and 1 Gbps and 5 Gbps	Up to 80,000

(1)	Represents the maximum number of subscribers that a system can handle simultaneously. Typically, due to network topology, redundancy requirements and other constraints, such as total bandwidth available per subscriber, the actual number per NetEnforcer unit is lower.

Our NetEnforcer AC-1000 and AC-2500 are designed to meet NEBS (Network Equipment Building System) Level 3 certification requirements to ensure operation in extreme environmental conditions and are currently undergoing the certification process.

NetEnforcer offers the following features:

•	DPI technology that identifies hundreds of applications and protocols, including web applications, multiple VoIP and video protocols, e-mail protocols, online video gaming, business applications, instant messaging, including the distinction between chat and voice, and a large number of different P2P applications;

•	carrier-class performance supporting multiple gigabit per second throughput servicing tens of thousands of subscribers and permitting a significant level of processing for each flow and packet;

•	hierarchical traffic management policies enabling the prioritization, redirection and blockage of traffic flow;

•	independence from network infrastructure resulting in easy and cost-effective deployment without risk to network integrity;

•	an open standards platform that allows our end-customers the flexibility to integrate a variety of other applications, such as billing and customer care software and to use existing infrastructure equipment;

•	carrier-class design supporting high availability and redundancy;

•	identification of individual user profiles to help dynamically shape traffic according to the policies set by the service provider or enterprise; and

•	the ability to identify and mitigate security threats and other abnormal events traversing the network.

NetXplorer

Our NetXplorer management application suite, introduced in late 2005, provides enterprises and service providers a highly granular, real time view of all traffic on the network. This centralized management suite, which replaces our previous management applications, works in conjunction with our NetEnforcer products to provide network traffic intelligence and enable enterprises and service providers to effectively manage broadband services and set policies for the use of their networks. The data provided from multiple NetEnforcer systems are aggregated, analyzed and conveyed using our NetXplorer management application suite. NetXplorer offers the following features:

•	network-wide visibility for in-depth analysis, including identification of traffic trends and inspection down to the individual device, user or application level for real-time troubleshooting;

•	intuitive graphical interface that provides both a logical network-wide perspective together with the power to quickly navigate at the device, user or application level;

•	monitoring and analysis, including in-depth analysis at the single user sessions and single applications, real-time monitoring, short-term monitoring for the collection of highly granular information;

•	multiple technologies designed to cope with the inherent challenge of collecting large amounts of data from multiple sources and storing and aggregating the data into a central database;

•	insightful reporting of information in real-time and over time for evaluation of trends and accurate capacity planning, and for tracking usage for accounting or charge-back purposes using volume-based reports in hundreds of customizable formats;

•	ability to build policies to enable rapid deployment of services or service changes and automatic distribution of configurations and changes to all managed NetEnforcer units;

•	configuration and policy provisioning of managed NetEnforcers without logging into each device;

•	frontline security enabling easy detection of potential denial of service attacks or network-born security attacks, setting of thresholds, generation of alarms, and automatic execution of corrective actions; and

•	intelligent alarms about abnormal events and automatically invoke corrective actions before problems become costly.

The addition of our Subscriber Management Platform to NetXplorer enables each of the above features on a per network and per subscriber basis.

NetXplorer architecture consists of four elements: first, the client element is the NetXplorer graphical user interface application; second, the server element consisting of the actual NetXplorer application, including the database; third, the optional collector element, which assists in collecting large amounts of data from multiple NetEnforcers; and fourth, an agent element that is an add-on to the NetEnforcer that enables it to be managed by the NetXplorer and support all network management functions.

Technology

Our expertise in sophisticated DPI-based solutions designed for service provider and enterprise environments is our core technological strength. We have invested significant resources in designing, planning and developing scalable integrated network traffic management solutions that provide a granular level of detail to monitor and control Internet traffic at the single application connection level.

Our intelligent network products are the result of integrating multiple skill sets into a single solution. These skills include:

•	Multiple application identification. Some application developers are creating new techniques designed to avoid detection and are introducing new versions that change their communication protocols frequently. Accordingly, we have invested heavily in our DPI technology in two principal areas: (1) developing efficient DPI methods, such as searching for signatures, detecting behavior patterns and tracking the progress of application session establishment over multiple packets and flows (“state-full session tracking”) that are used to identify applications, including those that use data encryption, and (2) research, including researching the thousands of applications used in network environments and finding the appropriate detection method for each.

•	High-rate classification and policy matching of IP flows. We have built an embedded system solution and technology that combines special packet processing applications and devices to provide high speed

DPI and quality of service processing. The DPI methods we have developed require processing large sequences of packet data, which is more sophisticated than the methods employed by traditional network elements. Our products, and in particular the NetEnforcer AC-1000 and AC-2500, are designed to use network processor technology, which provides fast data packet processing, under very tight memory constraints, large code sizes and complex development environments. We have invested significant time developing, adapting and optimizing our network processor technology to support all necessary functions at the required level of performance.

•	Multiple actions quality-of-service enforcement. Our technology includes the ability to perform a number of quality of service enforcement actions using multiple parameters. Our products use our proprietary per flow queuing algorithm, which implements quality of service control per flow with up to 2 million concurrent sessions using queuing techniques and provides quality of service actions for bandwidth limitation or guarantee, connection block or re-direct or use relative priority in bandwidth allocation, as well combinations of multiple actions.

•	Real-time collection, aggregation, export of traffic statistics. NetEnforcer implements the collection of traffic statistics in real-time for the network traffic passing through the device by counting the byte-volume of traffic per connection, conversation or policy rule. A number of algorithms are implemented to filter and aggregate the collected statistics based on the end-user’s target information and the significance of the data. The implementation takes into account high-scale traffic volume of up to 5 gigabits and 2 million concurrent connections and the fact that the NetEnforcer has to complete an export cycle of the collected statistics in 30-second intervals.

•	Presentation of traffic statistics. Our NetXplorer server collects statistics from multiple NetEnforcers over the network and aggregates the information into a consolidated database for retrieval by the operator. We have developed algorithms for efficient aggregation, storage and retrieval of information so that the server is able to complete a collection cycle with multiple NetEnforcers within the desired time and provides data mining capabilities to the operator with fast response time when producing a report. This includes an optimized collection process and aggregation process, an efficient database scheme and report execution.

Customers

We have a global, diversified end-customer base consisting primarily of service providers and enterprises. Our direct customers are generally distributors, resellers, OEMs and system integrators, who we refer to as our channel partners. In 2005, we derived 50% of our revenues from Europe, the Middle East and Africa, 32% from the Americas and 18% from Asia and Oceania. We generally only have direct contact with end-customers in the case of larger projects since smaller projects are driven by our channel partners. A single system integrator located in the United Kingdom accounted for 16% of our revenues in 2005 and accounted for 27% of our revenues in the first nine months of 2006, primarily through product sales to NTL. Otherwise, no end-customer accounted for more than 10% of our revenues in 2005 and, other than NTL, no end-customer accounted for more than 5% of our revenues in the first nine months of 2006. Our end-customers, who purchase products through our channel partners include:

• Cablecom (United Kingdom)

• China Unicom Beijing

• China Telecom Guizhou

• Eutelsat S.A. (Europe)

• Fastweb Spa (Italy)

• Fuji TV (Japan)

• Horizon Line Brasil Ltda-Group ISP Vivax

• MetroCast Cablevision (United States)

• MegaCable (Mexico)

• NTL Telewest Networks (United Kingdom)

• NTT Communications (Japan)

• NZ Telecom (New Zealand)

• Optus (Australia)

• Perot Systems Inc. (United States)

• PCCW (Hong Kong)

• Samsung Security (Korea)

• Seednet (Taiwan)

• Schneider Electric

• Shin Satellite Public Co. Ltd. (Asia)

• Spacenet Inc. (United States)

• Telecom (Colombia Telecomunicaiones S.A.)

• TNM, PT Telecom (Portugal)

• True Internet Co. Ltd. (Thailand)

• Unwired Australia

• Wakwak (Japan)

• Verizon Avenue (United States)

• NYC Department of Education (United States)

• ZID-Zentrum fur Informations (Germany)

Channel Partners

We market and sell our products to end-customers through our channel partners, which include distributors, resellers, OEMs and system integrators. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. As of September 30, 2006, we had approximately 300 channel partners. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may be terminated by either party upon 90 days prior notice. These agreements are generally non-exclusive and generally contain minimum purchase requirements and we are permitted to terminate the agreement in the event of a failure to meet such targets.

We offer extensive support to all of our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

Our sales staff’s direct contact with end-customers consists mainly of developing leads for our channel partners. Substantially all of our sales occur through our channel partners.

Sales and Marketing

The sales and deployment cycle for our products varies based upon the intended use by the end-customer. The sales cycle for initial network deployment may last between one and three years for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of DPI solutions into their existing networks and to set goals for the implementation of the technology.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the U.S, Israel, France, Spain, United Kingdom, Singapore, Japan and China, and a dedicated regional sales presence in Germany, Italy, Denmark and Australia. We also maintain a regional sales presence in Mexico and Brazil.

As of September 30, 2006, our sales and marketing staff consisted of 96 employees, including 39 sales and support engineers that support the end-customers in pre- and post-sales activities.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-user networks. Our basic warranty extended to end-customers through our channel partners is three months for software and 12 months for hardware. End-customers are also offered, through our channel partners, a choice of one year or three-year customer support programs when they purchase our products. These warranties can be renewed at the end of their terms. Our end-customer support plans offer the following features:

•	expedited replacement units in the event of a warranty claim; and

•	software updates and upgrades offering new features and addressing new network applications.

Our channel partner support plans are designed to maximize network up-time and minimize operating costs. Our channel partners and their end-customers are entitled to take advantage of our around-the-clock technical support which we provide through our four help desks, located in France, Israel, Singapore and the United States. We also offer our channel partners 24-hour access to an external web-based technical knowledge base, which provides technical support information and enables them to support their customers independently and obtain follow up and support from us. We manage our channel partner and customer support efforts through a single database which enables us to track seamlessly any response provided to a channel partner or end-customer from a different office and to escalate automatically any customer inquiry after a predetermined period of time.

Research and Development

Our research and development activities take place in Israel. As of September 30, 2006, 95 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “Risk Factors — The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of our NetEnforcer products to R.H. Electronics, an Israeli manufacturer. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. R.H. Electronics is contractually obligated to use commercially reasonable efforts to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our NetEnforcer devices. We submit advance forecasts of our projected requirements and R.H. Electronics is required to maintain an inventory of components sufficient to support the manufacture of an agreed number of our units beyond these projections. We are not required to provide any minimum orders. Our agreement with R.H. Electronics is automatically renewed annually for additional one-year terms, unless we or R.H. Electronics elect not to renew by giving at least 90 days prior notice to the expiration of any such term. Furthermore, either we or R.H. Electronics may terminate the agreement at any time upon prior notice of 120 days. We retain the right to procure independently any of the components used in our products. R.H. Electronics has a U.S. subsidiary to which it can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer. We are, however, negotiating with candidates for an additional third-party manufacturer.

We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of the components used in NetEnforcer are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our NetEnforcer AC-400 and our NetEnforcer AC-800 from Intel Corporation and we have agreed to purchase the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 from Hifn Inc. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing the products. We have been informed by Hifn that it is their general policy to provide their customers with a 6-month last-time-buy option and 12 months to take delivery of the product in the event that Hifn decides to discontinue production of the network processor. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

Our principal competitors are Cisco Systems (through its acquisition of P-Cube), Sandvine and Ellacoya Networks in the service provider market, and Packeteer in the enterprise market. We also compete in particular geographic areas with a number of smaller local competitors. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. We compete on the basis of product performance, such as speed and number of applications identified, ease of use and installation, and customer support. Price is also an important, although not the principal, basis on which we compete. See “Risk Factors — We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.”

Intellectual Property

Our intellectual property rights are very important to our business. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features. We rely on a combination of confidentiality and other protective clauses in our agreements, copyright and trademarks to protect our know-how. We also restrict access to our servers physically and through closed networks since our product designs and software are stored electronically and thus are highly portable.

We customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses for six months following termination of employment. The enforceability of non-compete clauses in Israel is limited. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

The communications equipment industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. As we develop the next generation products, we intend to pursue patent protection for our core technologies in the telecommunications segment. We plan to seek patent protection in our largest markets and our competitors’ markets, for example in the United States and Europe. As we continue to move into markets, such as Japan, Korea and China, we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

As of September 30, 2006, we had two U.S. patents and four pending patent applications in the United States. We also have one pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained U.S. trademark registrations for certain of our key marks that we use to identify our products or services, including “NetEnforcer” and “Allot Communications.”

Corporate Organization

We conduct our global operations through five wholly-owned subsidiaries: (1) Allot Communications, Inc., headquartered in Eden Prairie, Minnesota; (2) Allot Communication Europe SARL, headquartered in Sophia, France; (3) Allot Communications Japan K.K., headquartered in Tokyo, Japan; (4) Allot Communications (UK) Limited, headquartered in Bedford, England; and (5) Allot Communications (Asia Pacific) Pte. Ltd., headquartered in Singapore. Our U.S. subsidiary commenced operations in 1997 and engages in the sale, marketing and technical support services in the United States of products manufactured by and imported from our company. Our French, U.K., Japanese and Singapore subsidiaries engage in marketing and technical support services of our products in Europe, Japan and Asia Pacific, respectively.

Employees

As of September 30, 2006, we had 232 employees of whom 170 were based in Israel, 29 in the United States and the remainder in Asia and Europe. The breakdown of our employees by department is as follows:

	December 31,			September 30,
Department	2003	2004	2005	2006

Manufacturing and operations	10	14	14	22
Research and development	44	64	75	95
Sales, marketing, service and support	57	74	80	96
Management and administration	9	11	15	19

Total	120	163	184	232

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

Facilities

Our principal administrative and research and development activities are located in a 39,245 square foot (3,646 square meter) facility in Hod-Hasharon, Israel. The lease for this facility commenced in August 2006 and will expire in August 2013. We believe that this facility will be adequate to meet our needs in Israel for at least the next 12 months.

We also lease a 5,812 square foot (539 square meter) facility in Eden Prairie, MN, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2008. We lease other smaller facilities for the purpose of our sales and marketing activities in France, the United Kingdom, Singapore, Spain, China and Japan.

Legal Proceedings

We are not a party to any material litigation or proceeding and are not aware of any material litigation or proceeding, pending or threatened, to which we may become a party.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers, their ages and positions as of September 30, 2006, are as follows:

Name	Age	Position

Directors
Yigal Jacoby	45	Chairman of the Board
Rami Hadar	43	Director, Chief Executive Officer and President
Yossi Sela(1)	54	Director
Dr. Eyal Kishon(1)(2)	46	Director
Shai Saul(1)	44	Director
Erel Margalit(2)	45	Director
Yosi Elihav(2)	52	Director
Executive Officers
Adi Sapir	36	Chief Financial Officer
Amir Weinstein	46	Executive Vice President — Products and Technology
Anat Shenig	37	Director of Human Resources
Elazar (Azi) Ronen	45	Executive Vice President — Corporate Development
Larry Schmidt	49	Vice President — The Americas
Menashe Mukhtar	46	Vice President — International Sales
Michael Shurman	51	Chief Technology Officer and Vice President — Product Management
Pini Gvili	41	Vice President — Operations
Ramy Moriah	50	Vice President — Customer Care and Information Technology
Sharon Hess	52	Vice President — Marketing

(1)	Member of our compensation and nominating committee.

(2)	Member of our audit committee.

Directors

Yigal Jacoby co-founded our company in 1996 and serves as Chairman of our board of directors. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Rami Hadar has served as our Chief Executive Officer and President since 2006 and is a member of our board of directors. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from

2002 to 2005. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology.

Yossi Sela has served as a director since 1998. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology companies. In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Saifun Semiconductors Ltd., and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Dr. Eyal Kishon has served as a director since 1998. In 1996, Dr. Kishon co-founded Genesis Partners, an Israeli technology-driven venture capital fund, and currently serves as Founder and Managing Partner. From 1993 to 1996, Dr. Kishon served as the Associate Director of the Polaris Fund, now Pitango. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, he worked at the IBM Research Center, and from 1989 to 1991 he worked at the AT&T Bell Laboratories’ Robotics Research Department. Dr. Kishon also serves as a director of AudioCodes Ltd. (NASDAQ: AUDC) and Celtro Inc. He holds a Ph.D. in Computer Science and Robotics from the Courant Institute of Mathematical Sciences at New York University and a B.A. in Computer Science from the Technion — Israel Institute of Technology. Dr. Kishon has written a number of scientific publications and holds a patent for signature verification for interactive security systems.

Shai Saul has served as a director since 2000. Mr. Saul is currently Managing General Partner of Tamir Fishman Ventures. During 2001, he acted as interim-CEO for CopperGate Communications. From 1994 to 1999, Mr. Saul acted as Executive Vice President for Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital security solutions. From 1993 to 1994, he served as Chief Executive Officer of Ganot Ltd. Mr. Saul also serves as Chairman of the Board of CopperGate Communications. Mr. Saul holds an LL.B. from Tel Aviv University.

Erel Margalit has served as a director since 2006. Mr. Margalit founded Jerusalem Venture Partners and has served as its Managing General Partner since 1997. He co-founded Jerusalem Pacific Ventures in 1993. From 1990 to 1993, Mr. Margalit was the Director of Business Development for the City of Jerusalem under its former Mayor, Teddy Kollek. He also serves as a director of several portfolio companies including Cogent Communications, Inc., Cyber-Ark Software, Ltd., CyOptics Inc., MagniFire, Native Networks, Bridgewave Communications, Sepaton and UP Tech. Mr. Margalit holds an M.A. in philosophy from Columbia University and an M.B.A. from Hebrew University.

Yosi Elihav has served as a director since 1997. Mr. Elihav was retained by the high-tech RAD Group as a finance and capital markets activities consultant and tax consultant since the beginning of 1999. Also, since 2001, he has served as director and manager in the RAD Ventures Limited Partners investment fund. From, 1986-1998, Mr. Elihav was a managing partner in the firm of Schwartz, Lerner, Duvshani & Co., Certified Public Accountants. Mr. Elihav is a qualified C.P.A. who holds a B.A. in Accounting and Economics from Tel Aviv University.

Executive Officers

Adi Sapir joined our company in 1998 and has served as our Chief Financial Officer since then. Prior to joining us, from 1996 to 1998, Mr. Sapir worked for Teva Pharmaceutical Industries (NASDAQ: TEVA), a global pharmaceutical company specializing in the development, production and marketing of generic and proprietary branded pharmaceuticals as well as active pharmaceutical ingredients, as a Controller for the Israel and International Divisions. Mr. Sapir is a certified public accountant in Israel and holds a B.A. in Accounting and a B.A. in Economics from Tel Aviv University.

Amir Weinstein joined our company in 2005 and has served as our Executive Vice President — Products and Technology since then. Prior to that, in 1999, Mr. Weinstein co-founded Business Layers, now Netegrity, a provisioning company, providing workflow and IT provisioning solutions to enterprises, and held the position of General Manager until 2004. Mr. Weinstein has held several other senior management positions, including Vice President of Engineering at Nortel Networks, a phone and data communication company from 1996 to 1999. Amir holds a B.Sc. in Computer Science and Mathematics from Bar Ilan University and M.Sc. in Computer Science from UCLA.

Anat Shenig joined our company in 2000 and has served as our Director of Human Resources ever since. She is responsible for human resources recruiting, welfare policy and employees’ training. Prior to joining us, Ms. Shenig served as Human Resource Manager for Davidoff insurance company and as an organizational consultant for Aman Consulting. Ms. Shenig holds bachelor degrees in Psychology and Economics from Tel Aviv University and an M.B.A. in organizational behavior from Tel Aviv University.

Elazar (Azi) Ronen has served as our Executive Vice President — Corporate Development since 2005 and served as Executive Vice President — Technology and Marketing from 1999 to 2005. Prior to joining us, from 1998 through 1999, Mr. Ronen was the Vice President of Marketing at VocalTec Communications, a vendor of VoIP networking equipment from 1998 to 1999. Previously, he was the Vice President of Research and Development at RADLINX, a member of the RAD group, a vendor of remote access servers and fax over IP networking equipment from 1990 to 1998. Mr. Ronen has a B.Sc., cum laude, in Computer Sciences from the Technion — Israel Institute of Technology.

Larry Schmidt joined our company in June, 2004 as Vice President, U.S. Channels Sales and has served as our Vice President — The Americas, since May, 2005. From 1989 to 2004, Mr. Schmidt was employed by Norstan, Inc., a publicly held communications solutions and services company of 1,100 employees, now part of the Black Box network services company. Most recently he served as Norstan’s Executive Vice President of Direct Solutions. From 1986 to 1989, Mr. Schmidt was a Systems Consultant with Fujitsu. Mr. Schmidt holds a Bachelor of Science degree in Telecommunications from St. Mary’s University and is also a graduate of the Executive Development Program at the University of Minnesota’s Carlson School of Business.

Menashe Mukhtar joined our company in 1999 and has served as our Vice President — International Sales since 2001. From 1993 to 1996, he was the Sales and Marketing Manager for the Far East and Japan at LANNET, now Avaya Technologies. Prior to LANNET, from 1991 to 1993, Mr. Mukhtar held the position of Customer Support Manager for the Far East at Orbotech Systems and was a developer and manufacturer of Automatic Optical Inspection (AOI) systems for the PCB and flat panel displays industries. Mr. Mukhtar holds a B.Sc. in Electronic Engineering from Tel Aviv University.

Michael Shurman co-founded our company in 1996 and serves as our Chief Technology Officer and Vice President — Product Management. Mr. Shurman served as a member of our board of directors until October 2006. Mr. Shurman has also served as our Vice President — Engineering and as an outside consultant. Before co-founding our company, from 1995 to 1996, Mr. Shurman was Director of Software Development at LANNET, the leading provider of Local Area Network Equipment, now Avaya Technologies. He also served as LANNET’s Director of Network Management from 1992-1995. He is named as the inventor on two issued U.S. patents in networking. Mr. Shurman holds a B.Sc. in Computer Science and Statistics from the Hebrew University in Jerusalem.

Pini Gvili has served as our Vice President — Operations since 2006. Prior to joining us, from 2004 to 2006, he served as Vice President Operations for Celerica, a start-up company specializing in solutions for cellular network optimization. From 2001 to 2004, he was the Vice President — Operations and IT at Terayon Communication Systems, and from 1998 to 2000, held the position of Manager of Integration and Final Testing at Telegate. He was also a hardware/software engineer at Comverse/Efrat, a world leader of voice mail and digital recording systems, from 1994 to 1997. Mr. Gvili has a B.Sc. in computer science from Champlain University and was awarded a practical electronics degree from ORT Technical College.

Ramy Moriah has served as our Vice President — Customer Care & IT since 2005. Prior to joining us, Mr. Moriah was a founding member of Daisy System’s Design Center in Israel, in 1984. From 1991 to 1994, he held the position of Manager of Software Development at Orbot Instruments, a world leader of Automatic Optical Inspection manufacturer for the VLSI Chip Industry. Mr. Moriah was also the acting General Manager at ACA, 3D CAD/solid modeling software for architecture from 1995 to 1997, and served there as Vice President — Research and Development from 1995 to 1997. Mr. Moriah holds a B.Sc., cum laude, in Computer Engineering from the Technion — Israel Institute of Technology and an M.Sc. in Management and Information Systems from the Tel Aviv University School of Business Administration.

Sharon Hess has served as our Vice President of Marketing, since 2005. Prior to joining us, she served as Principal of the Hess MarkITing Company from 1999 to 2005. Prior to joining us, from 1997 to 1999, Ms. Hess served as Vice President of Corporate Marketing at Tadiran Telecommunications, one of the largest Israeli high tech firms for developing and manufacturing telecommunication equipment. Tadiran Telecom was acquired by ECI Telecom. From 1995 to 1997 Ms. Hess served as Marketing Director at Algorithmic Research, and from 1995 to 1996 she was a Director of Marketing Programs EMEA at Madge Networks after Madge had acquired LANNET. She also served as Director of Marketing Communications at LANNET, from 1992 to 1995, now Avaya Technologies. She is a project faculty member and mentor to the Wharton School of Management/Recanati Tel Aviv University M.B.A. program and holds a B.A. with honors in Communications Studies from Concordia University.

Corporate Governance Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of the Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” only with respect to the quorum requirement for meetings of our shareholders. Under our articles of association to be effective following this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq Global Market requirements. This quorum requirement is based on the default requirement set forth in the Israeli Companies law. We otherwise intend to comply with the Nasdaq Global Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. In addition, following the closing of this offering, we intend to comply with Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

Board of Directors and Officers

Our current board of directors consists of seven directors, each of whom was appointed by a certain group of shareholders pursuant to rights of appointment granted in our articles of association, except for Mr. Hadar, who serves on our board of directors by virtue of his position as Chief Executive Officer. Our articles of association to be effective upon the closing of this offering provide that we may have up to nine directors. See “Certain Relationships and Related Party Transactions — Rights of Appointment.”

Under our articles of association to be effective upon the closing of this offering, our directors (other than the outside directors, whose appointment is required under the Companies Law; see “— Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2006 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Yosi Elihav and Erel

Margalit, will hold office until our annual meeting of shareholders to be held in 2007. Class II directors, consisting of Dr. Eyal Kishon, Yossi Sela and Shai Saul, will hold office until our annual meeting of shareholders to be held in 2008. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2009. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law.

Under our articles of association to be effective upon the closing of this offering, the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting is generally required to remove any of our directors from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “— Outside Directors” for a description of the procedure for election of outside directors.

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Outside Directors

Qualifications of Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on the Nasdaq Global Market, are required to appoint at least two outside directors at a shareholders’ meeting to be held within three months after becoming a “public company.”

A person may not serve as an outside director if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, or the person’s partners or employer, have or had any affiliation with us or any entity controlled by or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.

The term relative is defined as spouses, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of each of these persons.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed under “— Directors and Executive Officers” is an office holder.

No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

The Companies Law provides that each outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of the Nasdaq Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in company’s primary field of business or (c) a senior position in public administration.

Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension needs to comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follow: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director, and (2) at the request of a director or a shareholder of the company a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders immediately to appoint a new outside director.

Each committee to which the company’s board delegates power is required to include at least one outside director and our audit committee is required to include all of the outside directors.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director. The regulations provide three alternatives for cash compensation to outside directors: (1) a fixed amount determined by the regulations, (2) an amount within a range contained in the regulations, or (3) an amount proportional to the amount paid to the other directors of the company, provided that such proportional amount (A) may not be lower than the compensation granted to directors of the company who are not controlling shareholders of the company and do not fill any other function in the company or in an entity that controls or is under common control with the company (“Other Directors”), and (B) may not exceed the average compensation granted to all Other Directors. An outside director is also entitled to reimbursement of expenses as set forth in the regulations. A company may also issue shares or options to an outside director, in addition to cash compensation, provided that: (A) such shares or options must be granted as part of a compensation plan for all directors, office holders and directors who are not outside directors, and (B) the amount of shares or options may not be lower than the amount of shares or options granted to any Other Director and may not exceed the average amount granted to all Other Directors. Compensation determined in any manner (other than cash compensation at the fixed amount determined by the regulations) requires the approval of a company’s shareholders. All outside directors must receive identical compensation.

Nasdaq Requirements

Under the rules of the Nasdaq Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Yigal Jacoby and Rami Hadar, meet the independence standards contained in the rules of the Nasdaq Global Market. We do not believe that any of these directors have a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;

•	controlling shareholder or a relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements

Under the Nasdaq Global Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by the Nasdaq Global Market.

Approval of Transactions with Office Holders and Controlling Shareholders

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Global Market rules which include:

•	retaining and terminating the company’s independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

Our audit committee consists of our directors, Mr. Yosi Elihav, Dr. Eyal Kishon and Mr. Erel Margalit. The financial expert on the audit committee pursuant to the definition of the Securities and Exchange Commission is Mr. Elihav. Under the Companies Law, the outside directors that will be appointed within three months after our becoming a “public company” must be members of our audit committee.

Compensation and Nominating Committee

We have established a compensation and nominating committee consisting of our directors, Mr. Yossi Sela, Dr. Eyal Kishon and Mr. Shai Saul. Under the Companies Law, at least one of the outside directors to be appointed within three months after our becoming a “public company” must be a member of our compensation and nominating committee. This committee will also oversee matters related to our corporate governance practices. Our board of directors has adopted a compensation, nominating and governance committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Global Market rules which include:

•	determining the compensation of our Chief Executive Officer and other executive officers;

•	granting options to our employees and the employees of our subsidiaries;

•	recommending candidates for nomination as members of our board of directors; and

•	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An interested party is defined in the Companies Law as a holder of 5.0% or more of the issued share capital or voting power in a company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. We intend to appoint an internal auditor following the closing of this offering.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents in his or her possession relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not extraordinary.

“Personal interest” is defined under the Companies Law to include a personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under certain circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee, may generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, it also requires approval of the shareholders of the company.

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors. An undertaking to indemnify, insure or exculpate an office holder who is not a director requires both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•	at least one-third of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 1.0% of the voting rights in the company.

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	approval of related party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from acting to the detriment of other shareholders.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under the company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and office holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made.

In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Compensation of Office Holders

The aggregate compensation paid by us and our subsidiaries to our current office holders, including stock based compensation, for the year ended December 31, 2005 was $1.4 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. None of our directors has so far received any cash compensation for his or her services as a director other than reimbursement of expenses. Following the closing of this offering, we will pay an annual cash retainer and per meeting cash fee to each of our directors.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment or consulting agreements with all of our executive officers. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited. See “Certain Relationships and Related Party Transactions — Agreements with Officers and Directors” for additional information.

Share Options Plans

We have adopted four share option plans and, as of September 30, 2006, we had 4,217,644 ordinary shares reserved for issuance under these plans, with respect to which (i) options to purchase 3,470,318 ordinary shares at a weighted average exercise price of $2.26 per share were outstanding, and (ii) options to purchase 674,122 ordinary shares were already exercised by certain of the grantees and such shares were issued by us. As of September 30, 2006, options to purchase 1,603,393 ordinary shares were vested and exercisable.

2006 Incentive Compensation Plan

We have adopted the 2006 Incentive Compensation Plan, which will become effective prior to this offering. Following the approval of the 2006 plan by the Israeli tax authorities, which we expect will be within three months of the date of this prospectus, we will only grant options or other equity incentive awards under the 2006 plan, although previously-granted options will continue to be governed by our other plans. The 2006 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

We may issue up to 89,732 ordinary shares remaining available for issuance and not subject to outstanding awards under our 2003 plan and 1997 plans on the date of this prospectus, upon the exercise or settlement of share options or other equity incentive awards granted under the 2006 plan. The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of the closing of this offering, no options or other awards will have been granted under the 2006 plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2006 plan. The exercise price of each option granted under the 2006 plan will be determined by our compensation and nominating committee and for “incentive stock options” shall be equal to or greater than the fair market value of our ordinary shares at the time of grant (except for any options granted under the 2006 plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or a subsidiary, which will have an exercise price that is intended to preserve the economic value of the award that is replaced). The exercise price of any share options granted under the 2006 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation and nominating committee, such as a cashless broker-assisted exercise that complies with law.

Our compensation and nominating committee may also grant, or recommend our board of directors to grant, other forms of equity incentive awards under the 2006 plan, such as restricted share awards, share appreciation rights, restricted share units and other forms of equity-based compensation.

Israeli participants in the 2006 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2006 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation and nominating committee and stated in the option agreement.

Our compensation and nominating committee will administer the 2006 plan. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation and nominating committee concerning the 2006 plan. The compensation and nominating committee will select which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or other awards under the 2006 plan and will determine, or recommend to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2006 plan in accordance with the provisions of the 2006 plan. Holders of options and other equity incentive awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation and nominating committee determines otherwise.

If we undergo a change of control, as defined in the 2006 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation and nominating committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation and nominating committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Subject to particular limitations specified in the 2006 plan and under applicable law, our board of directors may amend or terminate the 2006 plan, and the compensation and nominating committee may amend awards outstanding under the 2006 plan. The 2006 plan will continue in effect until all ordinary shares available under the 2006 plan are delivered and all restrictions on those shares have lapsed, unless the 2006 plan is terminated earlier by our board of directors. No awards may be granted under the 2006 plan on or after the tenth anniversary of the date of adoption of the plan.

Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. We have reserved 3,451,573 ordinary shares for issuance under the plan, including the unused reservation of our 1997 plans, as described below. This reservation may increase as a result of the expiration of unexercised options that were granted under our 1997 plans. As of September 30, 2006, there were (i) 73,204 ordinary shares available for issuance under the plan, (ii) options to purchase 3,098,538 ordinary shares were outstanding, of which 1,231,622 were vested and exercisable and (iii) options to purchase 279,831 ordinary shares were already exercised. Any shares underlying any option that terminates without exercise, including those granted under our 1997 plans, become available for future issuance under this plan. There will be no additional options granted under this plan after the earlier of approval of the 2006 plan by the Israeli tax authorities or March 12, 2013.

The terms of the plan are in compliance with Section 102 of the Israeli Income Tax Ordinance, which allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits.

Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track the company is not allowed to deduct an expense with respect to the issuance of the options or shares. We have elected to issue our options under the capital gain track and, accordingly, all options granted under this plan to Israeli residents have been granted under the capital gain track. Section 102 also provides for an income tax track, under which, among other things, the benefits to the employees would be taxed as ordinary income, we would be allowed to recognize expenses for tax purposes and the minimum holding period for the trustee will be 12 months from the end of the calendar year in which such options are granted, and if granted after January 1, 2006, 12 months after the date of grant. We will be able to change our election with respect to future grants under the plan. In addition, we will be able to make a different election under a new plan. In order to comply with the terms of the capital gain track, all options, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as stock dividends and stock splits are granted to a trustee and should be held by the trustee for the lesser of 30 months from the date of grant, or two years following the end of the tax year in which the options were granted and if granted after January 1, 2006 only two years after the date of grant. Under this plan, all options, whether or not granted pursuant to said Section 102, the ordinary shares issued upon their exercise and other shares received subsequently following any realization of rights are issued to a trustee.

The plan is administered by our board of directors which has delegated certain responsibilities to our compensation committee which is empowered to directly issue options to our and our affiliates’ employees and to make recommendations to the board of directors for the issuance of options to non-employee service providers of us or our affiliates. The price per share covered by each option award is determined by the committee but may not be less than the par value of the shares. Options under the plan generally vest and become exercisable over a period of four years with 25% vesting on the first anniversary of the vesting commencement date and 6.25% vesting at the end of each subsequent three month period. More favorable vesting terms, including acceleration of vesting upon certain events, were granted to our management and certain key employees and consultants. Specifically, our standard form of option award agreement for management and certain key employees and consultants provides that all options will become fully vested immediately prior to (1) a merger with entities other than our current shareholders as a result of which we are not the surviving entity, (2) a sale of at least 80% of our share capital to entities other than our current shareholders, (3) a sale of all or substantially all of our assets or (4) a sale of more than 50% (and less than 80%) of the our share capital to entities other than our current shareholders in which the successor company (or parent or subsidiary of the successor company) does not agree to assume or substitute the options. If the successor company (or parent or subsidiary of the successor company) agrees to assume or substitute the options in a transaction described in (4) in the preceding sentence and within one year of the closing of a such sale, the option holder’s employment with the successor company is terminated by the successor company without cause, or the option holder is not offered to continue to be employed by the successor company in a comparable or senior position and/or on comparable or favorable terms, then the options will become fully vested as of the date of such termination, or the date upon such change in position and/or terms would take effect, as applicable.

Certain of the options granted to Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, will accelerate upon a firmly underwritten IPO. As a result, immediately following the closing of this offering and based on the number of unvested options beneficially held by Mr. Jacoby as of the date of this prospectus, options to purchase 240,897 ordinary shares beneficially owned by Mr. Jacoby that would otherwise not be vested will vest and become exercisable. Payment for shares under an option award must be effected in cash or by a cashier’s or certified check payable to us, or such other method acceptable to us. Option awards and shares purchasable under the plan and held by the trustee, whether or not fully paid, are not assignable nor transferable and may not be given as collateral by the grantee.

Generally, the terms of our options grant letters provide that any option not exercised within 10 years of the grant date expires unless extended by our board of directors. If we terminate the employment or engagement of a grantee for cause, all of the grantee’s vested and unvested options expire, and we will also be entitled, at any time, to repurchase from such grantee all shares issued upon previous exercise of options granted to him or her under the plan at an exercise price determined by the compensation committee. However, the exercise price must not be lower than the exercise price paid for such shares. Under the plan, upon termination of engagement due to death, a grantee’s estate is entitled, for a period of four months following the grantee’s death, to exercise such rights the grantee could have exercised had he or she continued to be engaged with us during such four-month period. The plan provides that upon termination of engagement due to disability or retirement, a grantee will continue to enjoy rights under the plan on such terms as the compensation committee in its discretion may determine. As a matter of practice, the terms of our grant letters provide that in the case of grantee’s disability, he or she may exercise the vested options for a period of four months following termination. Upon the termination of engagement for any other reason, a grantee may exercise his or her vested options within 30 days of the date of termination. Our senior management and certain key employees and consultants are entitled to extended periods of exercising their options in case of termination for any reason other than cause.

In the event of our being acquired by means of merger with or into another entity, in which our outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring company or its subsidiary, or in the event of the sale of all or substantially all of our assets, to the extent it has not been previously exercised, each vested or unvested option will terminate immediately prior to the consummation of such transaction. The plan further provides that, in the event of our consolidation or merger with or into another corporation, the compensation committee may, in its absolute discretion and without obligation, agree that instead of termination: (i) each unexercised option, if possible, will be assumed or an equivalent option will be substituted by our successor corporation or a parent or subsidiary of our successor corporation; or (ii) we will pay to the grantee an amount equivalent to the valuation of the grantee’s unexercised options on an as converted basis at that time.

Pursuant to the voting rights of the shares issued upon the exercise of the options by the grantees, the plan provides that the trustee that holds such shares shall empower the board of directors with all such voting rights and may not exercise the voting rights himself or herself, until our shares are registered for trading on a recognized stock exchange.

Allot Communications Ltd. Key Employees Share Incentive Plan and Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997)

Our Key Employees Share Incentive Plan, adopted in 1997, provides for the grant of options to any of our directors, officers and employees, and our Key Employees of Subsidiaries and Consultants Share Incentive Plan, also adopted in 1997, provides for the grant of options to any of our or our subsidiaries’ directors, officers, employees, or consultants. The terms of both plans are identical, except that the grant of options under the first plan was made in compliance with the provisions of Section 102 of the Tax Ordinance, as was in effect in 1997 and prior to its amendments in 2003, which allows employees who are considered Israeli residents to receive favorable tax treatment.

As of September 30, 2006, there were outstanding options to purchase 766,071 ordinary shares under the two plans, of which options to purchase 371,780 ordinary shares were vested and options to purchase 394,291 ordinary shares were already exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminates without exercise become available for future issuance under our 2003 plan or, following its approval by the Israeli tax authorities, our 2006 plan.

The plans are administered by our compensation committee. The options granted under the plans generally vest and become exercisable over a period of five years with 40% vesting on the second anniversary of the vesting commencement date and 5% vesting at the end of each subsequent three month period or over a period of four years with 50% vesting on the second anniversary of the vesting commencement date and 6.25% vesting at the end of each subsequent three month period. Payment for shares under an option award must be effected in cash or by a cashier’s or certified check payable to us, or such other method acceptable to us. Option awards and shares purchasable under the plan are not transferable by the grantee.

The plans provide that if an option has not been exercised or the shares issued following the exercise of an option have not been fully paid for before or on August 1, 2011, then the right to acquire such shares shall terminate and all interests and rights of the grantee in and to the same shall expire. The grant letters we issued provide that the options may be exercised within 10 years of the board of directors’ approval of the plans, which means that unexercised options will expire in 2007, unless they are extended by our board of directors.

The plans generally provide that if we terminate a grantee’s engagement for cause, all of the grantee’s vested and unvested options expire upon notice of such termination. Upon termination of engagement due to death, a grantee’s estate is entitled, for a period of three months following the grantee’s death, to exercise such rights the grantee could have exercised during or at the end of such three month period had he or she survived and continued his or her engagement with the company. According to the plans, in the event of disability or retirement, a grantee will continue to enjoy rights under the plans on terms determined by the compensation committee. Generally, if a grantee should otherwise cease working for us, all of his or her unexercised option awards will terminate two weeks after the notice of termination or resignation. In the event of a merger, consolidation, reorganization, recapitalization or similar transaction in which our ordinary shares are exchanged for other securities of the company or of another corporation, each grantee will be entitled to purchase the number of shares or other securities as were exchangeable for the number of our ordinary shares which the grantee would have been entitled to purchase except for the transaction.

The plans provide that the voting rights vested in any share held by the trustee pursuant to the plans cannot be exercised by the trustee, except in cases when, at his discretion and after consulting with the compensation committee, the trustee believes that the rights should be exercised for the protection of the grantees as a minority among our shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Financing Transactions

Original Rounds of Financing.  Since our founding, we have raised capital through multiple rounds of financing. Between 1997 and 2002, we raised capital through sales of our Series A ordinary shares and Series A, B, C and C-1 preferred shares. In 2002, in connection with the sale of our Series B preferred shares, a portion of our Series C preferred shares and all of our Series C-1 preferred shares were converted into Series B preferred shares and, in addition, such sale triggered an anti-dilution adjustment to the Series C preferred shares, increasing the number of ordinary shares resulting from conversion of the Series C preferred shares from 204,328, assuming a one-to-one conversion, to 223,804. Subsequently, we raised additional capital though our Series D and Series E financings as more fully described below.

Series D Financing.  In 2004, we sold Series D preferred shares, convertible into 1,785,961 ordinary shares, at a price per underlying ordinary share of $4.49538 for an aggregate investment of $8.0 million. The issuance of the Series D preferred shares triggered an anti-dilution adjustment to the Series C preferred shares, increasing the number of ordinary shares resulting from conversion of the Series C preferred shares to 242,178. Each Series D preferred share will convert into one ordinary share upon the closing of this offering and additional ordinary shares will be issued to reflect the share dividend to be effected prior to the closing of this offering. The following table sets forth the number of ordinary shares resulting from conversion at the closing of this offering of the Series D preferred shares purchased by entities which, as of the date of this prospectus, beneficially own more than 5.0% of our ordinary shares assuming the conversion of all of outstanding preferred shares:

		Number of Ordinary
		Shares Resulting
		from the Conversion
		of Series D
	Aggregate Purchase Price	Preferred Shares

Entities affiliated with the Gemini Group	$1,681,025	373,950
Entities affiliated with Tamir Fishman Group	1,000,000	222,454
Entities affiliated with Partech International Group	5,000,000	1,112,258

Series E Financing.  In 2006, we sold Series E preferred shares convertible into 1,028,517 ordinary shares, at a purchase price per underlying ordinary share of $5.34758 in consideration for an aggregate investment of $5.5 million. The issuance of the Series E preferred shares triggered an anti-dilution adjustment to the Series C preferred shares, increasing the number of ordinary shares resulting from a conversion of the Series C shares to 250,329. Each Series E preferred share will convert into one ordinary share upon the closing of this offering and additional ordinary shares will be issued to reflect the share dividend to be effected prior to the closing of this offering. The following table sets forth the number of ordinary shares resulting from conversion at the closing of this offering of the Series E preferred shares purchased by entities which, as of the date of this prospectus, beneficially own more than 5.0% of our outstanding ordinary shares assuming the conversion of all of outstanding preferred shares:

		Number of Ordinary
		Shares Resulting
		from the Conversion
		of Series E
	Aggregate Purchase Price	Preferred Shares

Entities affiliated with Tamir Fishman Group	$1,800,000	336,610
Entities affiliated with Partech International Group	900,000	168,304
Entities affiliated with Jerusalem Venture Partners	2,500,000	467,503

Series C Preferred Anti-dilution Protection

Our articles of association provide that if the price per share at which our ordinary shares are sold in an initial public offering, when multiplied by the number of ordinary shares resulting from conversion of Series C preferred shares, will not yield to the holders of the Series C preferred shares an amount equal to at least three times the price paid to us for the issuance of all Series C preferred shares, then upon the conversion of the Series C preferred shares into ordinary shares in such initial public offering, additional ordinary shares will be issued to the holders of the Series C preferred shares in accordance with the formula stated in our articles of association. Currently, an initial public offering price which is lower than $33.92 per share will entitle the holders of Series C preferred shares to be issued additional ordinary shares. Accordingly, upon the conversion of the Series C preferred shares into ordinary shares in connection with this offering, and assuming an initial public offering price of $10.00 per share, the midpoint of the estimated initial offering price range for pricing, the holders of the Series C preferred shares will be issued 229,126 ordinary shares in excess of the number of ordinary shares they would have received had such conversion taken place prior to this offering. In addition to this amount, the holders of the Series C preferred shares will also be entitled to receive upon conversion an additional 46,001 ordinary shares in respect of an anti-dilution adjustment arising out of prior financings.

The following table sets forth the number of ordinary shares resulting from the conversion of the Series C preferred shares that are held by entities which, as of the date of this prospectus, beneficially own more than 5.0% of our ordinary shares assuming the conversion of all of outstanding preferred shares into ordinary shares:

		Number of Ordinary
		Shares Resulting
		from the Conversion
	Number of Ordinary Shares	of Series C
	Resulting from the Assumed	Preferred Shares
	Conversion of Series C Preferred Shares	Upon the Closing
	Prior to this Offering	of this Offering

Entities affiliated with Tamir Fishman Group	87,239	167,089
Entities affiliated with Jerusalem Venture Partners	56,943	109,063

Rights of Appointment

Our current board of directors consists of seven directors. Under our articles of association in effect prior to this offering, a majority of the holders of our ordinary shares are entitled to elect three members of our board of directors and each of Jerusalem Venture Partners, Partech International Group, The Gemini Group, The Tamir Fishman Group and The Genesis Group, each a beneficial owner of greater than 5.0% of our ordinary shares, are currently entitled to appoint one director. Our Chief Executive Officer, Rami Hadar, serves as a director, ex-officio.

In addition, NJI Investment Fund Ltd., a holder of our Series B preferred shares, BancBoston Investments, Inc., a holder of our Series B, C and D preferred shares and Tamar Technology Investors (Delaware) LP together with Tamar Technology Investors (Israel) LP, holders of our ordinary shares and Series B preferred shares are currently each entitled to appoint an observer to attend meetings of our board of directors. All rights to appoint directors and observers will terminate upon the closing of this offering, although currently-serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Registration Rights

We have entered into an amended and restated investors rights agreement with certain of our shareholders, pursuant to which 10,969,745 ordinary shares resulting from conversion of our issued and outstanding preferred shares are entitled to certain registration rights as described below. This amount does not include shares issuable upon the exercise of options and warrants, which are also entitled to registration rights as described under “— Registration Rights — Certain Options and Warrants.” In accordance with such agreement, the following entities which, as of the date of this prospectus, beneficially own more than 5.0% of our ordinary shares assuming the conversion of all of outstanding preferred shares, are entitled to registration rights: the Tamir Fishman Group; the Gemini Group; the Genesis Group; the Partech International Group; and Jerusalem Venture Partners and our Chairman, Yigal Jacoby, and Odem Rotem Holdings, a company wholly-owned and controlled by Mr. Jacoby.

Demand registration rights.  We are required to file a registration statement in respect of ordinary shares held by our former preferred shareholders as follows:

•	two registrations at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series A preferred shares, Series B preferred shares (the “B Registrable Securities”) and Series C preferred shares and all ordinary shares issued in respect of such shares;

•	one registration (a “Preferred D Demand”) at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series D preferred shares (the “D Registrable Securities”) and all ordinary shares issued in respect of such shares; and

•	one registration (a “Preferred E Demand”) at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series E preferred shares (the “E Registrable Securities”) and all ordinary shares issued in respect of such shares, provided that (1) the aggregate proceeds from any such registration are estimated in good faith to be in excess of $5.0 million and (2) we are not required to effect a registration within 180 days after the effective date of the registration statement of which this prospectus forms a part or a registration statement for any subsequent offering.

Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises the registering shareholders in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement:

•	if the registration statement is being filed pursuant to a Preferred E Demand, the shares will be included in the registration statement in the following order of preference: first, the E Registrable Securities, second, the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, third, registrable securities that are not E Registrable Securities or D Registrable Securities, fourth, to any shares that we wish to include for our own account, and fifth, any of our other securities; and

•	if the registration statement is not being filed pursuant to a Preferred E Demand, the shares will be included in the registration statement in the following order of preference: first, the D registrable securities up to 30% of the aggregate number of shares included in the registration statement, second, registrable securities that are not D Registrable Securities, including E Registrable Securities up to 10% of the aggregate number of shares included in the registration statement, third, securities that we wish to include for our own account, and fourth, any of our other securities.

Registration on Form F-3 or S-3.  After we become eligible under applicable securities laws to file a registration statement on Form F-3 or Form S-3, as applicable, which will not be until at least 12 months after the date of this prospectus, shareholders holding registrable securities may request that we register such registrable securities on Form F-3 or Form S-3, as applicable, provided that each such registration generates proceeds of at least $2.0 million. This right may be exercised up to twice in any twelve-month period. We are required to give notice of any such request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, the E Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, second the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, third, registrable securities which are not D Registrable Securities or E Registrable Securities, fourth, securities that we wish to include for our own account, and fifth, any of our other securities.

Piggyback registration rights.  Following this offering, shareholders holding registrable securities will also have the right to request that we include their registrable securities in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, the shares that we wish to include for our own account, second, the E Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, third the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, fourth, registerable securities which are not D Registrable Securities or E Registrable Securities, and fifth, any of our other securities.

Termination.  All registration rights granted to holders of registrable securities terminate on the fifth anniversary of the closing of this offering and, with respect to any of our holders of registrable securities, when the shares held by such shareholder can be sold within a 90-day period under Rule 144.

Expenses.  We will pay all expenses in carrying out the above registrations.

Certain options and warrants.  We have also granted the following registration rights to holders of certain warrants and options to purchase our preferred shares:

•	171,782 ordinary shares issuable upon the non-cashless exercise of warrants granted to an Israeli bank are entitled to the same registration rights as the B Registrable Securities, subject to first cutback as to the B Registrable Securities. An aggregate of 67,069 ordinary shares will be issued pursuant to the partial cashless exercise of these warrants upon the closing of this offering.

•	229,047 ordinary shares issuable upon the non-cashless exercise of warrants granted to an affiliate of another Israeli bank are entitled to notice of and inclusion in any registration statement that we file following this offering. An aggregate of 93,154 ordinary shares will be issued pursuant to the cashless exercise of one of these warrants, upon the closing of this offering. This right terminates with respect to 143,154 of such shares if they can be sold within a 180-day period under Rule 144.

•	14,094 ordinary shares issuable upon the exercise of an option to purchase Series B preferred shares held by our founder and Chairman, Yigal Jacoby, are entitled to the same registration rights as the B Registrable Securities. Mr. Jacoby has agreed to exercise this option upon the closing of this offering.

•	246,479 ordinary shares that have been issued, but are held in trust for the benefit of Mr. Jacoby pending his payment of the purchase price of such shares, will be entitled, upon the payment of the purchase price, to the same registration rights as the Series A preferred shares.

Agreements with Directors and Officers

Employment of Yigal Jacoby.  In October 2006, we entered into an agreement with Mr. Jacoby governing the terms of his employment with us for the provision of management and guidance services with regard to our strategy, long term vision and key objectives. Under the terms of the agreement, Mr. Jacoby is required to devote 75% of his time to his position with us. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. We may terminate Mr. Jacoby’s employment on 30 days’ prior notice, or we may terminate Mr. Jacoby’s employment without notice if we give him 30 days’ pay in lieu of notice.

Prior to his transition to a direct employment relationship, Mr. Jacoby provided substantially identical services to us pursuant to a consulting agreement, dated December 2001. Under the agreement, Odem Rotem Holdings was solely responsible for the direct compensation and reimbursement of Mr. Jacoby. The agreement was terminated in October 2006. The agreement contained standard confidentiality provisions that survived the agreement’s termination.

In August 2004 we entered into a non-competition agreement with Mr. Jacoby and Odem Rotem Holdings. Under this agreement, Mr. Jacoby and Odem Rotem Holdings are prohibited during the term of Mr. Jacoby’s engagement with us and for a period of 12 months thereafter from directly or indirectly competing with our products or services or directly or indirectly soliciting our employees or consultants to engage in business which competes with our products or services. The non-competition agreement does, however, permit Mr. Jacoby, if he becomes an executive of a venture capital fund in the future to serve as a director of the venture capital fund’s portfolio companies. Further, any employment or solicitation of our employees or consultants or solicitation of business opportunities by a company in which Odem Rotem Holdings or Mr. Jacoby are a director or shareholders are not be deemed, by itself, to violate the non-competition agreement so long as neither Odem Rotem Holdings nor Mr. Jacoby were actively involved in such employment or solicitation.

Escrow Agreement with Yigal Jacoby.  A right to purchase Series A preferred shares which are convertible into 246,479 ordinary shares was granted to Mr. Jacoby in connection with our Series A financing. The underlying Series A preferred shares are issued, but are held in trust for the benefit of the Mr. Jacoby pursuant to an escrow agreement entered into on January 28, 1998, amended on October 26, 2006, by and among the Company, Mr. Jacoby and an escrow agent. Pursuant to the terms of this agreement, the escrow agent is holding such shares for which Mr. Jacoby has paid nominal value. While these shares are held in trust, neither Mr. Jacoby nor the trustee has voting or economic rights with respect to such shares. Mr. Jacoby may exercise his right to purchase the shares in trust, in whole or in part, by paying any portion of the full $600,000 purchase price (less $475 previously paid in respect of the nominal value of the shares) for the respective portion of the underlying Series A preferred shares. Following an initial public offering or a liquidity event, Mr. Jacoby will have the right to pay any portion of the purchase price for the respective portion of shares by “net payment” of his right to purchase. Mr. Jacoby’s right to purchase expires upon the earlier of (1) two years following the closing of this offering, or (2) upon the consummation of a liquidity event. See Note 9d(1) to our consolidated financial statements for additional information.

Consulting Agreement with Hess MarkITing Ltd.  In June 2005, we entered into a consulting agreement with Hess MarkITing Ltd., as consultant, for consulting services to be determined. All of the consulting service provided by the consultant will be provided through Sharon Hess, our Vice President — Marketing and the founder and owner of Hess MarkITing Ltd. The agreement contains a non-compete provision prohibiting the consultant from directly or indirectly having any connection with a business or venture that competes with us. Under the agreement, we have promised to pay Hess MarkITing a monthly consulting fee, provide use of one of our company cars and grant stock options to purchase our ordinary shares to Ms. Hess. Such monthly consulting fee is recorded as a sales and marketing expense. This agreement renews automatically at the end of each one year term, but may be terminated by either party on 90 days’ prior written notice.

Technical Training Services Agreement with Experteam.  We have received technical writing services from Experteam Ltd., a company owned and controlled by the wife of our Chairman, Yigal Jacoby. We began using Experteam in 2004 and our payments to Experteam were $17,000 in 2004, $14,000 in 2005 and $72,000 in the nine months ended September 30, 2006.

Employment Agreements.  We have entered into employment agreements with each of our officers who work for us as employees. See “Management — Employment Agreements.”

Exculpation, Indemnification and Insurance.  Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Directors and Officers.”

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, as adjusted to reflect the sale of the ordinary shares in this offering:

•	each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares;

•	each of our directors individually;

•	each of our executive officers individually; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all preferred shares and Series A ordinary shares into ordinary shares, including preferred shares issuable upon the closing of this offering upon the exercise of warrants, options or rights that are subject to irrevocable notices of exercise. The table also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of the date of this offering. Ordinary shares subject to these warrants, options or rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, options or rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 13,900,997 ordinary shares outstanding as of the date of this prospectus (excluding 246,479 shares held in trust for Mr. Jacoby) and 20,914,233 ordinary shares outstanding upon the completion of this offering. The “After Offering” columns also include additional ordinary shares issuable upon the closing of the offering based on the midpoint of the estimated initial public offering price range pursuant to anti-dilution adjustments to our Series C preferred shares.

As of the date of this prospectus, we are aware of 13 U.S. persons that are holders of record of our ordinary shares holding an aggregate of 4,600,184 shares.

Unless otherwise noted below, each shareholder’s address is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel.

					Percentage of
					Shares Owned
					Assuming Exercise
	Number of Shares		Percentage of Shares		of Option to
	Beneficially Owned		Beneficially Owned		Purchase Additional
Name and Address	Before Offering	After Offering	Before Offering	After Offering	Ordinary Shares

Principal shareholders:
Tamir Fishman Group(1)	2,265,208	2,345,058	16.3%	11.2%	10.7%
Gemini Group(2)	2,211,679	2,211,679	15.9	10.6	10.1
Genesis Partners(3)	2,028,510	2,028,510	14.6	9.7	9.3
Yigal Jacoby(4)	1,858,707	1,858,707	12.5	8.5	8.1
Partech International Group(5)	1,280,562	1,280,562	9.2	6.1	5.9
Jerusalem Venture Partners(6)	1,017,299	1,069,419	7.3	5.1	4.9
Directors and executive officers:
Rami Hadar	—	—	—	—	—
Amir Weinstein	*	*	*	*	*
Anat Shenig	*	*	*	*	*
Azi Ronen	*	*	*	*	*
Michael Shurman(7)	236,058	236,058	1.7	1.1	1.1
Larry Schmidt	*	*	*	*	*
Menashe Mukhtar	*	*	*	*	*
Sharon Hess	*	*	*	*	*
Ramy Moriah	*	*	*	*	*
Adi Sapir	*	*	*	*	*
Pini Gvili	*	*	*	*	*
Shai Saul(8)	2,265,208	2,345,058	16.3	11.2	10.7
Yossi Sela(9)	2,211,679	2,211,679	15.9	10.6	10.1
Eyal Kishon(10)	2,028,510	2,028,510	14.6	9.7	9.3
Erel Margalit(11)	1,017,299	1,069,419	7.3	5.1	4.9
Yosi Elihav	480,038	480,038	3.5	2.3	2.2
All directors and executive officers as a group	10,576,866	10,708,836	68.9%	47.9%	45.9%

*	Less than 1.0%

(1)	Prior to the offering consists of 1,131,794 shares held by Tamir Fishman Ventures II L.P., 781,962 shares held by Tamir Fishman Venture Capital II Ltd., 151,472 shares held by Tamir Fishman Ventures II (Israel) L.P., 133,888 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 53,481 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P. and 12,611 shares held by Tamir Fishman Ventures II CEO Funds L.P. Assuming that the initial public offering price of our shares is within the estimated range set forth on the cover of this prospectus, the number of shares beneficially owned after this offering by foregoing entities could range from 2,337,706 shares to 2,354,069 shares as a result of the anti-dilution rights of Series C preferred shareholders. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(2)	Consists of 1,143,448 shares held by Gemini Israel II L.P., 897,119 shares held by Gemini Israel II Parallel Fund L.P., 145,760 shares held by Advent PGGM Gemini L.P. and 25,352 shares held by Gemini Partner Investors L.P. Yossi Sela is a managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities and the foregoing individuals is 9 HaMenofim Street, Herzliya Pituach 46725, Israel.

(3)	Consists of 1,312,770 shares held by Genesis Partners I L.P. and 715,740 shares held by Genesis Partners (Cayman) L.P. Eddy Shalev and Dr. Eyal Kishon are the directors of E. Shalev Management Ltd., a general partner of these funds. These individuals each have voting, investment and dispositive power with respect to the shares held by the Genesis entities and may be deemed to be beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Genesis entities and the foregoing individuals is 11 HaMenofim Street, Herzliya Pituach 46725, Israel.

(4)	Consists of 895,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. Also consists of options held directly by Mr. Jacoby to purchase 235,024 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers — Escrow Agreement with Yigal Jacoby.”

(5)	Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.

(6)	Prior to the offering consists of 976,798 shares held by Jerusalem Venture Partners IV L.P., 23,504 shares held by Jerusalem Venture Partners IV (Israel) L.P., 8,752 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV L.P. and 8,245 shares held by Jerusalem Venture Partners IV-A L.P. Assuming that the initial public offering price of our shares is within the estimated range set forth on the cover of this prospectus, the number of shares beneficially owned after this offering by foregoing entities could range from 1,064,620 shares to 1,075,301 shares as a result of the anti-dilution rights of our Series C preferred shareholders. Jerusalem Partners IV, L.P. is the general partner of Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV-A, L.P. and Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. Jerusalem Partners IV-Venture Capital, L.P. serves as the general partner of Jerusalem Venture Partners IV (Israel), L.P. JVP Corp. IV is the general partner of Jerusalem Partners IV, L.P. and Jerusalem Partners IV-Venture Capital, L.P. Erel Margalit is an officer of JVP Corp. IV and, by virtue of his position, may be deemed to be the beneficial owner of the securities held thereby. Mr. Margalit disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Jerusalem Venture Partners entities and the foregoing individuals is 7 West 22nd St., 7th Floor, New York, NY 10010.

(7)	Consists of 221,556 shares and options to purchase 14,502 shares.

(8)	Prior to the offering consists of 2,265,208 shares and following the offering consists of 2,345,058 shares held by the Tamir Fishman Group. Shai Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Group. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(9)	Consists of 2,211,679 shares held by the Gemini Group. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini Group. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(10)	Consists of 2,028,510 shares held by the Genesis Group. Eyal Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Mr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(11)	Prior to the offering consists of 1,017,299 shares and following the offering consists of 1,069,419 shares held by Jerusalem Venture Partners. Erel Margalit is a managing general partner and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by Jerusalem Venture Partners. Mr. Margalit disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 194,628,607 ordinary shares, 268,761 Series A ordinary shares and 5,102,632 preferred shares, each with a par value of NIS 0.10 per share. Upon the closing of this offering, all of our outstanding Series A ordinary shares and preferred shares, will automatically convert into ordinary shares. Upon the closing of this offering, our authorized share capital will consist of 200,000,000 ordinary shares, of which 20,914,233 will be issued and outstanding.

Our ordinary shares are not redeemable and following the closing of this offering will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Our current articles will be replaced by new articles of association to be effective upon the closing of this offering and which are attached as an exhibit to the registration statement of which this prospectus forms part. The description below reflects the terms of the new articles of association to be effective upon the closing of this offering.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meeting either in person, proxy or by written ballot. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized capital, mergers and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking the shareholder’s position in a company into account.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described under “Management — Outside Directors.”

Dividend and Liquidation Rights

Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors, or any other person appointed by the board of directors, presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power, provided that if the meeting was initially called pursuant to a request by our shareholders, then the quorum required must include at least the number of shareholders entitled to call the meeting. See “— Shareholder Meetings.”

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association (1) certain shareholders’ resolutions require the approval of a special majority of the holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Registration Rights

For a discussion of registration rights we have granted to shareholders, please see the section of this prospectus entitled “Certain Relationships and Related Party Transactions — Registration Rights.”

Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5.0% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90.0% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer.  The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain of making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares (including the separate vote of each class of shares, if we have issued shares of different classes) present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Unsecured creditors are entitled to notice of the merger pursuant to regulations to be adopted under the Companies Law (no such regulations have been adopted to date). Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

Undesignated preferred stock.  The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our voting power voted at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”

Supermajority voting.  Our amended and restated articles of association require the approval of the holders of at least two thirds of our combined voting power to effect certain amendments to our articles of association.

Classified board of directors.  Our amended and restated articles of association provide for a classified board of directors. See “Management — Board of Directors and Officers.”

Establishment

We were incorporated under the laws of the State of Israel in November 1996 and commenced operations in July 1997. We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-239477-6. Our objects under our memorandum of association are to engage in the business of computers, hardware and software, including without limitation research and development, marketing, consulting and the selling of knowledge, and any other engagement which our board of directors shall determine.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (718) 921-8200.

Listing

We have applied to list our ordinary shares on The Nasdaq Global Market under the symbol “ALLT.”

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our ordinary shares in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares. Assuming no exercise of options outstanding following this offering, we will have an aggregate of 20,914,233 ordinary shares outstanding upon completion of this offering. The 6,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining 14,414,233 ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. Restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Eligibility of Restricted Shares for Sale in the Public Market

The following indicates approximately when the 14,414,233 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144:

•	upon the date of this prospectus, 218,864 ordinary shares will be available for resale under Rule 144(k);

•	beginning 90 days after the date of this prospectus, 161,302 ordinary shares will be available for resale under Rule 701 or pursuant to a Form S-8;

•	beginning 180 days after the effective date of this prospectus, up to approximately 13,924,274 shares may be eligible for resale, approximately 9,850,355 of which would be subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining 109,793 shares will be eligible for resale pursuant to Rule 144 upon the expiration of various one year holding periods during the six months following the 180 days after the completion of this offering.

Lock-up Agreements

Our officers and directors, and holders of nearly all of our outstanding shares have signed lock-up agreements pursuant to which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. In addition to our outstanding shares, as of the date of this prospectus, we have granted options to purchase 3,451,439 ordinary shares under our share option plans. The holders of options to purchase 88,409 ordinary shares that are vested and exercisable as of the date of this prospectus are not required to sign lock-up agreements with respect to such shares in the event that they exercise options. Accordingly, following any such exercise, these optionholders will be able to sell the shares underlying the options into the public markets beginning 90 days after the date of this prospectus pursuant to Rule 701. The holders of nearly all of the remaining options that we have granted under the terms of our share option plans are required to sign a lock-up agreement upon our request and we have undertaken to the underwriters to require any such optionholder exercising an option during the 180-day period following this offering to sign such a lock-up agreement. In addition, we have agreed that we will not file a registration statement on Form S-8 for the resale of securities underlying employee share options until at least 90 days after the date of this prospectus. The lock-up agreements may be extended under certain circumstances described under “Underwriting — Lock-Up Agreements.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of ordinary shares then outstanding, which is expected to equal approximately 209,000 ordinary shares immediately after this offering; or

•	the average weekly trading volume of the ordinary shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, under Rule 144(k) as currently in effect, a person:

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

•	who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate,

is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such “144(k) shares” may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased ordinary shares from us under a compensatory stock option plan or other written agreement before the closing of this offering is entitled to resell these shares. These shares can be resold 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold:

•	by persons other than affiliates subject only to the manner of sale provisions of Rule 144; and

•	by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Options

Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register 4,217,644 ordinary shares reserved for issuance or previously issued under our share option plans. We have agreed with the underwriters that we will not file such registration statement until at least 90 days after the date of this prospectus. The registration statement on Form S-8 will become effective automatically upon filing. As of September 30, 2006, options to purchase 3,470,318 ordinary shares were issued and outstanding, of which options to purchase 1,603,393 ordinary shares had vested and had not been exercised. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions, lock-up agreements with the underwriters and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately following exercise. As described above under “— Lock-Up Agreements”, nearly all of the shares underlying options that are currently vested or that will vest during the 180-day period following the date of this prospectus will not be available for sale in the public markets until after the end of such 180-day period (as extended pursuant to the terms of the lock-up agreements with the underwriters).

Registration Rights

Following the completion of this offering, the holders of 11,545,147 ordinary shares and options and warrants to purchase ordinary shares are entitled to request that we register their shares for resale under the Securities Act and these shareholders, optionholders and warrantholders also have the right to include their shares in a registration statement for any public offering we undertake in the future subject, in each case, to cutback for marketing reasons. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. As some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel.

Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The corporate tax rate is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2003 (ther than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

Tax Benefits and Grants for Research and Development.

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

We intend to apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that our application will be accepted.

Law for the Encouragement of Industry (Taxes), 1969.

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be generally described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year.

•	If the company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Law for Encouragement of Capital Investments, 1959.

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment to the Investment Law includes revisions to the criteria for investments qualified to receive tax benefits. As the amended Investment Law does not retroactively apply to investment programs having an approved enterprise approval certificate issued by the Investment Center prior to December 31, 2004, our current Approved Enterprises are subject to the provisions of the Investment Law prior to its revision, while new investment and tax benefits related thereof, if any, will be subject to and received under the provisions of the Investment Law, as amended. Accordingly, the following description includes a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the Investment Law, as amended.

In December 1998, our first investment program in our facility in Hod-Hasharon was approved as an Approved Enterprise under the Investment Law, which entitles us to certain tax benefits. Our requests for our second Approved Enterprise were approved in December 2002. The Approved Enterprise Programs granted to us are defined in the Investment Law as Alternative Benefits Programs. Under the terms of our Approved Enterprise, once we begin generating taxable income, we will be entitled to a tax exemption with respect to the undistributed income derived from our Approved Enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is at least 49% but less than 74%, 15% if the foreign investment level is at least 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the Approved Enterprise began. We expect to utilize these tax benefits after we utilize our net operating loss carryforwards.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in the company).

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

The tax benefits under the Investment Law also apply to income generated by a company from the grant of a license with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is ancillary to such license or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.

In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations there under and the criteria set forth in the applicable certificate of approval. If we do not meet these conditions, in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprise currently operates in substantial compliance with all applicable conditions and criteria, but there can be no assurance that it will continue to do so.

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center is entitled to approve such programs only until December 31, 2007. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to privileged enterprises and the length of the benefits period.

The amended Investment Law specifies certain conditions that a privileged enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•	That the privileged enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

•	That 25% or more of the privileged enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

There can be no assurance that we will comply with the above conditions or any other conditions of the amended Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law.

The amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5 million and the company’s outstanding and paid-up share capital exceeds NIS 5 million. These changes took effect retroactively from 2003.

As a result of the amendment, tax-exempt income generated under the provisions of the Investment Law, will subject us to taxes upon distribution of such income, purchase of shares from shareholder by the company or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding it the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone, or together with such person’s relative or another person who collaborates with such person’s on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and (3) such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons whose “functional currency” is not the United States dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	corporation, or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to your ordinary shares before reduction for any Israeli taxes withheld therefrom, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income”. U.S. Holders should note, however, that the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006. For such years, the foreign tax credit limitation categories are limited to “passive category income” and “general category income”. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Exchange of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (i.e. such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares.

Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2005. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will have become a PFIC for the 2006 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. We have no reason to believe that our income, assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. See “— Distributions” above.

Under the PFIC rules, unless a U.S. Holder makes the election described in the next paragraph, a special tax regime will apply to both (a) any “excess distribution” by the Company (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

A U.S. Holder may elect, provided the Company complies with certain reporting requirements, to have the Company treated, with respect to such U.S. Holder’s shareholding as a “qualified electing fund” (“QEF”), in which case, such U.S. Holder must include annually in his gross income his pro-rata share of the Company’s annual ordinary earnings and annual net realized capital gains, whether or not such amounts are actually distributed to the U.S. Holder. These amounts are included by a U.S. Holder for the shareholder’s taxable year in or with which the Company’s taxable year ends. If the election is made, amounts previously included as income generally could be distributed tax-free, and to the extent not distributed, would increase the tax basis of the U.S. Holder’s ordinary shares. The Company at present does not intend to comply with all of the accounting and record-keeping requirements that would allow a U.S. Holder to make such an election.

Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in the Company, subject to the discussion in the preceding paragraphs.

The Company may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that the Company is a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by the Company. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by the Company from such a PFIC and dispositions by the Company of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming the Company receives the necessary information from the PFIC in which it owns stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by the Company, with the consequences discussed above. However, no assurance can be given that the Company will be able to provide U.S. Holders with such information.

A U.S. Holder may, in some circumstances, elect to mark to market its stock in a PFIC at the close of each taxable year, and to recognize as ordinary income or to deduct as ordinary loss, to the extent of prior income inclusions, the increase or the decrease in value of the stock during the taxable year. Gain or loss on the disposition of the PFIC shares also is treated as ordinary income. The election generally applies to the year in which it is made and all subsequent years and is available only with respect to “marketable stock”, being stock which is regularly traded on a national securities exchange registered with the SEC or the national market system established under Section 11A of the Securities Exchange Act of 1934, as amended, or an exchange identified by the Internal Revenue Service (“IRS”) as having rules sufficient to ensure that the market price represents fair market value, or, to the extent provided in regulations, if it is stock in a foreign corporation comparable to a regulated investment company and that offers stock which it has issued and which is redeemable at its net asset value.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Lehman Brothers Inc. is acting as the representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

Underwriter	Number of Shares

Lehman Brothers Inc.
Deutsche Bank Securities Inc.
CIBC World Markets Corp.
RBC Capital Markets Corporation

Total	6,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional ordinary shares as described below), if any of the ordinary shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

The address of Lehman Brothers Inc. is 745 Seventh Avenue, New York, New York 10019.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares from us. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the ordinary shares.

	No Exercise	Full Exercise

Per share	$	$
Total

The representative of the underwriters has advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $2.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 975,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our officers and directors, and the holders of nearly all of our outstanding shares have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and ordinary shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for ordinary shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc.

Lehman Brothers Inc., in its sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release ordinary shares and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our ordinary shares, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Nasdaq Global Market

We have applied to list our ordinary shares for quotation on the Nasdaq Global Market under the symbol “ALLT.”

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. Certain funds related to affiliates of RBC Capital Markets Corporation beneficially own, in the aggregate, in excess of 10.0% of our outstanding share capital, on an “as-converted” basis, and certain funds related to CIBC World Markets Corp. beneficially own, in the aggregate, in excess of 10.0% of our outstanding share capital, on an “as-converted” basis, which may be deemed a conflict of interest under the rules of the National Association of Securities Dealers, Inc., or the NASD. Because of these relationships, this offering is being conducted in accordance with Rule 2720 of the NASD. This rule requires that the initial public offering price for our shares cannot be higher than the price recommended by a “qualified independent underwriter,” as defined by the NASD. Lehman Brothers Inc. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Lehman Brothers Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Certain securities purchased by funds related to RBC Capital Markets Corporation during the 180-day period preceding the filing date of this prospectus with the Commission shall not be sold during the offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of this prospectus.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of ordinary shares offered without the prior specific written approval of the customer.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of ordinary shares being offered hereby to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, with effect from and including the Relevant Implementation Date, it may make an offer of our ordinary shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Ori Rosen & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Herzog, Fox & Neeman, Tel Aviv, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

EXPERTS

The consolidated financial statements of Allot Communications Ltd. included in this prospectus as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, have been included in this prospectus in reliance upon the report of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Ori Rosen & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgments were rendered allows the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006	F-3 - F-4
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel August 14, 2006, except for Notes 9a, 9d and 14, as to which the date is October 30, 2006	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,		September 30,
	2004	2005	2006
			Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,095	$3,677	$4,547
Restricted cash	65	62	69
Marketable securities	3,850	3,588	3,093
Short-term bank deposit	56	57	57
Trade receivables (net of allowance for doubtful accounts of $217, $0 and $0 at December 31, 2004 and 2005 and at September 30, 2006 (unaudited), respectively)	3,336	3,530	4,157
Other receivables and prepaid expenses	575	696	1,746
Inventories	1,427	1,544	2,509

Total current assets	13,404	13,154	16,178

LONG-TERM ASSETS:
Marketable securities	996	993	5,804
Severance pay fund	1,266	1,538	2,135
Deferred taxes	—	196	237
Other assets	144	104	726

Total long-term assets	2,406	2,831	8,902

PROPERTY AND EQUIPMENT, NET	1,211	1,483	2,339

GOODWILL AND INTANGIBLE ASSETS, NET	146	123	105

Total assets	$17,167	$17,591	$27,524

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

				Pro Forma
				Shareholders’
				Equity at
	December 31,		September 30,	September 30,
	2004	2005	2006	2006
			Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities, net	$116	$—	$—
Trade payables	1,757	2,293	2,834
Employees and payroll accruals	1,452	1,672	2,483
Deferred revenues	2,333	3,247	3,841
Other payables and accrued expenses	1,106	1,668	1,972

Total current liabilities	6,764	8,880	11,130

LONG-TERM LIABILITIES:
Deferred revenues	572	972	1,298
Accrued severance pay	1,344	1,613	2,258
Other long-term liabilities	294	—	—

Total long-term liabilities	2,210	2,585	3,556

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS’ EQUITY:
Share capital —
Ordinary shares and Series A ordinary shares of NIS 0.01 par value — Authorized: 7,249,543 shares at December 31, 2004 and December 31, 2005, 8,297,393 shares at September 30, 2006 (unaudited); Issued and outstanding: 2,447,568 shares at December 31, 2004, 2,724,087 shares at December 31, 2005 and 2,815,439 shares at September 30, 2006 (unaudited); Authorized 200,000,000 (unaudited) shares pro forma; issued 14,374,301 (unaudited) and outstanding 14,127,822 (unaudited) shares pro forma	29	32	33	$152
Convertible preferred shares of NIS 0.01 par value — Authorized: 4,650,475 shares at December 31, 2004 and December 31, 2005, 5,102,632 shares at September 30, 2006 (unaudited); Issued: 4,357,769 shares at December 31, 2004 and 2005, 4,809,926 shares at September 30, 2006 (unaudited); Outstanding: 4,249,412 shares at December 31, 2004 and 2005, 4,701,569 shares at September 30, 2006 (unaudited); Aggregate liquidation preference of approximately $ 36,060 at December 31, 2004 and 2005 and $ 41,560 at September 30, 2006 (unaudited); Authorized 0 (unaudited) shares pro forma; issued and outstanding 0 (unaudited) shares pro forma
	103	103	113	—
Additional paid-in capital	43,692	43,972	50,095	50,089
Deferred stock compensation	(119)	(75)	(43)	(43)
Accumulated other comprehensive loss	(4)	(22)	(39)	(39)
Accumulated deficit	(35,508)	(37,884)	(37,321)	(37,321)

Total shareholders’ equity	8,193	6,126	12,838	12,838

Total liabilities and shareholders’ equity	$17,167	$17,591	$27,524

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

				Nine Months Ended
	Year Ended December 31,			September 30,
	2003	2004	2005	2005	2006
				Unaudited

Revenues:
Products	$13,122	$14,638	$18,498	$12,576	$20,718
Services	1,653	3,447	4,474	3,317	3,859

Total revenues	14,775	18,085	22,972	15,893	24,577

Cost of revenues:
Products	3,229	3,942	4,481	3,237	4,562
Services	362	679	938	699	845

Total cost of revenues	3,591	4,621	5,419	3,936	5,407

Gross profit	11,184	13,464	17,553	11,957	19,170

Operating expenses:
Research and development, net	2,959	3,957	5,925	4,382	5,642
Sales and marketing	8,164	10,104	11,887	8,797	10,859
General and administrative	1,832	2,081	2,380	1,709	2,260
Impairment of intangible assets	—	366	—	—	—

Total operating expenses	12,955	16,508	20,192	14,888	18,761

Operating income (loss)	(1,771)	(3,044)	(2,639)	(2,931)	409
Financial and other income (expenses), net	(507)	(241)	45	36	229

Income (loss) before income tax expenses (benefit)	(2,278)	(3,285)	(2,594)	(2,895)	638
Income tax expenses (benefit)	2	3	(218)	(178)	75

Net income (loss)	$(2,280)	$(3,288)	$(2,376)	$(2,717)	$563

Basic net earnings (loss) per share	$(0.82)	$(1.18)	$(0.81)	$(0.94)	$0.04

Diluted net earnings (loss) per share	$(0.82)	$(1.18)	$(0.81)	$(0.94)	$0.04

Weighted average number of shares used in computing basic net earnings (loss) per share	2,774,639	2,787,554	2,943,500	2,903,356	13,310,355

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,774,639	2,787,554	2,943,500	2,903,356	15,501,698

Pro forma basic and diluted net earnings (loss) per share of ordinary shares (Note 2r) (unaudited)			$(0.17)		$0.04

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share data

							Accumulated
			Convertible		Additional		Other
	Ordinary Shares		Preferred Shares		Paid-in	Deferred Stock	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Deficit	Total

Balance at January 1, 2003	2,418,181	$29	3,572,624	$86	$35,522	$(273)	$—	$(29,940)	$5,424
Exercise of warrants and employee stock options	19,520	*)—	—	—	4	—	—	—	4
Compensation related to warrants granted to consultants	—	—	—	—	72	—	—	—	72
Cancellation of deferred stock compensation	—	—	—	—	(45)	45	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	225	—	—	225
Net loss	—	—	—	—	—	—	—	(2,280)	(2,280)

Balance at December 31, 2003	2,437,701	29	3,572,624	86	35,553	(3)	—	(32,220)	3,445
Issuance of share capital (net of expenses of $77)	—	—	785,145	17	7,854	—	—	—	7,871
Exercise of warrants and employee stock options	9,867	*)—	—	—	11	—	—	—	11
Compensation related to warrants granted to consultants	—	—	—	—	151	—	—	—	151
Deferred stock-based compensation	—	—	—	—	123	(123)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	7	—	—	7
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	(4)	—	(4)
Net loss	—	—	—	—	—	—	—	(3,288)	(3,288)

Balance at December 31, 2004	2,447,568	29	4,357,769	103	43,692	(119)	(4)	(35,508)	8,193
Exercise of warrants and employee stock options	276,519	3	—	—	19	—	—	—	22
Compensation related to warrants and options granted to consultants	—	—	—	—	54	—	—	—	54
Deferred stock compensation	—	—	—	—	2	(2)	—	—	—
Amortization of stock-based compensation	—	—	—	—	205	46	—	—	251
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	—	(2,376)	(2,376)

Balance at December 31, 2005	2,724,087	32	4,357,769	103	43,972	(75)	(22)	(37,884)	6,126
Issuance of share capital (net of expenses of $68)	—	—	452,157	10	5,422	—	—	—	5,432
Exercise of warrants and employee stock options	91,352	1	—	—	51	—	—	—	52
Compensation related to warrants and options granted to consultants	—	—	—	—	305	—	—	—	305
Amortization of stock-based compensation	—	—	—	—	345	32	—	—	377
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	(17)	—	(17)
Net income	—	—	—	—	—	—	—	563	563

Balance at September 30, 2006 (unaudited)	2,815,439	$33	4,809,926	$113	$50,095	$(43)	$(39)	$(37,321)	$12,838

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
				Unaudited

Cash flows from operating activities:
Net income (loss)	$(2,280)	$(3,288)	$(2,376)	$(2,717)	$563
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	449	416	559	408	638
Stock-based compensation related to options granted to employees and non-employees	297	158	305	277	682
Amortization and impairment of intangible assets	172	505	23	18	18
Capital loss (gain)	28	(3)	6	4	—
Accrued severance pay, net	22	(125)	(3)	66	48
Decrease (increase) in other assets	(1)	(58)	19	25	(1,226)
Accrued interest on marketable securities	—	—	(4)	—	(14)
Decrease in other long-term liabilities	(47)	(84)	(294)	(200)	—
Decrease (increase) in trade receivables, net	(342)	(642)	(194)	95	(627)
Decrease (increase) in other receivables and prepaid expenses	(189)	134	(15)	(20)	(417)
Increase in inventories	(141)	(337)	(271)	(16)	(965)
Increase in deferred taxes	—	—	(281)	(233)	(47)
Increase in trade payables	161	457	536	70	541
Increase in employees and payroll accruals	187	150	219	298	811
Increase in deferred revenues	2,084	821	1,315	928	920
Increase (decrease) in other payables and accrued expenses	(219)	(131)	562	(248)	304
Amortization of discount on bank credit-line	397	318	50	50	—

Net cash provided by (used in) operating activities	578	(1,709)	156	(1,195)	1,229

Cash flows from investing activities:
Decrease (increase) in short-term bank deposit	1,502	(56)	(1)	—	—
Decrease (increase) in restricted cash	(62)	(3)	3	3	(7)
Purchase of property and equipment	(235)	(607)	(686)	(544)	(1,498)
Proceeds from sale of property and equipment	86	41	4	5	4
Purchase of marketable securities	—	(4,850)	(4,300)	(3,504)	(13,762)
Proceeds from redemption or sale of marketable securities	—	—	4,550	3,350	9,420

Net cash provided by (used in) investing activities	1,291	(5,475)	(430)	(690)	(5,843)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
				Unaudited

Cash flows from financing activities:
Repayment of bank credit	(1,475)	(234)	(166)	(166)	—
Bank credit received	400	—	—	—	—
Issuance of share capital, net	4	7,882	22	13	5,484

Net cash provided by (used in) financing activities	(1,071)	7,648	(144)	(153)	5,484

Increase (decrease) in cash and cash equivalents	798	464	(418)	(2,038)	870
Cash and cash equivalents at the beginning of the period	2,833	3,631	4,095	4,095	3,677

Cash and cash equivalents at the end of the period	$3,631	$4,095	$3,677	$2,057	$4,547

Supplementary cash flow information:
(a) Non-cash activities:
Capitalization of inventory to property and equipment	$150	$238	$155	$—	$—

(b) Cash paid during the period for:
Interest	$32	$18	$8	$6	$1

Taxes	$—	$—	$—	$—	$123

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-  GENERAL

Allot Communications Ltd. (the “Company”) was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. Allot’s solutions provide broadband service providers and enterprises with real-time, highly granular visibility into network traffic, and enable them to efficiently and effectively manage and optimize their networks. Allot’s solutions are used to create policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Allot’s products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings.

The Company holds five wholly-owned subsidiaries (collectively “Allot”): Allot Communications, Inc. in Eden Prairie, Minnesota, United-States (the “US subsidiary”), which was incorporated in 1997 under the laws of the state of California, Allot Communication Europe SARL in Sophia, France (the “European subsidiary”) which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the “Japanese subsidiary”), which was incorporated in 2004 under the laws of Japan, Allot Communications (UK) Limited (the “UK subsidiary”) which was incorporated in 2006 under the laws of England and Wales and Allot Communications (Asia Pacific) Pte. Ltd. (the “Singaporean subsidiary”) which was incorporated in 2006 under the laws of Singapore.

The US subsidiary commenced operations in 1997. It engages in the sale, marketing and technical support services in America of products manufactured by and imported from the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company’s products in Europe, Japan and Asia Pacific.

During 2003, 2004 and 2005, approximately 13%, 12% and 9%, respectively, of Allot’s revenues were derived from a single customer. During 2005, approximately 16% of Allot’s revenues derived from a different customer.

Allot currently depends on a single subcontractor to manufacture and provide hardware warranty support for its NetEnforcer traffic management system. If it experiences delays, disruptions, quality control problem or a loss in capacity, it could materially adversely affect Allot’s operating results (see also Note 8d). Certain components for the NetEnforcer traffic management systems come from single or limited sources, and Allot could lose sales if these sources fail to satisfy its supply requirements.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

a. Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP requires Allot’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

b. Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollar”) or linked to the dollar. In addition, a majority portion of the Company’s and certain of its subsidiaries’ costs are incurred or determined in dollars. A portion of the Company and its subsidiaries’ costs is paid in local currencies. The Company’s management believes that the dollar is the

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside Allot, have been eliminated upon consolidation.

d. Cash and cash equivalents:

Allot considers all highly liquid investments which are readily convertible to cash with maturity of three months or less, at the date of acquisition, to be cash equivalents.

e. Marketable securities:

Allot accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Allot’s management determines the appropriate classification of marketable debt and equity securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as available-for-sale and are carried at fair market value, based on quoted market prices with material unrealized gains and losses, if any, included as a separate component of shareholders’ equity. Realized gains and losses considered declines in value of securities judged to be other than temporary are included in interest income and have not been material to date. The cost of securities sold is based on the specific identification method.

As of December 31, 2005, Allot held marketable securities in U.S. dollars in the United States which were classified as available for sale. The balance was composed of auction rate and government agency securities. The auction rate and government agencies securities bear interest at rates ranging from 2.95% to 4.38% per annum.

f. Short-term deposit:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in U.S. dollars and bears interest at the rate of 2.25%. The short-term deposit is presented at cost, including accrued interest.

g. Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. Cost of inventories is determined as the cost of raw material, manufacturing cost and addition of allocable indirect costs. Cost is determined using the “average cost” method. Inventory write-offs totaled $246, $397 and $179 in 2003, 2004 and 2005, respectively.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	20-33
Office furniture and equipment	6-33
Leasehold improvements	By the shorter of term of the lease or the useful life of the asset

i. Goodwill and Intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of the net tangible and intangible assets acquired. Intangible assets consist mainly of acquired technology, trade names and customer relations.

Effective January 1, 2002, Allot adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2003 and 2005, no instances of impairment of goodwill were identified. See Note 6 for December 31, 2004.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis. As of December 31, 2003 and 2005, no instances of impairment were identified. See Note 6 for December 31, 2004.

j. Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, 2004 and 2005, no instances of impairment were identified.

k. Revenue recognition:

Allot generates revenues mainly from the sale of hardware and software products and such provision of maintenance and support services. Allot sells its products mostly through distributors, OEMs, system integrators and value added resellers, all of whom are considered customers from Allot’s perspective.

The software components of Allot’s products are deemed to be more than incidental to the products as a whole, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Arrangement Containing More-Than-Incidental Software”. Therefore, Allot accounts for its product sales in accordance with SOP 97-2. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Allot has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). According to SOP 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, Allot defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately or when renewed. Deferred revenues are classified as short and long terms and recognized as revenues at the time respective elements are provided.

Allot generally does not grant a right of return to its customers. However, when other customer incentives, such as trade-in or rebates, are expected and estimated, Allot records a provision at the time product revenues is recognized based on its experience. The provision has been deducted from revenues and amounted to $ 91, $50 and $73 for the years ended December 31, 2003, 2004 and 2005, respectively.

Allot grants a one-year hardware warranty and three-month software warranty on all of its products. Allot estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. Allot periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

l. Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on Allot’s product development process, technological feasibility is established upon the completion of a working model. Allot does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

m. Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company’s liability is partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay law or labor agreements. The value of the deposited funds and insurance policies is based on the cash surrendered value and includes profits accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2003, 2004 and 2005, amounted to approximately $307, $433 and $426, respectively.

n. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans.

Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amended certain provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value of options granted in 2003, 2004 and 2005 is amortized over their vesting period and was estimated at the date of grant using the Minimum Value Model option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2003	2004	2005

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.0%	0.0%	0.0%
Risk free interest	2.4%	3.3%	4.0%
Expected life of up to (in years)	4.0	4.0	4.0

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year Ended December 31,
	2003	2004	2005

Net loss, as reported	$2,280	$3,288	$2,376
Deduct — Stock-based employee compensation — intrinsic value	225	7	251
Add — Stock-based employee compensation — fair value	252	30	293

Pro forma — net loss	$2,307	$3,311	$2,418

Basic and diluted net loss per share of ordinary shares, as reported	$0.82	$1.18	$0.81

Pro forma basic and diluted net loss per share of ordinary shares	$0.83	$1.19	$0.82

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”). For grants where the Company had previously presented the required SFAS No. 123 pro forma disclosures using the minimum value method, the Company adopted the new standard using the prospective transition method. As such, for those awards, the Company will continue to apply APB 25 in future periods.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net income for the period ended September 30, 2006, is $ 252 lower with $0.01 negative effect on basic and diluted net earnings per share, than if it had continued to account for stock-based compensation under APB 25.

The following table sets forth the total stock-based compensation expense resulting from stock options included in the Consolidated Statements of Operations:

Nine Months Ended
September 30, 2006
(Unaudited)

Cost of revenues	$8
Research and development expenses, net	97
Sales and marketing expenses	330
General and administrative expenses	247

Total stock-based compensation expense	$682

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of stock-based awards was estimated using the Binomial model starting January 1, 2006 with the following weighted-average assumptions for the nine months ended September 30, 2006:

Nine Months Ended
September 30, 2006
(Unaudited)

Weighted average expected term (years)	6.11
Suboptimal exercise multiple	2-3
Forfeiture rate	5%-12%
Interest rate	4.53%-5.33%
Volatility	85%
Dividend yield	0%
Weighted-average fair value at grant date	$4.32

The computation of expected volatility is based on realized historical stock price volatility of peer companies. The computation of the suboptimal exercise multiple and the forfeiture rate are based on the employees expected exercise and on prior to and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents the employees stock option activity for the nine months ended September 30, 2006. The information for the nine months ended September 30, 2005 was not presented since options granted through December 2005 were measured using the Minimum Value Valuation Model.

		Weighted-
	Number of	Average	Aggregate
	Shares Upon	Exercise	Intrinsic
	Exercise	Price	Value

Outstanding at December 31, 2005	2,309,141	$1.63
Granted	1,076,404	$3.66
Forfeited	(41,062)	$1.96
Exercised	(91,352)	$0.61

Outstanding at September 30, 2006 (unaudited)	3,253,131	$2.28	$11,886

Exercisable at September 30, 2006 (unaudited)	1,497,051	$1.40	$6,787

Vested and expected to vest	3,123,708	$2.25	$11,510

The aggregate intrinsic value in the table above represents the total intrinsic value of the Company’s ordinary shares (i.e., the difference between the estimated value on September 30, 2006 and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. This amount changes based on the fair value of the Company’s ordinary shares. The total intrinsic value of options exercised during the nine months ended September 30, 2006 was $486. The total fair value of options vested and forfeited during the nine months ended September 30, 2006 was immaterial since most of them were measured with the Minimum Value Valuation Method. The number of options vested during the nine months ended September 30, 2006 was 500,386. The weighted-average remaining contractual term of the outstanding options at September 30, 2006 was 7.63 years. As of September 30, 2006, $2,492 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of approximately 3.5 years.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

o. Concentration of credit risks:

Financial instruments that potentially subject Allot to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, short-term deposits and trade receivables.

The majority of cash and cash equivalents, marketable securities and short-term deposits of Allot are invested in U.S. dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Allot’s management believes that the financial institutions that hold Allot’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Allot’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Asia.

Allot has no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

p. Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel (“OCS”) for research and development activity are recognized at the time Allot is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $1,094, $894 and $ 727 in 2003, 2004 and 2005, respectively.

q. Income taxes:

Allot accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Allot provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

r. Basic and diluted net earnings (loss) per share:

Allot applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two — Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the earnings (loss) per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF 03-6, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

Basic and diluted net earnings (losses) per share are computed based on the weighted average number of shares of ordinary shares outstanding during each year. Diluted net earnings (losses) per share is computed based on the weighted-average number of ordinary shares outstanding during the period, plus dilutive potential shares of ordinary shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share”.

For the years ended December 31, 2003, 2004 and 2005, all outstanding options, warrants and preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basic and diluted pro forma net earnings (loss) per share (unaudited), as presented in the statements of operations, has been calculated as described above and also gives effect to (1) the automatic conversion of the preferred shares (Series A, Series B, Series C, Series D and Series E) and the Series A ordinary shares, such that each preferred share and Series A ordinary share will be converted into one ordinary share and, as a result of the share dividend effected on October 29, 2006, an additional approximately 1.275 ordinary shares will be issued in respect of each such ordinary share and (2) the issuance of 1,138,496 and 275,177 ordinary shares at December 31, 2005 and September 30, 2006, respectively, pursuant to the anti-dilution provisions of the Series C preferred shares, including the accounting effects of the conversion of Series C preferred shares that will occur upon closing of the Initial Public Offering (“IPO”). (See also Note 2s)

The following table presents the calculation of pro forma basic and diluted net earnings (loss) per share:

1. Numerator:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2005	2006
		Unaudited

Net income (loss) as reported	$(2,376)	$563

2. Denominator:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2005	2006
	Number of Shares
		Unaudited

Weighted average number of shares of ordinary shares	2,943,500	(*)13,310,355

Denominator for basic net earnings (loss) per share of ordinary shares
Effect of dilutive securities:
Employees stock options and warrants	—	2,191,343

Dilutive potential shares of ordinary shares	2,943,500	15,501,698

Effect of weighted average potential ordinary shares assumed from conversion of preferred shares	10,880,331	229,176

Denominator for pro forma and diluted net earnings (loss) per share of ordinary shares	13,823,831	15,730,874

(*)	Includes 10,220,632 preferred shares on an as-converted basis.

s. Unaudited pro forma shareholders’ equity:

The Company’s Board of Directors has authorized the filing of a Registration Statement with the U.S. Securities and Exchange Commission to register the Company’s ordinary shares for an IPO. Upon the consummation of the IPO, all of the authorized, issued and outstanding Series A ordinary shares and the Series A, B, C, D and E preferred shares will automatically be converted into ordinary shares as well as the additional ordinary shares issuable as a result of the anti-dilution provisions of the Series C preferred shares. Unaudited pro forma shareholders’ equity at September 30, 2006, as adjusted for the

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumed conversion of such shares and the anti-dilution protection and the Company’s authorized share capital (as described in Note 9a), is disclosed in the balance sheet.

The anti-dilution provisions of the Series C preferred shares (as more fully discussed in Note 9b), is dependent on the valuation of the Company upon the closing of an IPO. As such, the pro forma shareholders’ equity reflects the number of ordinary shares issued as a result of the above mentioned anti-dilution adjustment.

t. Fair value of financial instruments:

The following methods and assumptions were used by Allot in estimating the fair value disclosures for financial instruments:

The carrying value of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable and prepaid expenses, trade payables and other liabilities approximate their fair values due to the short-term maturities of such instruments.

Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

u. Impact of recently issued accounting pronouncements:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), a replacement of APB No. 20, “Accounting Changes” (“APB No. 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. Allot does not expect that the adoption of FSP FAS 115-1 will have a material impact on its financial position or results of operations.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	December 31, 2004			December 31, 2005			September 30, 2006
							Unaudited
		Unrealized	Market		Unrealized	Market		Unrealized	Market
	Cost	Losses	Value	Cost	Losses	Value	Cost	Losses	Value

Auction rate securities	$3,850	$—	$3,850	$2,600	$—	$2,600	$2,100	$—	$2,100
Government agencies	1,000	(4)	996	2,003	(22)	1,981	6,836	(39)	6,797

Total securities	$4,850	$(4)	$4,846	$4,603	$(22)	$4,581	$8,936	$(39)	$8,897

	December 31, 2004		December 31, 2005		September 30, 2006
					Unaudited
		Market		Market		Market
	Cost	Value	Cost	Value	Cost	Value

Matures in one year	$3,850	$3,850	$3,600	$3,588	$3,102	$3,093
Mature from one year	1,000	996	1,003	993	5,834	5,804

Total securities	$4,850	$4,846	$4,603	$4,581	$8,936	$8,897

As of December 31, 2005, and September 30, 2006, Allot’s investments in government agencies included continuous unrealized losses of $4 and $7, respectively, for a period greater than 12 months.

The unrealized losses in Allot’s investments in government agencies were caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of Allot’s investment. Based on Allot’s intention to hold these investments until maturity, the securities were not considered to be other than temporarily impaired at December 31, 2005 and as of September 30, 2006.

NOTE 4:- INVENTORIES

	December 31,		September 30,
	2004	2005	2006
			Unaudited

Raw materials	$370	$496	$545
Finished products	1,057	1,048	1,964

	$1,427	$1,544	$2,509

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005

Cost:
Computers and peripheral equipment	$1,671	$2,120
Office furniture and equipment	1,439	1,802
Leasehold improvements	127	144

	3,237	4,066

Accumulated depreciation	2,026	2,583

Depreciated cost	$1,211	$1,483

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005, were $449, $416 and $559, respectively.

NOTE 6:- INTANGIBLE ASSETS, NET

a. The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2004	2005

Cost:
Customer base	$261	$261

Accumulated amortization:
Customer base	214	237

Amortized cost	$47	$24

b. In September 2002, Allot acquired the tangible and intangible assets of NetReality Ltd. (“NetReality”), an Israeli manufacturer of traffic management solutions, following NetReality’s receivership proceedings filed with an Israeli court. Allot also recruited NetReality’s employees.

In the framework of the acquisition, Allot assumed the commitment to pay royalties to the OCS up to the amount of the contingent liabilities deriving from the grants that had been received by NetReality from the OCS. Under the OCS agreement, grants should be repaid based on actual revenues generated by Allot. If no revenues are generated, the Company may file a request for a write off of the contingent liability as a result of a “Project Failure”.

In consideration for the assets acquired and liability assumed, Allot granted NetReality’s receiver a fully-vested warrant to purchase 48,267 of Series B preferred shares (with an exercise price of $0.02 per share), and undertook to pay royalties at the rate of the higher of (i) 7% from the sales of the NetReality products; or (ii) 1% of the total sales of Allot. The royalties were set to be paid over a period of five years from the date of the acquisition with a minimum of $1,000 and maximum of $ 2,500. The purchase price was valued at approximately $1,254, based on the fair value of the warrant granted, and the minimum commitment to pay royalties.

The acquisition was accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combination”, using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the date of acquisition. The fair values of the identified intangible assets were established based on an independent

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuation study performed by a third-party specialist, Vega Consultants Ltd. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill.

c. Impairment of long-lived assets and goodwill in 2004 (see also Note 2i):

During the fourth quarter of 2004, Allot decided to cease the development and sale of NetReality’s products, and to continue solely the provision of maintenance and support services.

Consequently, Allot performed a recoverability test on its long-lived assets associated with its NetReality products. As a result, Allot recorded a non-cash charge of $366 in accordance with SFAS No. 144. This impairment was recorded in operating expenses. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

The composition of the impairment was as follows:

Technology(*)	$159
Customer base(*)	98
Trade name(*)	109

$366

(*)	Related to the purchase of certain assets of NetReality, in September 2002.

As part of the goodwill annual impairment test and in connection with the evaluation Allot performed in accordance SFAS 142, no goodwill impairment was deemed necessary. The fair value of Allot, the sole reporting unit identified, was estimated based on the financing investment made in Allot during 2004.

d. Amortization expenses for the years ended December 31, 2003, 2004 and 2005, were $172, $139 and $23, respectively.

NOTE 7:-  BANK CREDIT LINES AND RELATED WARRANTS

Through October 2002, Allot was granted credit lines from Bank Hapoalim B.M. (“Hapoalim”), and United Mizrahi Bank Ltd. (“Mizrahi”). The term of the credit lines was through June 2005, and Allot has repaid all amounts withdrawn at that date.

In connection with the credit lines, Allot granted Hapoalim’s affiliates and Mizrahi several warrants to purchase up to 176,212 Series B preferred shares of the Company at an exercise price of $ 7.945 per share. The term of the warrants is 12 years commencing on the original grant dates of the respective warrants.

Allot recorded the fair value of these warrants using the Black-Scholes Option Valuation Model.

See also Note 9d.

NOTE 8:-  COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalties:

1. The Company received research and development grants from the OCS.

The Company is participating in programs sponsored by the Israeli Government for the support of research and development activities. Currently, the Company is obligated to pay royalties to the OCS, amounting to 3.5% of the sales of products of the Company and other related revenues generated, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of products of the Company and in the absence of such sales no payment is required.

Through December 31, 2005, the Company has paid or accrued royalties to the OCS in the amount of $2,747, which was recorded to cost of revenues.

As of December 31, 2005, the Company had an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $5,581. The Company also had an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $4,870, deriving from purchase of the operations of NetReality (see also Note 6b).

2. The Company undertook to pay royalties to the receiver of NetReality.

The financial statements include a liability in the amount of the present value of the minimum amount that will be paid to the receiver. See Note 6b.

b. Lease commitments:

In 1999, the Company leased office space in Hod Hasharon, Israel for a period ending in 2006. On February 13, 2006, the Company signed an agreement to rent new offices for a period of seven years, starting July 2006. The rental expenses are $39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The US subsidiary has one operating lease for office facilities in Eden Prairie, Minnesota. The lease expires on August 31, 2008. The lease provides for a base monthly rent, adjusted annually for cost of living increases.

The Company’s subsidiaries maintain smaller offices in Tokyo (Japan), Singapore, Sophia (France) and Madrid (Spain).

In addition, Allot signed motor vehicle operating lease agreements. The terms of the lease agreements range from 36 to 39 months.

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2003, 2004 and 2005, were $797, $950 and $1,116, respectively.

As of December 31, 2005, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,
2006	$766
2007	824
2008	656
2009	513
2010 and thereafter	1,612

$4,371

c. Liens and charges:

1. The Company has a fixed lien on a NIS deposit of $62 (December 31, 2004 — $65) in respect of its lease commitments regarding its offices in Israel.

2. The Company placed a floating charge in favor of Hapoalim Bank Ltd., on all its property, its assets and insurance rights in their respect, in return for credit lines which Hapoalim Bank Ltd. has granted the Company. On October 11, 2006, Hapoalim Bank Ltd. removed the floating charge.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. Other:

The Company is dependent upon single subcontractor for acquiring components and assembling Allot’s products. The subcontractor maintains net supplier’s inventory in accordance with Allot’s selling forecasts. In the event that Allot terminates its business connection with the subcontractor, it will be have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

NOTE 9:-  SHAREHOLDERS’ EQUITY

a. On October 26, 2006, the Company’s shareholders approved a 10-for-1 reverse share split by a way of consolidation of every 10 shares of each series of shares into one share of the same series and, accordingly, all shares (ordinary and preferred), options, warrants and earnings (losses) per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. Following such reverse share split, each share has a par value of NIS 0.1 instead of NIS 0.01.

Effective as of October 29, 2006, following the above shareholders’ approval, the Company’s Board of Directors approved, in accordance with the Company’s Interim Articles of Association (as approved by the Company’s shareholders on October 26, 2006), the following: (i) all ordinary shares, options to purchase ordinary shares and earnings (losses) per share amounts were adjusted to reflect a share dividend of approximately 1.275 ordinary shares for each ordinary share; and (ii) the conversion price of each Series A ordinary share and preferred share was adjusted to reflect such share dividend. Accordingly, all such amounts have been retroactively adjusted in these financial statements.

It was further resolved to increase the Company’s registered share capital to NIS 20,000,000.

b. Composition of share capital:

	Authorized			Issued			Outstanding
	December 31,		September 30,	December 31,		September 30,	December 31,		September 30,
	2004	2005	2006	2004	2005	2006	2004	2005	2006
			Unaudited			Unaudited			Unaudited
	Number of Shares

Shares of NIS 0.01 par value:
Ordinary shares(1)	6,980,782	6,980,782	8,028,632	2,178,807	2,455,326	2,546,678	2,178,807	2,455,326	2,546,678
Series A ordinary shares(2)	268,761	268,761	268,761	268,761	268,761	268,761	268,761	268,761	268,761
Series A preferred shares(3),(4)	776,562	776,562	776,562	776,562	776,562	776,562	668,205	668,205	668,205
Series B preferred shares(3)	2,998,942	2,998,942	2,998,942	2,706,236	2,706,236	2,706,236	2,706,236	2,706,236	2,706,236
Series C preferred shares(3)	89,826	89,826	89,826	89,826	89,826	89,826	89,826	89,826	89,826
Series D preferred shares(3)	785,145	785,145	785,145	785,145	785,145	785,145	785,145	785,145	785,145
Series E preferred shares(3)	—	—	452,157	—	—	452,157	—	—	452,157

	11,900,018	11,900,018	13,400,025	6,805,337	7,081,856	7,625,365	6,696,980	6,973,499	7,517,008

(1)	Ordinary shares confer upon their holders the right to receive notice of, and participate and vote such shares in general meetings of the Company, the right to receive dividends, if and when declared and the right to receive the remaining assets of the Company upon liquidation or deemed liquidation (as defined in the Articles of Association of the Company), subject to the preference in the distribution thereof to the holders of preferred shares (as described below).

(2)	Series A ordinary shares confer upon their holders the same rights as those conferred by ordinary shares, except that the Series A ordinary shares shall automatically be converted into ordinary shares immediately upon the closing of an IPO and are entitled to a weighted average anti-dilution protection in the event that the Company issues additional securities (other than certain excluded issuances) at a price per share, lower than the then applicable conversion price of the Series A ordinary shares, as defined in the Articles of Association of the Company.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Preferred shares:

Conversion — Each preferred share is convertible, at the option of the holder of such share, at any time after the original issuance date of such share, into ordinary shares of the Company, as is determined by dividing the applicable original issuance price of such preferred share by the conversion price prevailing at the time of conversion. The initial conversion price per share for preferred shares shall be the original issuance price for such share, provided that the conversion price for the preferred shares shall be subject to adjustment as defined in the Articles of Association of the Company.

The preferred shares will automatically be converted into ordinary shares immediately upon the closing of an IPO.

The preferred shares are entitled to a “weighted average” anti-dilution protection, in the event that the Company issues additional securities (other than certain excluded issuances) at a price per share lower than the then applicable conversion price of the applicable series of the preferred shares, as defined in the Articles of Association of the Company.

Voting rights — The preferred shares shall vote together with the other shares of the Company, and not as a separate class, in all shareholders meetings, with each preferred share having votes in such number as if then converted into ordinary shares.

Liquidation preference — In the event of any liquidation of the Company, it shall distribute to the holders of preferred shares, in a descending order from Preferred E Series to Preferred A Series, prior to and in preference to any payments to any of the holders of any other classes of shares of the Company, a per share amount equal to the original issue price, plus an amount equal to all declared but unpaid dividends thereon (such preference may not apply in the event that the distributed assets exceed certain values as stated in the Articles of Association). The remaining assets of the Company then available for distribution shall be distributed among all the shareholders of the Company in a pro-rata distribution.

With respect to the Series C preferred shares, in the event of an IPO, if the price per share of the Company established for the purpose of the IPO, multiplied by the number of ordinary shares issuable upon the conversion of all of the Series C preferred shares, shall not yield to the holders of the Series C preferred shares (assuming the conversion of all of the preferred shares into ordinary shares) an amount equal to at least three times the applicable original issue price per each Series C preferred share, multiplied by the number of Series C preferred shares, then the conversion ratio for the Series C preferred shares shall be adjusted, as set forth in the Company’s Articles of Association.

(4)	Series A preferred shares held in trust:

108,357 Series A preferred shares, convertible into 246,479 ordinary shares, are held in trust for the benefit of the Chairman of the Company’s Board pursuant to a right to purchase pending his payment of the full purchase price of approximately $600. For the purposes of calculating shareholders equity, the Company has not considered such Series A preferred shares to be outstanding because neither the Chairman of the Company’s Board nor the trustee has voting or economic rights with respect to such shares. (See also Note 9d and Note 14.)

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c. Stock option plans:

A summary of the Company’s stock option activity, pertaining to its option plans for employees, and related information is as follows:

	Year Ended						Nine Months Ended
	December 31,						September 30, 2006
	2003		2004		2005		Unaudited
	Number	Weighted	Number	Weighted	Number	Weighted	Number	Weighted
	of Shares	Average	of Shares	Average	of Shares	Average	of Shares	Average
	Upon	Exercise	Upon	Exercise	Upon	Exercise	Upon	Exercise
	Exercise	Price	Exercise	Price	Exercise	Price	Exercise	Price

Outstanding at the beginning of the period	520,879	$0.95	1,707,831	$1.16	1,828,853	$1.17	2,309,141	$1.63
Granted	1,285,313	$1.27	167,912	$1.34	986,097	$2.24	1,076,404	$3.66
Forfeited	(78,841)	$1.8	(37,023)	$1.12	(229,290)	$1.42	(41,062)	$1.96
Exercised	(19,520)	$0.43	(9,867)	$1.07	(276,519)	$1.12	(91,352)	$0.61

Outstanding at the end of the period	1,707,831	$1.16	1,828,853	$1.17	2,309,141	$1.63	3,253,131	$2.28

Exercisable at the end of the period	461,976	$0.66	991,063	$0.97	996,665	$1.06	1,497,051	$1.40

Allot’s employees have the ability, subject to a vesting period, to exercise stock options (i.e., remit cash consideration to the Company for the exercise price) in exchange for ordinary shares. The Company recognizes the consideration received for the exercise of the options into ordinary shares in shareholders’ equity.

The options outstanding as of September 30, 2006 have been classified by exercise price, as follows (unaudited):

	Shares Upon		Shares Upon
	Exercise of		Exercise of
	Options		Options
	Outstanding	Weighted	Exercisable
	as of	Average	as of
	September 30,	Remaining	September 30,
Exercise Price	2006	Contractual Life	2006
		Years

$5.930-5.934	35,267	9.90	—
$4.612-4.616	42,542	9.80	—
$4.167-4.176	246,835	9.68	—
$3.509-3.517	634,017	9.47	—
$2.237-2.242	1,049,811	8.56	382,975
$1.362-1.363	248,672	2.56	248,392
$1.228-1.231	861,202	6.70	731,004
$0.009	33,033	4.75	33,029
$0.00011	101,752	1.18	101,651

	3,253,131		1,497,051

The Company has three option plans under which outstanding options as of September 30, 2006, are as follows: (i) under the 1997 option plans, 896 options exercisable for 358,350 ordinary shares, and (ii) under the 2003 option plan, 2,894,781 options exercisable for 2,894,781 ordinary shares.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The options granted during the 12 months prior to December 31, 2005 have been classified by exercise price as follows:

				Number of
		Fair Value of	Intrinsic	Shares Upon
Exercise Price	Grant Date	Ordinary Shares	Value	Exercise

	January 26-
$2.24	December 20, 2005	$2.24	$—	986,097

The fair value assigned to the ordinary shares in order to calculate the compensation resulting from employee option grants, was determined primarily by management. In determining fair value, management has considered a number of factors, including independent valuations and appraisals.

The fair value of options granted in 2003, 2004 and 2005 was estimated at the date of grant using the Minimum Value Model option pricing model with the weighted average assumptions as described in Note 2n.

The weighted average exercise prices and fair values of options granted during the years ended December 31, 2003, 2004 and 2005 were as follows:

	Year Ended December 31,
	2003			2004			2005
			Weighted			Weighted		Weighted
	Weighted		Average	Weighted		Average	Weighted	Average
	Average		Exercise	Average		Exercise	Average	Exercise
	Fair Value		Price	Fair Value		Price	Fair Value	Price

Lower than market price at date of grant	$—		$—	$0.2		$1.23	$—	$—

Equals market price at date of grant	$0.13		$1.23	$—		$—	$0.35	$2.24

Greater than market price at date of grant	$ (*	)	$1.36	$ (*	)	$2.24	$—	$—

(*)	Less than $0.01.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. The Company’s outstanding rights, warrants and options to investors and others as of December 31, 2005, are as follows:

	Number of		Exercise
	Shares to be		Price Per
Issuance Date	Issued	Class of Shares	Share	Exercisable Through

January 1998(1)	108,357	Preferred A shares	$5.530	The earlier of a Liquidity Event and two years after an IPO (see Note 14)
November 2001(2)	6,196	Preferred B shares	$0.020	The closing of an IPO or an M&A transaction
April 2002(3)	9,099	Ordinary shares	$1.319	10 years
August 1999 - November 2002(4)	176,212	Preferred B shares	$7.945	The earlier of: (i) 12 months following the closing of an IPO (subject to certain exceptions) or an M&A transaction as stipulated in the warrant agreements, and (ii) August 2011 - November 2014 as applicable (refer also to Note 7)
September 2002(5)	48,267	Preferred B shares	$0.020	The closing of an IPO or an M&A transaction
March 1998(6)	4,550	Ordinary shares	$0.026	March 2008
January 1999(6)	9,099	Ordinary shares	$1.363	January 2009
July 2003(6)	54,593	Ordinary shares	$1.231	July 2013
May - September 2004(6)	17,516	Ordinary shares	$1.231	May - September 2015
July - December 2005(6)	98,950	Ordinary shares	$2.242	July - December 2015

(1)	Right to purchase Series A preferred shares granted to the Chairman of the Board who also served as Chief Executive Officer at the time of the grant. The underlined Series A preferred shares are issued and held in trust for the benefit of the Chairman of the Board, pending his payment of the full purchase price of approximately $600. The Company does not consider these shares to be outstanding since, while these shares are held in trust, neither the Chairman of the Board nor the trustee have voting or economic rights with respect to such shares. (See Note 9b4 and Note 14.)

(2)	Options granted to the Chairman of the Board.

(3)	Issued as a donation to Tmura (An Israeli Public Service Venture Fund — Non profit organization).

The fair value of these options was estimated at the date of grant using the Black-Scholes Option Valuation Model with the following assumptions for April 2002: expected volatility of 0.6867, risk free interest rates of 5.2%, dividend yields of 0%, and the expected life of the options of 10 years.

(4)	Issued to Hapoalim’s affiliates and Mizrahi, in connection with credit line agreements. Certain of the warrants were granted prior to November 2002 and certain of their terms were amended at such date.

The fair value of these options was estimated at the date of grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for November 2002: expected

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

volatility of 0.673-0.686, risk free interest rates of 3.93-4.22%, dividend yields of 0%, and a weighted-average expected life of the options of 8.82-12 years. The fair value was recorded as debt issuance cost and amortized over the term of the credit line agreements through financial expenses.

(5)	In connection with the acquisition of NetReality’s assets. See to Note 6b for further details.

(6)	184,708 options were granted to contractors in connection with products and services provided to the Company. All the options granted have a contractual life of 10 years and the exercised price was determined based on the period the options were granted.

NOTE 10:- TAXES ON INCOME

a. Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The facilities of the Company have been granted a status of an “Approved Enterprise” under the Law. According to the provisions of the Law, the Company’s income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years (depending upon the level of foreign ownership of the Company). The benefit period has not yet commenced.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production (in 2000), or 14 years from the approval date, (December 8, 1998), (the limitation on the number of years does not apply to the exemption period).

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the above Law, regulations published there under and the letter of approval for the specific investment. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than a complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently between 10% to 25% for an “Approved Enterprise”).

The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Pre-tax income (loss) is comprised as follows:

	Year Ended December 31,
	2003	2004	2005

Domestic	$(2,426)	$(3,354)	$(2,867)
Foreign	148	69	273

	$(2,278)	$(3,285)	$(2,594)

c. A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year Ended December 31,
	2003	2004	2005

Loss before taxes on income	$(2,278)	$(3,285)	$(2,594)

Theoretical tax benefit computed at the statutory tax rate (36%, 35% and 34% for the years 2003, 2004 and 2005, respectively)	$(820)	$(1,150)	$(882)
Tax exemption due to “Approved Enterprise”	843	1,107	886
Change in valuation allowance	272	11	(283)
Non-deductible expenses and other	(293)	35	61

Actual tax expenses (benefit)	$2	$3	$(218)

d. Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2005, in the amount of approximately $20,500, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

As of December 31, 2005, the U.S. subsidiary had no U.S. net operating loss carryforward for income tax purposes.

e. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax are as follows:

	December 31,
	2004	2005

Deferred tax assets:
Operating loss carry forward	$1,614	$947
Reserves and allowances	283	281

Deferred tax asset before valuation allowance	1,897	1,228
Valuation allowance	(1,897)	(947)

Net deferred tax asset	$—	$281

Management currently believes that since one of the Company’s subsidiaries has a history of losses, it is more likely than not that the deferred tax assets relating to the loss carryforwards and other temporary differences of that subsidiary will not be realized in the foreseeable future.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f. Israeli tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In September 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 — 35%, 2005 — 34%, 2006 — 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and 2010 and thereafter — 25%.

g. Income taxes for the nine months ended September 30, 2006 (unaudited):

Allot has recorded $75 tax expense during the nine months ended September 30, 2006.

h. Tax assessments:

The Company has final tax assessments through the year 2001.

NOTE 11:- NET EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of the basic and diluted net earnings (loss) per share:

a. Numerator:

	Year Ended			Nine Months Ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
				Unaudited

Net income (loss) as reported	$(2,280)	$(3,288)	$(2,376)	$(2,717)	$563

b. Denominator:

	Year Ended						Nine Months Ended
	December 31,						September 30,
	2003		2004		2005		2005		2006
							Unaudited

Weighted average number of ordinary shares	2,774,639		2,787,554		2,943,500		2,903,356		(*)13,310,355

Denominator for basic net losses per share of ordinary shares	2,774,639		2,787,554		2,943,500		2,903,356		(*)13,310,355

Effect of dilutive securities:
Employee stock options and warrants	(**	)	(**	)	(**	)	(**	)	2,191,343

Denominator for diluted net earnings (losses) per share of ordinary shares	2,774,639		2,787,554		2,943,500		2,903,356		15,501,698

(*)	Includes 10,220,632 preferred shares on an as-converted basis.

(**)	Anti-dilutive.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12:- GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment (see Note 1). Revenues are based on the customer’s location:

	Year Ended
	December 31,
	2003	2004	2005

United Kingdom	$750	$2,116	$5,781
Europe (excluding United Kingdom)	3,590	4,699	4,916
MEA (Middle East and Africa)	458	716	831
United States of America	5,654	6,439	6,563
Americas (excluding United States of America)	1,675	555	842
AO (Asia and Oceania)	2,648	3,560	4,039

	$14,775	$18,085	$22,972

The following presents total long-lived assets as of December 31, 2004 and 2005:

	December 31,
	2004	2005

Long-lived assets:
Israel	$1,329	$1,462
United States of America	158	210
Other	14	38

	$1,501	$1,710

NOTE 13:- FINANCIAL AND OTHER INCOME (EXPENSES)

	Year Ended December 31,
	2003	2004	2005

Financial and other income:
Interest income	$43	$92	$204
Foreign currency transactions differences	—	58	—
Capital gain	—	3	—
Financial and other expenses:
Interest expenses	(92)	(76)	(71)
Amortization of discount on bank credit-line	(397)	(318)	(50)
Foreign currency transactions differences	(33)	—	(32)
Capital loss	(28)	—	(6)

	$(507)	$(241)	$45

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14:- SUBSEQUENT EVENTS

In October 2006, the Company’s shareholders and Board of Directors approved an amendment to the escrow agreement with the Chairman of the Board regarding the 108,357 Series A preferred shares that are held in trust for his benefit as described in Note 9a. According to the amendment, if the right is not exercised prior to the earlier of a Liquidity Event as defined in the escrow agreement, or two years following the closing of an IPO, the right and the underlying Series A preferred shares will be forfeited. It was further approved that the Chairman of the Board has the right to pay for any portion of the shares by “net payment” of his right to purchase such shares.

6,500,000 Shares

Ordinary Shares

PROSPECTUS
             , 2006

Lehman Brothers

Deutsche Bank Securities

CIBC World Markets
RBC Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors, Officers and Employees

Under the Israeli Companies Law, an Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the above mentioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and office holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made.

In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The following is a summary of transactions during the proceeding three fiscal years involving sales of our securities that were not registered under the Securities Act. The following share numbers reflect to a 4.3962-for-1 reverse share split effected on October 29, 2006 (such reverse share split was effected through a 10-for-1 consolidation of each series of our ordinary and preferred shares, followed by a share dividend of approximately 1.275 ordinary shares for each ordinary share outstanding and an adjustment to the ordinary share conversion ratio of our preferred shares and Series A ordinary shares):

(a) On August 24, 2004, we issued Series D preferred shares convertible into 1,785,961 ordinary shares. The price per underlying ordinary share was approximately $4.49 and the aggregate consideration received was $8.0 million.

(b) On May 18, 2006, we issued an aggregate of Series E preferred shares convertible into 1,028,517 ordinary shares. The price per underlying ordinary share was approximately $5.35 and the aggregate consideration received was $5.5 million.

We believe that the issuance of the above-referenced securities was exempt from registration under the Securities Act because they were made outside of the United States to certain non-U.S. individuals or entities or in reliance upon the exemption from registration provided under Section 4(2) of the Securities Act and the regulations promulgated thereunder.

As of September 30, 2006, a total of 674,122 ordinary shares have been issued upon the exercise of share options granted to our and our subsidiaries’ directors, employees and consultants.

We believe that the issuance of these options was exempt from registration under the Securities Act because they were made pursuant to Regulation S there under or pursuant to exemptions from registration provided under Section 4(2) of the Securities Act and/or Rule 701 and the regulations promulgated thereunder.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The following is a list of exhibits filed as a part of this registration statement:

1.1	Form of Underwriting Agreement.
3.1	Memorandum of Association of the Registrant.
3.2	Articles of Association of the Registrant.
3.3	Form of Articles of Association of the Registrant to become effective upon closing of this offering.
4.1	Specimen share certificate.
5.1	Opinion of Ori Rosen & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).
10.1	Share Purchase Agreement, dated August 24, 2004, by and among the parties thereto and the Registrant.
10.2	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant.
10.3	Second Amended and Restated Investors Rights Agreement, dated October 26, 2006, by and among the parties thereto and the Registrant.
10.4	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant.
10.5	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant.
10.6	Escrow Agreement, dated January 28, 1998 by and among Yigal Jacoby, Ravillan Benzur & Co., Law Offices and the Registrant; Escrow Letter of Resignation and Appointment, dated January 31, 2004 by and among Yigal Jacoby, Yolovelsky, Dinstein, Sneh & Co. and the Registrant; and Assignment of Escrow Agreement, dated May 21, 2006 by and among Yodan Trust Company Ltd., Oro Trust Company Ltd., Yigal Jacoby and the Registrant.
10.7	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby.
10.8	Manufacturing Agreement, dated September 4, 2002, by and between the R.H. Electronics Ltd. and the Registrant.†
10.9	Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd.
10.10	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997).
10.11	Key Employees Share Incentive Plan (1997).
10.12	Key Employee Share Incentive Plan (2003).
10.13	Form of Option Grant Letter.
10.14	Form of Option Grant Letter for Senior Employees.
10.15	2006 Incentive Compensation Plan.
10.16	Form of Director and Officer Letter of Indemnification.
10.17	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.
23.2	Consent of Ori Rosen & Co., Israeli counsel to the Registrant (included in Exhibit 5.1).
23.3	Consent of BDO Ziv Haft Consulting & Management Ltd.
23.4	Consent of Vega Consultants Ltd.
24.1	Powers of Attorney (included in signature page to Registration Statement).

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

(b)	Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hod Hasharon, State of Israel on this day of October 31, 2006.

ALLOT COMMUNICATIONS LTD.

By:	/s/ Rami Hadar
Rami Hadar
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of ALLOT COMMUNICATIONS LTD. whose signature appears below hereby appoints Yigal Jacoby, Rami Hadar and Adi Sapir, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Rami Hadar Rami Hadar	Chief Executive Officer and President (Principal Executive Officer)	October 31, 2006

/s/ Adi Sapir Adi Sapir	Chief Financial Officer (Principal Financial and Accounting Officer)	October 31, 2006

/s/ Yigal Jacoby Yigal Jacoby	Chairman	October 31, 2006

/s/ Yossi Sela Yossi Sela	Director	October 31, 2006

/s/ Eyal Kishon Eyal Kishon	Director	October 31, 2006

Name		Title	Date

/s/ Shai Saul Shai Saul		Director	October 31, 2006

/s/ Erel Margalit Erel Margalit		Director	October 31, 2006

/s/ Yosi Elihav Yosi Elihav		Director	October 31, 2006

ALLOT COMMUNICATIONS, INC.		United States Representative

By:	/s/ Rami Hadar Name: Rami Hadar Title: Director, Allot Communications, Inc.

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.
3.1	Memorandum of Association of the Registrant.
3.2	Articles of Association of the Registrant.
3.3	Form of Articles of Association of the Registrant to become effective upon closing of this offering.
4.1	Specimen share certificate.
5.1	Opinion of Ori Rosen & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).
10.1	Share Purchase Agreement, dated August 24, 2004, by and among the parties thereto and the Registrant.
10.2	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant.
10.3	Second Amended and Restated Investors Rights Agreement, dated October 26, 2006, by and among the parties thereto and the Registrant.
10.4	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant.
10.5	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant.
10.6	Escrow Agreement, dated January 28, 1998 by and among Yigal Jacoby, Ravillan Benzur & Co., Law Offices and the Registrant; Escrow Letter of Resignation and Appointment, dated January 31, 2004 by and among Yigal Jacoby, Yolovelsky, Dinstein, Sneh & Co. and the Registrant; and Assignment of Escrow Agreement, dated May 21, 2006 by and among Yodan Trust Company Ltd., Oro Trust Company Ltd., Yigal Jacoby and the Registrant.
10.7	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby.
10.8	Manufacturing Agreement, dated September 4, 2002, by and between the R.H. Electronics Ltd. and the Registrant.†
10.9	Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd.
10.10	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997).
10.11	Key Employees Share Incentive Plan (1997).
10.12	Key Employee Share Incentive Plan (2003).
10.13	Form of Option Grant Letter.
10.14	Form of Option Grant Letter for Senior Employees.
10.15	2006 Incentive Compensation Plan.
10.16	Form of Director and Officer Letter of Indemnification.
10.17	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global.
23.2	Consent of Ori Rosen & Co., Israeli counsel to the Registrant (included in Exhibit 5.1).
23.3	Consent of BDO Ziv Haft Consulting & Management Ltd.
23.4	Consent of Vega Consultants Ltd.
24.1	Powers of Attorney (included in signature page to Registration Statement).

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.